Exhibit 2.1

CERTAIN INFORMATION IDENTIFIED WITH THE MARK “[***]”, “[***%***]” AND “[***$***]” HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE SUCH INFORMATION IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE REGISTRANT IF PUBLICLY DISCLOSED.

AGREEMENT AND PLAN OF MERGER

among

SOMALOGIC, INC.,

PANTHER MERGER SUBSIDIARY I, LLC,

PANTHER MERGER SUBSIDIARY II, LLC,

PALAMEDRIX, INC.

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC, as the Securityholder Representative

Dated as of July 25, 2022

i

Annex A	Payoff Indebtedness
Exhibit A	Form of Stockholder Written Consent
Exhibit B	Form of Escrow Agreement
Exhibit C	Form of First Certificate of Merger
Exhibit D	Form of Second Certificate of Merger
Exhibit E	Form of Surviving Company Certificate of Formation
Exhibit F	Form of Surviving Company Limited Liability Company Agreement
Exhibit G-1	Form of Letter of Transmittal (Stockholders)
Exhibit G-2	Form of Letter of Transmittal (Holders of SAFEs)
Exhibit H	Milestone Update Report
Exhibit I	R&W Policy
Exhibit J-1	Patent Rights Disclaimer (Gopinath)
Exhibit J-2	Patent Rights Disclaimer (Rothemund)
Schedule 1.1(A)	First Tranche SAFEs
Schedule 1.1(B)	Second Tranche SAFEs
Schedule 2.12	Applicable Accounting Principles
Schedule 5.1	Conduct of Business Prior to the Closing
Schedule 6.3	Section 41 Credits
Schedule 7.3(b)	Required Consents
Schedule 7.3(j)	Employees

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of July 25, 2022 (the “Agreement Date”) by and among SOMALOGIC, INC., a Delaware corporation (the “Acquiror”), PANTHER MERGER SUBSIDIARY I, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of the Acquiror (“Merger Sub I”), PANTHER MERGER SUBSIDIARY II, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of the Acquiror (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), PALAMEDRIX, INC., a Delaware corporation (the “Company”) and SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the initial Securityholder Representative (as defined below) hereunder. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Article I hereof.

RECITALS

WHEREAS, the Acquiror and the Company intend to effect a merger of Merger Sub I with and into the Company (the “First Merger”) in accordance with this Agreement, the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”). Upon consummation of the First Merger, Merger Sub I will cease to exist and the Company will become a wholly-owned Subsidiary of the Acquiror;

WHEREAS, immediately following the First Merger and as part of the same overall transaction as the First Merger, the Acquiror intends to effect a merger of the Company with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Merger”) in accordance with this Agreement, the DGCL and the DLLCA. Upon consummation of the Second Merger, the Company will cease to exist and Merger Sub II will continue as the surviving company (the “Surviving Company”);

WHEREAS, the parties hereto intend that the First Merger and Second Merger, taken together, will constitute an integrated transaction described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”), and that this Agreement be, and hereby is, adopted as a “plan of reorganization” for the purposes of Section 368 of the Code and Treasury Regulations Section 1.368-2(g);

WHEREAS, the board of directors of the Company has deemed it advisable and in the best interests of the Company and its Stockholders (as defined below) that the Company engage in the Merger and the transactions contemplated by this Agreement;

WHEREAS, the board of directors of the Acquiror has (i) determined that the Merger is fair to, advisable and in the best interests of the Acquiror and its stockholders and (ii) approved and declared advisable this Agreement and the Merger, including the issuance of the Upfront Stock Consideration and the Milestone Consideration (as defined below), if any, to be satisfied through the payment of shares of Acquiror Common Stock to the applicable Company Securityholders pursuant to the terms of this Agreement;

WHEREAS, the managing member of Merger Sub I has (i) determined that the First Merger is fair to, advisable, and in the best interests of Merger Sub I and its sole member, (ii) approved and declared advisable this Agreement and the First Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the member of Merger Sub I votes to adopt this Agreement and thereby approve the First Merger;

WHEREAS, the managing member of Merger Sub II has (i) determined that the Second Merger is fair to, advisable, and in the best interests of Merger Sub II and its sole member, (ii) approved and declared advisable this Agreement and the Second Merger and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the member of Merger Sub II votes to adopt this Agreement and thereby approve the Second Merger;

WHEREAS, within 24 hours after the execution of this Agreement, the Company shall deliver to the Acquiror a written consent (the “Stockholder Written Consent”) executed by the holders of not less than eighty-two percent (82%) of the Shares (as defined below) outstanding as of the date of this Agreement, in substantially the form attached hereto as Exhibit A and in accordance with the Company’s certificate of incorporation, the Company’s bylaws and the DGCL, (i) approving and adopting this Agreement and the Merger, (ii) acknowledging that the approval given thereby is irrevocable and that such Stockholders are aware of their rights to demand appraisal for their Shares pursuant to Section 262 of the DGCL, a true and correct copy of which shall be attached thereto, and that such Stockholders have received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that, by their approval of the Merger, they thereby waive any appraisal rights with respect to their Shares under the DGCL; and

WHEREAS, concurrently with the execution and delivery of this Agreement, as a material inducement to the Acquiror to enter into this Agreement, each Founder, on the one hand, and the Acquiror, on the other hand, are executing the Founder Offer Letters, Founder Side Letters and Restrictive Covenant Agreements, each of which shall be effective at and as of the Closing.

AGREEMENT

NOW, THEREFORE, BE IT RESOLVED, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:

Article I
DEFINITIONS

Section 1.1 Certain Defined Terms. For purposes of this Agreement:

“$20 Million First Tranche SAFE Shares” means, with respect the $20 Million First Tranche SAFEs, the notional number of Shares that would be issued upon conversion of the $20 Million First Tranche SAFEs based on the “Conversion Amount” (as defined in each of the applicable $20 Million First Tranche SAFEs) in accordance with the terms thereunder.

“$20 Million First Tranche SAFEs” means, collectively, the Simple Agreements for Future Equity that are outstanding as of immediately prior to the First Effective Time, all of which are set forth on Schedule 1.1(A)(i) hereto with the respective Purchase Amounts (as defined therein) set forth on such schedule.

“$25 Million First Tranche SAFEs” means, collectively, the Simple Agreements for Future Equity that are outstanding as of immediately prior to the First Effective Time, all of which are set forth on Schedule 1.1(A)(ii) hereto with the respective Purchase Amounts (as defined therein) set forth on such schedule.

“$25 Million SAFE Overage Per Share Amount” means the $25 Million SAFE Overage Per Share Amount as set forth in the Consideration Spreadsheet. Solely for purposes of clarification, the $25 Million SAFE Overage Per Share Amount is intended to provide Merger Consideration (anticipated to be applicable Milestone Consideration) that is allocated to the Company Securityholders and the holders of $20 Million First Tranche SAFEs (but not the holders of $25 Million First Tranche SAFEs or $30 Million First Tranche SAFEs) to address the fact that the holders of the $25 Million First Tranche SAFEs and $30 Million First Tranche SAFEs will receive their applicable Purchase Amounts in respect of the Upfront Consideration (in lieu of being treated based on the notional number of Shares that would be issued upon conversion of such First Tranche SAFEs based on the “Conversion Amount” in respect of the Upfront Consideration) and the $25 Million First Tranche SAFEs and $30 Million First Tranche SAFEs will have economic value that is greater on an “as-converted” basis based on the Conversion Amount (as compared to receiving the applicable Purchase Amounts) only following a particular amount of cumulative Merger Consideration has been received (which amount is anticipated to be based on a portion of, but not all of, a particular amount of Milestone Consideration).

“$25 Million First Tranche SAFE Shares” means, with respect the $25 Million First Tranche SAFEs, the notional number of Shares that would be issued upon conversion of the $25 Million First Tranche SAFEs based on the “Conversion Amount” (as defined in each of the applicable $25 Million First Tranche SAFEs) in accordance with the terms thereunder.

“$30 Million First Tranche SAFE Shares” means, with respect the $30 Million First Tranche SAFEs, the notional number of Shares that would be issued upon conversion of the $30 Million First Tranche SAFEs based on the “Conversion Amount” (as defined in each of the applicable $30 Million First Tranche SAFEs) in accordance with the terms thereunder.

“$30 Million First Tranche SAFEs” means, collectively, the Simple Agreements for Future Equity that are outstanding as of immediately prior to the First Effective Time, all of which are set forth on Schedule 1.1(A)(iii) hereto with the respective Purchase Amounts (as defined therein) set forth on such schedule.

“Acquiror Common Stock” means common stock of the Acquiror.

“Acquiror Change of Control” means any of the following events: (i) the acquisition of the Acquiror by another Person or related group of Persons, of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of at least a majority of the voting securities of the Company, by means of any transaction or series of related transactions (including, without limitation, any equity acquisition, reorganization, tender offer, exchange, merger, consolidation or similar transaction), other than a transaction or series of related transactions in which the holder(s) of the voting securities of the Acquiror outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of the voting securities of the Acquiror held by such holder(s) prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Acquiror or such other surviving or resulting entity, as applicable (or if the Acquiror or such other surviving or resulting entity is a wholly-owned Subsidiary immediately following such acquisition, its parent); or (ii) a sale, lease, exclusive license, or other disposition of all or substantially all of the assets of the Acquiror by means of any transaction or series of related transactions, except where such sale, lease, exclusive license or other disposition is to a wholly-owned Subsidiary of the Acquiror.

“Acquiror Milestone Stock Price” means, with respect to each Milestone (as defined below), the price per share of Acquiror Common Stock determined based on the volume weighted average price of the Acquiror Common Stock for the five (5) trading day period beginning on the trading day that is six (6) trading days immediately preceding the date that such applicable Milestone was achieved and ending on (and inclusive of) the trading day immediately preceding the date that such applicable Milestone was achieved (such first trading day prior to the date that such applicable Milestone was achieved, the “Price Determination Date”). For clarity, such price shall be determined by (a) multiplying the closing price for each of the five (5) trading days for the period beginning on the trading day that is six (6) trading days immediately preceding the date that such applicable Milestone was achieved and ending on (and inclusive of) the trading day immediately preceding the date that such applicable Milestone was achieved by the trading volume of Acquiror Common Stock for such day, as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)), (b) summing the products for each of such five days determined in the foregoing clause (a), and (c) dividing the result by the aggregate trading volume of the shares of Acquiror Common Stock for all five trading days prior to (and including) the Price Determination Date, as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)).

“Acquiror Upfront Stock Price” means the price per share of Acquiror Common Stock determined based on the volume weighted average price of the Acquiror Common Stock for the five (5) day period beginning on the trading day that is six (6) trading days immediately preceding the Agreement Date and ending on (and inclusive of) the trading day immediately preceding the Agreement Date. For clarity, such price shall be determined by (a) multiplying the closing price for each of the five (5) trading days for the period beginning on the trading day that is six (6) trading days immediately preceding the Agreement Date and ending on (and inclusive of) the trading day immediately preceding the Agreement Date by the trading volume of Acquiror Common Stock for such day, as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)), (b) summing the products for each of such five days determined in the foregoing clause (a), and (c) dividing the result by the aggregate trading volume of the shares of Acquiror Common Stock for all five trading days prior to (and including) the trading day immediately preceding the Agreement Date, as reported by Bloomberg L.P. (based on a trading day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)). For the avoidance of doubt, the Acquiror, the Company and the applicable Company Securityholders acknowledge and agree that the Acquiror Upfront Stock Price will be used to determine the total number of shares of Acquiror Common Stock issued as the Upfront Stock Consideration, which is intended to have an aggregate value of $21,000,000 (based on the number of shares of Acquiror Common Stock issued as Upfront Stock Consideration and the Acquiror Upfront Stock Price).

“Action” means any claim, action, suit, inquiry, proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding, including claims or allegations of infringement, inducement to infringe, contributory infringement, and misappropriation.

“Additional Side Letter” means the letter agreement by and among the Acquiror, the Merger Subs, the Company and the Securityholder Representative, dated as of the date hereof.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Aggregate $25 Million First Tranche SAFE Cash Amount” means the sum of all $25 Million First Tranche SAFE Cash Amounts as set forth in the Consideration Spreadsheet.

“Aggregate $25 Million First Tranche SAFE Shares” means the sum of all $25 Million First Tranche SAFE Share Amounts as set forth in the Consideration Spreadsheet.

“Aggregate $30 Million First Tranche SAFE Cash Amount” means the sum of all $30 Million First Tranche SAFE Cash Amounts as set forth in the Consideration Spreadsheet.

“Aggregate $30 Million First Tranche SAFE Shares” means the sum of all $30 Million First Tranche SAFE Share Amounts as set forth in the Consideration Spreadsheet.

“Ancillary Agreements” means the Stockholder Written Consent, the Escrow Agreement, the Founder Side Letters, the Restrictive Covenant Agreements, the Additional Side Letter, and all other agreements, and instruments required to be delivered by any party pursuant to this Agreement, and any other agreements, or instruments entered into at or prior to the Closing (as defined below) in connection with this Agreement or the transactions contemplated hereby.

“Assets” means all tangible and intangible properties and assets (real, personal or mixed), and, in case of the Company, used or held for use in the operation of the current Company business.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

“Caltech License Agreements” means, collectively, (i) that certain License Agreement dated February 12, 2021 between the California Institute of Technology (“Caltech”) and the Company for the patent family identified as the [***********] patent family, (ii) the Caltech License No. 2, and (iii) that certain License Agreement dated February 12, 2021 between Caltech and the Company for the patent family identified as the [***********] patent family.

“Caltech License No. 2” means that certain License Agreement dated February 12, 2021 between Caltech and the Company for the patent family identified as the [***********] patent family.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 (116th Cong.) (Mar. 27, 2020), and any amendments thereof, any similar or successor Law or executive order or executive memo (together with all guidance, rules and regulations related thereto issued by a Governmental Authority, including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020, and IRS Notice 2020-65).

“Cash” means, as of immediately prior to the Closing, the aggregate amount of all cash and cash equivalents of the Company (to the extent convertible into cash within thirty (30) days) net of any outstanding checks, wire transfers and bank overdrafts of the Company and excluding any amounts relating to credit card receivables or Restricted Cash, calculated in accordance with the Applicable Accounting Principles (as defined below).

“CDC” means the Centers for Disease Control and Prevention.

“Closing Per Share Merger Consideration” means, with respect to a Share or a $20 Million First Tranche SAFE Share, as applicable, (i) the Upfront Cash Consideration divided by the sum of (A) the aggregate number of Shares (other than Cancelled Shares (as defined below)) outstanding as of immediately prior to the First Effective Time (as defined below) and (B) the aggregate number of $20 Million First Tranche SAFE Shares, plus (ii) the Upfront Stock Consideration divided by the sum of (A) the aggregate number of Shares (other than Cancelled Shares) outstanding as of immediately prior to the First Effective Time and (B) the aggregate number of $20 Million First Tranche SAFE Shares. Notwithstanding the foregoing, for purposes of calculating the “Closing Per Share Merger Consideration”: (x) the Upfront Cash Consideration shall expressly exclude: (A) the Aggregate $25 Million First Tranche SAFE Cash Amount, (B) the Aggregate $30 Million First Tranche SAFE Cash Amount, and (C) the Aggregate Second Tranche SAFE Cash Amount, as such amounts are payable by the Acquiror on a “fixed” basis based on the applicable Purchase Amount (as defined in such applicable SAFE) to the holders of such SAFEs and (y) the Upfront Stock Consideration shall expressly exclude: (A) the Aggregate $25 Million First Tranche SAFE Shares, (B) the Aggregate $30 Million First Tranche SAFE Shares, and (C) the Aggregate Second Tranche SAFE Shares, as such shares are issuable by the Acquiror on a “fixed” basis based on the applicable Purchase Amount (as defined in such applicable SAFE) to the holders of such SAFEs, in each case, in accordance with the terms and conditions of this Agreement.

“Commercially Reasonable Efforts” means, solely for purposes of Section 2.16, that level of effort and resources that the Acquiror would typically devote to, and with respect to, products of similar market potential at a similar stage in development or product life, taking into account Intellectual Property protection or potential infringement, safety, the competitiveness of alternative products, and the profitability of the product, all as measured by the facts and circumstances in existence at the time such efforts are due.

“Company Securityholders” means, collectively, (i) the Stockholders and (ii) the holders of SAFEs. Notwithstanding the foregoing, the term “Company Securityholders” for all purposes under this Agreement with respect to the rights of the Company Securityholders to receive Merger Consideration that is not the Second Tranche SAFEs Consideration shall expressly exclude the holders of the Second Tranche SAFEs in respect of such Second Tranche SAFEs (as the holders of the Second Tranche SAFEs in respect of such Second Tranche SAFEs are only entitled to receive their applicable portion of the Second Tranche SAFEs Consideration, and not any other Merger Consideration, in accordance with the terms of this Agreement and the Second Tranche SAFEs).

“Contract” means any contract, agreement, arrangement or understanding, whether written or oral and whether express or implied.

“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“COVID-19” means SARS-CoV-2 or COVID-19, and any variants or evolutions thereof or related or associate epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or similar Law, order, directive, guideline or recommendation by any Governmental Authority or public health agency in connection with or in response to COVID-19, including the CARES Act, the FFCRA, the Consolidated Appropriations Act of 2021, or applicable rules and regulations promulgated thereunder, as amended from time to time, the American Rescue Plan Act of 2021, Pub. L. 117-2 (117th Cong.) (Mar. 11, 2021) and all OSHA and CDC guidelines and requirements, such as social distancing, cleaning, and other similar or related measures.

“Current Assets” means the aggregate dollar amount of all Assets characterized as current assets of the Company, excluding any amounts included in Cash or Restricted Cash (to avoid any double-counting with any other adjustments), as determined in accordance with the Applicable Accounting Principles.

“Current Liabilities” means the aggregate dollar amount of all Liabilities characterized as current liabilities of the Company, excluding any amounts included in Indebtedness or Transaction Expenses (to avoid any double-counting with any other adjustments), as determined in accordance with the Applicable Accounting Principles.

“Educational Institution” means any school (including a technical, trade, or vocational school), junior college, college or university, including, but not limited to, Caltech and the Massachusetts Institute of Technology.

“Encumbrance” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Equity Plan” means the Company’s 2020 Equity Incentive Plan.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company and that, together with the Company, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means the Escrow Agreement to be entered into by the Acquiror, the Securityholder Representative and the Escrow Agent, substantially in the form attached as Exhibit B hereto.

“Evaluation Material” means any information, documents or materials regarding the Company or its respective business furnished or made available to the Acquiror and its Representatives in the online data room, any management presentations attended by the Acquiror or in any other reasonable form for dissemination of such information, documents or materials in expectation of, or in connection with, the transactions.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations promulgated thereunder.

“Exchange Agent” means Continental Stock Transfer & Trust Company.

“Expense Fund Amount” means an amount equal to $150,000.

“Expense Fund Per Share Amount” means (i) the amount of the Expense Fund Amount to be paid to the Company Securityholders under this Agreement, divided by (ii) the Expense Fund Fully Diluted Share Number.

“Expense Fund Fully Diluted Share Number” means the sum of: (i) the aggregate number of Shares (other than Cancelled Shares) outstanding as of immediately prior to the First Effective Time, plus (ii) the aggregate number of First Tranche SAFE Shares.

“Expense Fund Fully Diluted Percentage” means, with respect to a Company Securityholder, a ratio (expressed as a percentage) equal to (i) the sum of (A) the number of Shares held by such Company Securityholder as of immediately prior to the First Effective Time, and (B) the number of First Tranche SAFE Shares held by such Company Securityholder as of immediately prior to the First Effective Time, divided by (ii) the Expense Fund Fully Diluted Share Number.

“FFCRA” means the Families First Coronavirus Response Act, Pub. L. 116-127 (116th Cong.) (Mar. 18, 2020).

“First Net Sales Milestone Consideration Per Share Amount” means the First Net Sales Milestone Consideration Per Share Amount as set forth in the Consideration Spreadsheet.

“First Tranche SAFE Shares” means the sum of (i) the $20 Million First Tranche SAFE Shares, plus (ii) the $25 Million First Tranche SAFE Shares, plus (iii) the $30 Million First Tranche SAFE Shares.

“First Tranche SAFEs” means, collectively, (i) the $20 Million First Tranche SAFEs; (ii) the $25 Million First Tranche SAFEs, and (iii) the $30 Million First Tranche SAFEs, in each case, which SAFEs are outstanding as of immediately prior to the First Effective Time, all of which are set forth on Schedule 1.1(A)(i) through (iii) hereto with the respective Purchase Amounts (as defined therein) set forth on such schedule.

“Formic Ventures Board Observer Right Letter” means that certain letter agreement dated January 4, 2021 by and between the Company and Ant House Advisors LLC entered into in connection with Formic Ventures LLC’s purchase of a SAFE.

“Founder Offer Letters” means those certain employment offer letters, dated as of the date hereof, between the Acquiror, on the one hand, and each Founder, on the other hand.

“Founder Side Letters” means those certain side letters, dated as of the date hereof, between the Acquiror, on the one hand, and each Founder, on the other hand.

“Founders” means Michael S. Bowen, Ashwin Gopinath and Paul Rothemund.

“GAAP” means United States generally accepted accounting principles as of the date hereof, consistently applied.

“Governmental Authority” means any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body (including any grand jury).

“Immediate Family” means, with respect to any specified Person, such Person’s spouse, parents, children, grandparents, grandchildren and siblings, including adoptive relationships and relationships through marriage, or any other relative of such Person that shares such Person’s home.

“Indebtedness” means, without duplication (but before taking account the consummation of the transactions contemplated hereby), (i) the unpaid principal amount of, as well as any accrued interest, premiums, penalties and other fees, expenses, and other payment obligations and amounts due (including such amounts that would become due as a result of the consummation of the transactions contemplated by this Agreement), in each case, in respect of (A) all indebtedness for borrowed money of the Company, (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments, and (C) all obligations with respect to interest-rate hedging, swaps or similar financial arrangements (valued at the termination value thereof and net of all payments owed to the Company or its Affiliates thereunder); (ii) all obligations of the Company evidenced by any surety bonds, letters of credit or bankers’ acceptances or similar facilities, in each case, to the extent drawn upon; (iii) all obligations under capital or finance leases and any obligations for leases classified as capital or finance leases in the Financial Statements (as defined below), which obligations are required to be included on the balance sheet of the Company as of such date, as determined in accordance with GAAP; (iv) any amounts for the deferred purchase price of goods, securities, assets, or services of the Company (excluding, for the avoidance of doubt, accounts payable of the Company included in Net Working Capital); (v) unpaid management fees; (vi) liabilities of the Company to any current or former employee, officer, director or individual service provider of the Company for accrued vacation or paid time off that is unused as of immediately prior to the Closing and relates solely to the reporting period ending December 31, 2021 or for any period prior thereto (but expressly not including the reporting period commencing on or after January 1, 2022), and any employer portion of payroll Taxes payable by the Company with respect to the foregoing (with the understanding that the Company intends to pay such accrued vacation and paid time off amounts to such service providers of the Company during the period between the signing of this Agreement and the Closing and if such payment is so made, the amount of such payment shall not constitute Indebtedness); (vii) all deposits and monies received by the Company in advance; (viii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company; (ix) any unpaid Pre-Closing Taxes, calculated by (A) using an interim closing of the books method and (B) excluding any Tax refunds and only including such overpayments of Tax that are available to offset such Taxes in the relevant jurisdiction as a matter of applicable Law; provided, that in no event shall the amount of unpaid Pre-Closing Taxes be less than zero for any jurisdiction; and (x) all obligations of the type referred to in clauses (i) through (x) of other Persons for the payment of which the Company is responsible or liable, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations.

“Indemnification Pro Rata Portion” means, with respect to any Company Securityholder, a percentage equal to the quotient of (i) the value of the Merger Consideration then received by such Company Securityholder and (ii) the value of the Merger Consideration then received by all Company Securityholders, in each case, measured as of the time of the receipt of a Claim Notice (as defined below) received by the Securityholder Representative with respect to an indemnification claim made by an Acquiror Indemnified Party (as defined below) hereunder. Notwithstanding the foregoing, the holders of Second Tranche SAFEs in respect of their holdings of Second Tranche SAFEs shall not bear (or be entitled to receive) any portion of the Indemnity Escrow Fund or bear any portion of Milestone Consideration for which the Acquiror Set-Off Rights are so exercised; however, the holders of Second Tranche SAFEs in respect of their holdings of Second Tranche SAFEs shall constitute Company Securityholders who are responsible for their proportionate share of Indemnification Pro Rata Portion for those Losses for which the Acquiror Indemnified Parties have the right to pursue recourse directly against the Company Securityholders, subject to the terms, conditions and limitations contained herein.

“Indemnity Escrow Amount” means $200,000.

“Indemnity Escrow Fund” means the Indemnity Escrow Amount deposited with the Escrow Agent, including any remaining interest or other amounts earned thereon.

“Indemnity Escrow Fund Per Share Amount” means (i) the amount of the Indemnity Escrow Amount to be paid to the applicable Company Securityholders under this Agreement, divided by (ii) the Indemnity Escrow Fully Diluted Share Number.

“Indemnity Escrow Fully Diluted Share Number” means the sum of: (i) the aggregate number of Shares (other than Cancelled Shares) outstanding as of immediately prior to the First Effective Time, plus (ii) the aggregate number of $20 Million First Tranche SAFE Shares.

“Indemnity Escrow Fully Diluted Percentage” means, with respect to a Company Securityholder, a ratio (expressed as a percentage) equal to (i) the sum of (A) the number of Shares held by such Company Securityholder as of immediately prior to the First Effective Time, and (B) the number of $20 Million First Tranche SAFE Shares held by such Company Securityholder as of immediately prior to the First Effective Time, divided by (ii) the Indemnity Escrow Fully Diluted Share Number.

“Intellectual Property” means all intellectual property rights arising from or associated with the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), domain names and other Internet addresses or identifiers, trade dress and similar rights, and applications (including intent to use applications and similar reservations of marks and all goodwill associated therewith) to register any of the foregoing (collectively, “Marks”); (ii) patents and patent applications (collectively, “Patents”); (iii) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (iv) trade secrets, know-how, inventions, methods, processes and processing instructions, technical data, specifications, research and development information, technology, and product roadmaps, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); and (v) moral rights, publicity rights, and any other proprietary or intellectual property rights of any kind or nature that do not comprise or are not protected by Marks, Patents, Copyrights or Trade Secrets.

“JPM” means J.P. Morgan Securities LLC.

“JPM Engagement Letter” means the engagement letter between the Company and JPM dated July 1, 2021.

“knowledge” means, with respect to the Company, the actual (but not constructive or imputed) knowledge of each of the Founders and Gavin Kosviner, after reasonable inquiry.

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any Governmental Authority.

“Leased Real Property” means all real property leased, subleased or licensed to the Company or which the Company otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of real property located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.

“Letter of Transmittal” means: (i) with respect to the Stockholders, the letter of transmittal in the form attached hereto as Exhibit G-1 and (ii) with respect to the holders of SAFEs, the letter of transmittal in the form attached hereto as Exhibit G-2.

“Liabilities” means any debt, liability or obligation of any kind, character or nature, whatsoever, whether absolute, accrued, asserted or unasserted, contingent or otherwise, and whether due or to become due.

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect, result or state of facts that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company or (ii) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Merger or any of the other transactions contemplated by this Agreement or the Ancillary Agreements or would reasonably be expected to do so; provided, however, that Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes generally affecting the life sciences industry, or the economy or the financial, banking or securities markets, (2) acts of terrorism, war, weather conditions or other force majeure events, and the effect of any action required to be taken under pronouncements or guidelines issued by a Governmental Authority, the Centers for Disease Control and Prevention, or the World Health Organization providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, health conditions, including any public health emergency, epidemic, pandemic, or disease outbreak (including caused by the COVID-19), (3) changes in Law or GAAP, or in the interpretation of any of the foregoing by any Governmental Authority first announced or proposed after the date of this Agreement, (4) any failure by the Company to meet internal projections or forecasts for any period on or after the date of this Agreement and prior to the First Effective Time (provided, that the cause or basis for the Company failing to meet such internal projections or forecasts may be considered in determining the existence of a Material Adverse Effect unless such cause or basis is otherwise excluded by this definition), (5) any change directly caused by the announcement or pendency of the transactions contemplated hereby, and (6) any change directly caused by compliance with the terms of, or the taking of any action required by, this Agreement or the Ancillary Agreements; provided further, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstances, occurrence, effect or state of facts is not disproportionately adverse to the Company, taken as a whole, as compared to other similarly situated companies.

“Merger Consideration” means the sum of: (i) the Upfront Cash Consideration, subject to adjustment in accordance with Section 2.13, plus (ii) the Upfront Stock Consideration, plus (iii) the Indemnity Escrow Amount, plus (iv) the Milestone Consideration, plus (x) the Expense Fund Amount (as defined below), in each case, as and when payable (and/or issuable, as applicable) under this Agreement.

“Metaplanet Information Rights Agreement” means that certain Palamedrix, Inc. Information Rights Agreement dated August 25, 2020 by and between the Company and Metaplanet Holdings OÜ.

“Milestone Consideration Per Share Value” means, with respect to each payment of Milestone Consideration owed to the Milestone Consideration Recipients under this Agreement, (i) the amount of such payment of Milestone Consideration due to the Milestone Consideration Recipients under this Agreement, divided by (ii) the Milestone Fully Diluted Share Number.

“Milestone Fully Diluted Share Number” means the sum of: (i) the aggregate number of Shares (other than Cancelled Shares) outstanding as of immediately prior to the First Effective Time, plus (ii) the aggregate number of First Tranche SAFE Shares (excluding, solely for purposes of the First Net Sales Milestone (as referenced in Section 2.16(d)), the holders of $30 Million First Tranche SAFEs).

“Milestone Consideration Recipients” means, collectively, the Stockholders and the holders of First Tranche SAFEs.

“Nasdaq” means the Nasdaq Global Market or any successor thereto.

“Net Sales” means, for any period of determination, the “net sales” generated from the sale of Soma San Diego Products, calculated as follows:

(i)       the gross amount billed, invoiced or otherwise recognized as revenue in accordance with GAAP with respect to sales or other dispositions to a Third Party of Soma San Diego Products by the Acquiror or its Affiliates, minus:

(ii)       the following deductions to the extent included in the gross amount billed or invoiced with respect to sales or other dispositions of Soma San Diego Products or otherwise recognized or accrued in accordance with GAAP:

(a)	amounts repaid or credited by reasons of defects, rejections, recalls or returns;

(b)	price protection and shelf stock adjustments, slotting fees and coupons;

(c)	excise taxes, sales taxes, duties, value added taxes and other similar taxes;

(d)	freight (in or out), postage, shipping, customs, duties and shipping insurance expense and other transportation charges directly related to the distribution of Soma San Diego Products;

(e)	rebates and chargebacks to customers and Third Parties (including, without limitation, Medicare, Medicaid, Managed Healthcare and similar types of rebates);

(f)	amounts provided or credited to customers through coupons and other discount programs;

(g)	delayed ship order credits, discounts or payments related to the impact of price increases between purchase and shipping dates or retroactive price reductions; and

(h)	reasonable and fair market value of fee for service payments to customers for any service that is both non-separable from a Soma San Diego Product and necessary for an end-user of such Soma San Diego Product to use such product for its intended purpose.

With respect to the calculation of Net Sales: (x) Net Sales shall only include the value billed, invoiced or otherwise recognized as revenue on the first arm’s-length sale to a Third Party and sales between or among the Acquiror and its Affiliates shall be disregarded for purposes of calculating Net Sales; sales made not at arm’s-length, to affiliated end-users or for non-monetary consideration shall be deemed to generate Net Sales equal to their fair market value; and (y) if Soma San Diego Products are delivered to the Third Party before being invoiced (or are not invoiced), Net Sales will be calculated at the time all revenue recognition criteria under GAAP are met.

For purposes of prevention of duplication, “Net Sales” shall not include amounts invoiced by distributors, wholesalers or other Persons acting in similar capacities.

In the event that a Soma San Diego Product is sold as part of a combination product, then the Net Sales for such combination product shall be proportionately adjusted downward to only account for the value derived from the Soma San Diego Product. Any disputes regarding the respective fair market values of Soma San Diego Products and such other product(s) that comprise a combination product shall be considered a Milestone Dispute Notice under, and resolved in accordance with, Section 2.16(c).

“Net Working Capital” means, as at a specified date and without duplication, an amount (which may be positive or negative) equal to (i) the Current Assets of the Company minus (ii) the Current Liabilities of the Company, in each case before taking into account the consummation of the transactions contemplated hereby, and calculated in accordance with the Applicable Accounting Principles; provided, however, for the avoidance of doubt, Net Working Capital shall exclude (1) any amounts included in Cash, Restricted Cash, Indebtedness, or Transaction Expenses, and (2) Tax liabilities or Tax assets (whether current or deferred), in each case to avoid any double-counting with any other adjustments.

“Option” means each outstanding option to purchase Shares issued under the Equity Plan, if any.

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of business consistent with the applicable Person’s past custom and practice.

“Ordinary Course Inbound License” means any of the following, to the extent the underlying license is to the Company or its Affiliates: (a) a Contract containing a license to the Company or its Affiliates to use, copy, access or distribute any generally commercially available software or to use any generally commercially available service, including click wrap or shrink wrap licenses, in each case, where payments by the Company or its Affiliates under such Contracts have been (and are reasonably expected to be) less than three hundred thousand dollars ($300,000) per year; and (b) a license to the Company or its Affiliates to use open source or off the shelf software.

“OSHA” means the Occupational Safety and Health Administration.

“Payoff Indebtedness” means the amount payable to each counterparty or holder of Indebtedness identified on Annex A hereto in order to fully discharge such Indebtedness and terminate all applicable obligations and liabilities of the Company related thereto.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.

“Pre-Closing Taxes” means: (a) any and all Taxes of or with respect to the Company (i) attributable to any Pre-Closing Tax Period (as defined below), including any Tax payable prior to Closing and deferred pursuant to a COVID-19 Measure to a Tax period (or portion thereof) beginning after the Closing Date; (ii) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group prior to the Closing (including pursuant to Treasury Regulations Section 1.1502-6 or any similar or analogous provision of state, local or non-U.S. law); (iii) attributable to deferred revenue or prepaid amounts received or arising in any Pre-Closing Tax Period; (iv) attributable to a change in or improper use of a method of accounting prior to Closing under Section 481 of the Code (or any similar provision of applicable law) (regardless of when required to be taken into account under applicable law) or (v) as a transferee or successor, by assumption, by Contract (other than Customary Agreements (as defined below)) or otherwise required by operation of Law, which Taxes relate to an event or transaction occurring before the Closing Date; (b) any and all Taxes, whether payable by the Company or the Acquiror, arising out of or resulting from this Agreement (excluding the portion of any Transfer Taxes (as defined below) for which the Acquiror is liable pursuant to Section 6.4 and any employer portion of payroll Taxes on Merger Consideration that does not constitute the Upfront Consideration, but including Taxes to the extent not withheld pursuant to Section 2.15); and (c) any refunds or credits described in Section 6.3 and the Section 41 Tax Credit that are subsequently disallowed or recaptured; excluding, in each case, Taxes to the extent of the amount taken into account in Net Working Capital. For the avoidance of doubt, the portion of Taxes for a Straddle Period that is included in Pre-Closing Taxes shall be determined in accordance with Section 6.1(c).

“Purchase Amount” has the meaning given such term in each applicable SAFE.

“Related Party,” with respect to any specified Person, means: (i) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (ii) any Person who serves or within the past five years has served as a director, executive officer, partner, member or in a similar capacity of such specified Person; (iii) any Immediate Family member of a Person described in clause (ii); or (iv) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than five percent (5%) of the outstanding equity or ownership interests of such specified Person.

“R&W Insurance Policy” means that certain buyer-side representations and warranties insurance policy issued by the R&W Insurer dated as of the Agreement Date.

“R&W Insurer” means AXA XL.

“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, bankers and other representatives of such Person.

“Restricted Cash” means all Cash and Cash equivalents that are not freely useable and available to the Company because they are subject to restrictions, limitations or Taxes on use, transfer or distribution either by contract, for regulatory or legal purposes, or are cash and cash equivalents that are collected from customers in advance, are being held on behalf of customers and represent a liability to such customers.

“Restrictive Covenant Agreements” means the restrictive covenant agreements, dated as of the date hereof, by and between the Acquiror, on the one hand, and each of the Founders, on the other hand.

“Return” means any return, declaration, report, request, application, estimate, statement, information statement, claim for refund and other document filed or required to be filed (or provided to a payee) with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“SAFEs” means, collectively, the First Tranche SAFEs and the Second Tranche SAFEs.

“Second Net Sales Milestone Consideration Per Share Amount” means the Second Net Sales Milestone Consideration Per Share Amount as set forth in the Consideration Spreadsheet.

“Second Tranche SAFE Liquidity Value” means, with respect to each Second Tranche SAFE, a value equal to 1.4 multiplied by the applicable Purchase Amount with respect to such Second Tranche SAFE, with the allocation of cash consideration and shares of Acquiror Common Stock paid and issuable to each such holder of such Second Tranche SAFE in accordance with the following percentages: (x) forty percent (40%) of such consideration in the form of cash consideration (the “Second Tranche SAFEs Cash Amount”) and (y) sixty percent (60%) of such consideration in the form of shares of Acquiror Common Stock (the “Second Tranche SAFEs Share Amount”). For the avoidance of doubt, (i) the sum of all Second Tranche SAFEs Cash Amounts shall equal $5,600,000 (the “Aggregate Second Tranche SAFEs Cash Amount”), and (ii) the sum of all Second Tranche SAFEs Share Amounts shall equal 1,612,195 shares of Acquiror Common Stock (the “Aggregate Second Tranche SAFEs Shares” and, together with the Aggregate Second Tranche SAFEs Cash Amount, the “Second Tranche SAFEs Consideration”).

“Second Tranche SAFEs” means, collectively, the Simple Agreements for Future Equity that are outstanding as of immediately prior to the First Effective Time, all of which are set forth on Schedule 1.1(B) hereto in the respective Purchase Amounts (as defined therein) set forth on such schedule.

“Secondary $30 Million SAFE Overage Per Share Amount” means the Secondary $30 Million SAFE Overage Per Share Amount as set forth in the Consideration Spreadsheet. Solely for purposes of clarification, the $30 Million SAFE Overage Per Share Amount is intended to provide Merger Consideration (anticipated to be applicable Milestone Consideration) that is allocated to the Company Securityholders, the holders of $20 Million First Tranche SAFEs and the holders of $25 Million First Tranche SAFEs (but not the $30 Million First Tranche SAFEs) to address the fact that the holders of the $30 Million First Tranche SAFEs will receive their applicable Purchase Amounts in respect of the Upfront Consideration (in lieu of being treated based on the notional number of Shares that would be issued upon conversion of such First Tranche SAFEs based on the “Conversion Amount” in respect of the Upfront Consideration) and the $30 Million First Tranche SAFEs will have economic value that is greater on an “as-converted” basis based on the Conversion Amount (as compared to receiving the applicable Purchase Amounts) only following a particular amount of cumulative Merger Consideration has been received (which amount is anticipated to be based on a portion of, but not all of, a particular Milestone Consideration).

“Securities Act” means the Securities Act of 1933, as amended.

“Soma San Diego Inventor” means any (i) Founder; (ii) employee of the Company as of immediately prior to the Closing, or (iii) any employees (other than those who are included in clause (ii) of this definition) who report directly or indirectly to one or more Founders (with the understanding that any such new employees whose primary function is to work on one or more Soma San Diego Products shall report directly or indirectly to one or more Founders).

“Soma San Diego Product” means (i) any product that embodies or incorporates any Intellectual Property created, owned by, or licensed to the Company as of the time of Closing; or (ii) [***********] where any aspect of the product is covered by at least one piece of patentable Intellectual Property and has at least one Soma San Diego Inventor. For clarity, this is distinct from the existing Acquiror [***********].

“Straddle Period” means any taxable year or period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” means any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions, that is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries.

“Target Net Working Capital” means -$220,000.

“Tax” and “Taxes” means: (i) all federal, provincial, territorial, state, municipal, local, domestic, non-U.S. and other net income, gross income, gross receipts, intangible, inventory, mortgage recording, sales, use, ad valorem, capital, capital stock, disability, transfer, franchise, profits, registration, license, lease, personal property, production, profits, goods and services, service use, withholding, payroll, employment, excise, severance, stamp, occupation, premium, inventory, intangible, property, real property, recording rent, social security, transfer, transfer gains, unemployment, use, value added, windfall profits, customs, duties, and withholding or other taxes, fees, assessments or charges in the nature of a Tax (whether imposed directly or through withholding and whether or not disputed, including any amounts resulting from the failure to file any Return), together with any interest and any penalties, additions to tax, additional amounts or fines with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined unitary or aggregate group for any period or otherwise through operation of law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

“Third Net Sales Milestone Consideration Per Share Amount” means the Third Net Sales Milestone Consideration Per Share Amount as set forth in the Consideration Spreadsheet.

“Third Party” means any Person other than the Acquiror, the Company and their respective Affiliates.

“Transaction Expenses” means the aggregate amount of any and all unpaid fees and expenses incurred by or on behalf of, or to be paid directly by, the Company (or any Person that the Company pays or reimburses or is otherwise legally obligated to pay or reimburse), in any case, at or prior to the Closing in connection with the process of selling the Company or the negotiation, preparation or execution of this Agreement or the Ancillary Agreements or the performance or consummation of the transactions contemplated hereby or thereby, including the following such fees and expenses: (i) all such fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts or service providers in connection with the transactions contemplated hereby (including any process run by or on behalf of the Company at or prior to the Closing in connection with such transactions); (ii) all brokers’ and finders’ commissions, advisory or similar fees in connection with the transactions contemplated hereby (including any process run by or on behalf of the Company in connection with such transactions); (iii) any change of control payments, bonuses, severance, termination, or retention obligations or similar amounts payable in the future or due by the Company in connection with or related to the transactions contemplated hereby (either alone or in combination with any other event), including the employer portion of the payroll Taxes payable in connection therewith; (iv) any premiums paid for a D&O Tail (as defined below) under Section 5.11; (v) one-half of the premium and underwriting fees associated with obtaining the R&W Insurance Policy at the Closing; (vi) the Liquidity Fees (as defined in the applicable Caltech License Agreement) due under the Caltech License Agreements, if any, to the extent of the difference between (A) the value of the Upfront Consideration that Caltech is entitled to receive and (B) the Liquidity Fees. In addition, an amount equal to $50,000 (which amount represents an agreed portion of legal fees of the Company that were paid by the Acquiror on behalf of the Company prior to the Agreement Date) shall be deemed to constitute Transaction Expenses. Notwithstanding anything contained herein to the contrary, with respect to the fees payable to JPM under the JPM Engagement Letter, the fees payable to JPM in respect of the Upfront Consideration shall constitute “Transaction Expenses” that reduce the Upfront Consideration owed to the Company Securityholders and any other fees payable to JPM in respect of other Merger Consideration (including Milestone Consideration) shall expressly not reduce the Upfront Consideration owed to the Company Securityholders, but shall rather reduce such other Merger Consideration (including Milestone Consideration) owed to the Company Securityholders as and when such other Merger Consideration is owed to the Company Securityholders under this Agreement.

“Upfront Cash Consideration” means (i) $14,000,000, plus (ii) the Estimated Cash (as defined below), plus (iii) the Working Capital Overage, if any, minus (iv) the Estimated Indebtedness (as defined below), minus (v) the Working Capital Underage, if any, minus (vi) the Indemnity Escrow Amount, minus (vii) the Estimated Transaction Expenses (as defined below), minus (viii) the Expense Fund Amount.

“Upfront Consideration” means the sum of (i) the Upfront Cash Consideration, plus (ii) the Upfront Stock Consideration.

“Upfront Stock Consideration” means 4,030,490 shares of Acquiror Common Stock.

“Working Capital Overage” shall exist when (and shall be equal to the amount by which) the Estimated Net Working Capital (as defined below) exceeds the Target Net Working Capital.

“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Target Net Working Capital exceeds the Estimated Net Working Capital.

Section 1.2 Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location

Acquiror	Preamble
Acquiror Financial Statements	4.7
Acquiror Indemnified Parties	8.2
Acquiror Indemnified Party	8.2
Acquiror SEC Reports	4.7
Acquiror Set-Off Rights	8.10
Acquisition Proposal	5.3
Agreement	Preamble
Agreement Date	Preamble
Applicable Accounting Principles	2.12
Balance Sheet	3.6(a)
Basket	8.5(a)
Book-Entry Shares	2.10(b)
Cancelled Shares	2.6(b)(i)
Cause	2.16(g)(iii)(A)
CERCLA	3.16(f)(iii)
Claim Notice	8.4(a)
Claim Objection	8.4(c)
Claim Objection Period	8.4(c)
Closing	2.3
Closing Balance Sheet	2.13(a)
Closing Cash	2.13(a)
Closing Date	2.3
Closing Indebtedness	2.13(a)
Closing Net Working Capital	2.13(a)
Closing Transaction Expenses	2.13(a)
Code	Recitals
Company	Preamble
Company Leases	3.13(a)
Company Party	10.20(a)
Company Registered IP	3.14(e)
Comparable Plan	5.15(b)
Confidentiality Agreement	5.7
Consideration Spreadsheet	2.5(b)
Continuing Employees	5.15(a)

Conversion Amount	2.5(b)(ii)
Customary Agreement	3.15(k)
D&O Indemnified Persons	5.11(a)
D&O Tail	5.11(b)
DGCL	Recitals
Direct Claim	8.4(c)
Disclosure Schedules	Article III
Dissenting Shares	2.7
DLLCA	Recitals
Enforceability Limitations	3.2(a)
Environmental Laws	3.16(f)(i)
Environmental Permits	3.16(f)(ii)
ERISA	3.10(a)
Estimated Cash	2.12
Estimated Indebtedness	2.12
Estimated Milestone Shares	5.13(a)
Estimated Net Working Capital	2.12
Estimated Transaction Expenses	2.12
Exchange Fund	2.10(a)
Final Closing Statement	2.13(a)
Financial Statements	3.6(a)
First Certificate of Merger	2.3
First Effective Time	2.3
First Merger	Recitals
First Step Surviving Corporation	2.1(a)
Fundamental Representations	8.1(a)(i)
Good Reason	2.16(g)(iii)(B)
Hazardous Substances	3.16(f)(iii)
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Independent Accounting Firm	2.13(c)
Intended Tax Treatment	Recitals
IRS	3.10(b)
JAMS	2.16(c)(iii)(B)
JAMS Rules	2.16(c)(iii)(B)

Losses	8.2
Majority Holders	2.17(c)
Material Contracts	3.17(a)
Merger	Recitals
Merger Engagement	10.20(a)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Milestones	2.16(a)(i)
Milestone Abandonment Notice	2.16(b)(v)
Milestone Achievement Claim	2.16(c)(ii)
Milestone Achievement Notice	2.16(c)(i)
Milestone Cash/Stock Mix Notice	2.16(a)(ii)
Milestone Consideration	2.16(a)(i)
Milestone Consideration Spreadsheet	2.16(a)(vi)
Milestone Dispute	2.16(c)(ii)
Milestone Dispute Notice	2.16(c)(ii)
Milestone Dispute Parties	2.16(c)(iii)(A)
Milestone Table.	2.16(d)
Milestone Update Report	2.16(b)(ii)
Net Adjustment Amount	2.13(f)(i)
New Plans	5.15(b)
Notice of Disagreement	2.13(b)
Offset Amount	8.10
Old Plans	5.15(b)
Permits	3.8(b)
Permitted Encumbrances	3.12(a)
Personal Information	3.20(a)
Plans	3.10(a)
Pre-Closing Tax Period	6.1(a)
Preliminary Closing Balance Sheet	2.12
Privacy Laws	3.20(a)
Registration Statement	5.13(a)
Release	3.16(f)(iv)
Remediation	3.16(f)(v)
Representative Losses	2.17(d)

Required Consents	7.3(b)
Second Certificate of Merger	2.3
Second Effective Time	2.3
Second Merger	Recitals
Securityholder Indemnified Parties	8.3
Securityholder Indemnified Party	8.3
Securityholder Representative	2.17(a)
Share	2.5(a)
Shares	2.5(a)
Stockholder	2.10(b)
Stockholder Written Consent	Recitals
Surviving Company	Recitals
Systems	3.20(a)
Tax Contest	6.2(a)
Tax Proceeding	3.15(g)
Tax Representations	8.1(a)(iii)
Termination Date	9.1(d)
Third Party Claim	8.4(a)
Trading Volume Legend	2.18(c)
Transaction Expenses	3.21
Transfer Taxes	6.4
Websites	3.20(a)
WSGR	10.20(a)

Article II

THE MERGER

Section 2.1 The Merger.

(a) First Merger. Upon the terms and subject to the conditions of this Agreement, at the First Effective Time and in accordance with the DGCL and the DLLCA, Merger Sub I shall be merged with and into the Company and the separate existence of Merger Sub I shall cease. The Company shall be the surviving corporation in the First Merger (the “First Step Surviving Corporation”).

(b) Second Merger. Upon the terms and subject to the conditions of this Agreement, at the Second Effective Time (as defined below) and in accordance with the DGCL and the DLLCA, the First Step Surviving Corporation shall merge with and into Merger Sub II and the separate corporate existence of the First Step Surviving Corporation shall cease. Merger Sub II shall be the Surviving Company in the Second Merger.

Section 2.2 Effects of the Merger. At and after the First Effective Time, the First Merger shall have the effects set forth in this Agreement, the First Certificate of Merger (as defined below) and the applicable provisions of the DGCL and the DLLCA. As a result of the First Merger, the First Step Surviving Corporation shall become a wholly-owned Subsidiary of the Acquiror. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the First Step Surviving Corporation, and all of the debts, liabilities, obligations and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the First Step Surviving Corporation. At and after the Second Effective Time, the Second Merger shall have the effects set forth in this Agreement, the Second Certificate of Merger (as defined below) and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all of the property, rights, privileges, powers and franchises of the First Step Surviving Corporation and Merger Sub II shall vest in the Surviving Company, and all of the debts, liabilities, obligations and duties of the First Step Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Surviving Company.

Section 2.3 Closing; First Effective Time; Second Effective Time. The First Merger and the Second Merger shall be consummated at a closing (the “Closing”) on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) remotely via the electronic exchange of documents and signatures with respect to this Agreement and the Ancillary Agreements, or at such other time, date, and place as the Acquiror and the Company may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” Notwithstanding anything contained herein to the contrary, the Closing Date will not occur at any time prior to August 19, 2022 or such other date as may be reasonably agreed upon by the Acquiror and the Company. On the Closing Date, (i) the parties hereto shall cause the First Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the First Merger, satisfying the applicable requirements of the DGCL and DLLCA and in substantially the form attached hereto as Exhibit C (the “First Certificate of Merger”) and (ii) promptly thereafter, the parties hereto shall cause the Second Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Second Merger, satisfying the applicable requirements of the DGCL and the DLLCA and in substantially the form attached hereto as Exhibit D (the “Second Certificate of Merger”). The First Merger shall become effective at the time of the filing of such First Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such First Certificate of Merger with the consent of the Acquiror and the Company (the time as of which the First Merger becomes effective being referred to as the “First Effective Time”). The Second Merger shall become effective at the time of the filing of such Second Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Second Certificate of Merger with the consent of the Acquiror and the Company (the time as of which the Second Merger becomes effective being referred to as the “Second Effective Time”).

Section 2.4 Governance Matters.

(a) First Effective Time. At the First Effective Time,

(i) the certificate of incorporation of the First Step Surviving Corporation shall be the certificate of incorporation of the Company as in effect immediately prior to the First Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(ii) the bylaws of the First Step Surviving Corporation shall be the bylaws of the Company as in effect immediately prior to the First Effective Time, until thereafter amended as provided by the DGCL and such bylaws; and

(iii) the directors and officers of the First Step Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the First Step Surviving Corporation, shall be such Persons as shall be designated by the Acquiror.

(b) Second Effective Time. At the Second Effective Time,

(i) the certificate of formation of the Surviving Company shall be in substantially the form attached hereto as Exhibit E;

(ii) the limited liability company agreement of the Surviving Company shall be in substantially the form attached hereto as Exhibit F (and which limited liability company agreement shall comply with the terms and conditions of Section 5.11); and

(iii) the managers and officers of the Surviving Company, each to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Company, shall be such Persons as shall be designated by the Acquiror.

Section 2.5 Merger Consideration.

(a) Conversion of Shares. At the First Effective Time, each outstanding share of common stock of the Company (each a “Share” and collectively the “Shares”) shall be converted into and become the right to receive:

(i) the Closing Per Share Merger Consideration; plus

(ii) the Indemnity Escrow Fund Per Share Amount; plus

(iii) the Expense Fund Per Share Amount; plus

(iv) with respect to the First Net Sales Milestone, the First Net Sales Milestone Consideration Per Share Amount; plus

(v) with respect to the Second Net Sales Milestone, the Second Net Sales Milestone Consideration Per Share Amount; plus

(vi) with respect to the Third Net Sales Milestone, the Third Net Sales Milestone Consideration Per Share Amount.

(b) Consideration Spreadsheet. The Company shall prepare and deliver to the Acquiror, at least three (3) Business Days before the Closing Date, a spreadsheet (the “Consideration Spreadsheet”), which spreadsheet shall be dated as of the Closing Date and signed by an officer of the Company, and shall set forth all of the following information as of the Closing Date:

(i) with respect to each Stockholder (A) the name, address and email address of record of such Stockholder; (B) the number and class of Shares held by such Stockholder; (C) the date of issuance of the Shares held by such Stockholder; (D) the Closing Per Share Merger Consideration owed to such Stockholder; (E) whether (but not the amount of) Tax withholding is required (other than backup withholding); (F) for each “covered security” (as defined in Section 6045 of the Code), the acquisition date and tax basis of such security; (G) such Stockholder’s proportionate share of the Indemnity Escrow Amount (assuming the full Indemnity Escrow Amount is paid to the applicable Company Securityholders); (H) such Stockholder’s proportionate share of the Expense Fund Amount (assuming the full Expense Fund Amount is paid to the applicable Company Securityholders); and (I) such Stockholder’s proportionate share of the Milestone Consideration (assuming the full Milestone Consideration is owed to the applicable Company Securityholders).

(ii) with respect to each holder of a First Tranche SAFE, (A) the name, address, and email address of record of such holder; (B) the notional number of Shares that would be issued upon conversion of the First Tranche SAFE held by such holder based on the “Conversion Amount” (as defined in such First Tranche SAFEs) in accordance with the terms thereunder; (C) the date of issuance of the First Tranche SAFE held by such holder; (D) the Purchase Amount and Valuation Cap (each as defined in such First Tranche SAFE) of the First Tranche SAFE held by such holder; (E) such First Tranche SAFE holder’s Indemnity Escrow Fully Diluted Percentage and Expense Fund Fully Diluted Percentage; (F) the Closing Per Share Merger Consideration owed to such holder of such First Tranche SAFE; (G) such holder’s proportionate share of the Indemnity Escrow Amount (assuming the full Indemnity Escrow Amount is paid to the applicable Company Securityholders); (H) such holder’s proportionate share of the Expense Fund Amount (assuming the full Expense Fund Amount is paid to the applicable Company Securityholders); and (I) such holder’s proportionate share of the Milestone Consideration (assuming the full Milestone Consideration is owed to the applicable Company Securityholders);

(iii) with respect to each holder of a Second Tranche SAFE, (A) the name, address, and email address of record of the holder; (B) the date of issuance of the Second Tranche SAFE held by such holder; (C) the Purchase Amount and Valuation Cap (as defined therein) of the Second Tranche SAFE held by such holder; and (D) the Second Tranche SAFEs Cash Amount and Second Tranche SAFEs Share Amount, respectively, owed to such holder in respect of such holder’s Second Tranche SAFE; and

(iv) the name, amount and wiring instructions with respect to any Transaction Expenses and Payoff Indebtedness.

Section 2.6 Conversion of Stock.

(a) Unvested Shares or Shares Subject to Repurchase or Forfeiture. If any Shares outstanding immediately prior to the First Effective Time are unvested or are subject to reverse vesting, a repurchase option or a risk of forfeiture under the Equity Plan, any applicable restricted stock purchase agreement or other similar agreement with the Company, the vesting (or reverse vesting, right of repurchase, risk of forfeiture or other such conditions) of such Shares shall be fully accelerated immediately prior to the First Effective Time, and such Shares shall no longer be subject to any further vesting, reverse vesting, right of repurchase, risk of forfeiture or other such conditions.

(b) First Effective Time. At the First Effective Time, by virtue of the First Merger and without any further action on the part of the Acquiror, Merger Sub I, the Company or any holder of any shares of capital stock of the Acquiror, Merger Sub I, Merger Sub II or the Company:

(i) any Shares held as treasury stock or held or owned by the Company immediately prior to the First Effective Time shall be cancelled and retired and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor; and

(ii) subject to Section 2.5 and Section 2.6(c) each Share outstanding immediately prior to the First Effective Time (other than Cancelled Shares and any Dissenting Shares (as defined below)) shall be automatically cancelled and converted solely into the right to receive the Merger Consideration in accordance with the terms set forth in this Agreement and as further set forth on the Consideration Spreadsheet.

(c) Second Effective Time. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Acquiror, (i) the equity interests in Merger Sub II that are outstanding immediately before the Second Effective Time will continue to be outstanding and will constitute the same equity interests in the Surviving Company, and (ii) each share of common stock of the First Step Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration will be delivered with respect to any such shares, with the effect that immediately after the Second Effective Time, the equity interests in Merger Sub II that are outstanding immediately before the Second Effective Time will be the only equity interests in the Surviving Company, and the Acquiror shall continue as the sole member of the Surviving Company.

Section 2.7 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares (other than Cancelled Shares) outstanding immediately prior to the First Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the First Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the First Effective Time into the right to receive the portion of the Merger Consideration to which such holder is entitled pursuant to Section 2.5, without interest. The Company shall give the Acquiror (a) prompt notice of any demands received by the Company for appraisal of Shares, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to direct all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. The Company shall not, except with the prior written consent of the Acquiror, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 2.8 Cancellation and Termination of SAFEs.

(a) Treatment of the First Tranche SAFEs.

(i) Upon the Closing, the $20 Million First Tranche SAFEs will be terminated and the holders of the $20 Million First Tranche SAFEs will be entitled to receive, in respect of such First Tranche SAFEs, the following consideration:

(A) the Closing Per Share Merger Consideration (in respect of each $20 Million First Tranche SAFE Share attributable to such $20 Million First Tranche SAFE); plus

(B) such SAFE holder’s Indemnity Escrow Fully Diluted Percentage multiplied by the Indemnity Escrow Amount; plus

(C) such SAFE holder’s Expense Fund Fully Diluted Percentage multiplied by the Expense Fund Amount; plus

(D) with respect to the First Net Sales Milestone, the First Net Sales Milestone Consideration Per Share Amount (in respect of each $20 Million First Tranche SAFE Share attributable to such $20 Million First Tranche SAFE); plus

(E) with respect to the Second Net Sales Milestone, the Second Net Sales Milestone Consideration Per Share Amount (in respect of each $20 Million First Tranche SAFE Share attributable to such $20 Million First Tranche SAFE); plus

(F) with respect to the Third Net Sales Milestone, the Third Net Sales Milestone Consideration Per Share Amount (in respect of each $20 Million First Tranche SAFE Share attributable to such $20 Million First Tranche SAFE).

(ii) Upon the Closing, the $25 Million First Tranche SAFEs will be terminated and the holders of the $25 Million First Tranche SAFEs will be entitled to receive, in respect of such $25 Million First Tranche SAFE, the following consideration:

(A) with respect to the Upfront Consideration, the applicable Purchase Amount, with the allocation of cash consideration and shares of Acquiror Common Stock paid and issuable to each such holder of such $25 Million First Tranche in the same proportion cash and shares paid or issuable to the Stockholders receiving the Closing Per Share Merger Consideration; plus

(B) such SAFE holder’s Expense Fund Fully Diluted Percentage multiplied by the Expense Fund Amount; plus

(C) with respect to the First Net Sales Milestone, the First Net Sales Milestone Consideration Per Share Amount (in respect of each $25 Million First Tranche SAFE Share attributable to such $25 Million First Tranche SAFE) minus the $25 Million SAFE Overage Per Share Amount (in respect of each $25 Million First Tranche SAFE Share attributable to such $25 Million First Tranche SAFE); plus

(D) with respect to the Second Net Sales Milestone, the Second Net Sales Milestone Consideration Per Share Amount (in respect of each $25 Million First Tranche SAFE Share attributable to such $25 Million First Tranche SAFE); plus

(E) with respect to the Third Net Sales Milestone, the Third Net Sales Milestone Consideration Per Share Amount (in respect of each $25 Million First Tranche SAFE Share attributable to such $25 Million First Tranche SAFE).

(iii) Upon the Closing, the $30 Million First Tranche SAFEs will be terminated and the holders of the $30 Million First Tranche SAFEs will be entitled to receive, in respect of such $30 Million First Tranche SAFEs, the following consideration:

(A) with respect to the Upfront Consideration, the applicable Purchase Amount, with the allocation of cash consideration and shares of Acquiror Common Stock paid and issuable to each such holder of such $30 Million First Tranche in the same proportion cash and shares paid or issuable to the Stockholders receiving the Closing Per Share Merger Consideration; plus

(B) such SAFE holder’s Expense Fund Fully Diluted Percentage multiplied by the Expense Fund Amount; plus

(C) with respect to the First Net Sales Milestone (if satisfied), the earned Milestone Consideration payable in respect of such $30 Million First Tranche SAFE Share will equal $0; plus

(D) with respect to the Second Net Sales Milestone (if satisfied), the Second Net Sales Milestone Consideration Per Share Amount (in respect of each $30 Million First Tranche SAFE Share attributable to such $30 Million First Tranche SAFE) minus the Secondary $30 Million SAFE Overage Per Share Amount (in respect of each $30 Million First Tranche SAFE Share attributable to such $30 Million First Tranche SAFE); plus

(E) with respect to the Third Net Sales Milestone (if satisfied), the Third Net Sales Milestone Consideration Per Share Amount (in respect of each $30 Million First Tranche SAFE Share attributable to such $30 Million First Tranche SAFE).

(b) Treatment of the Second Tranche SAFEs. Upon the Closing, the Second Tranche SAFEs will terminate and the holders of the Second Tranche SAFEs will be entitled to receive, in respect of such Second Tranche SAFEs, the applicable Second Tranche SAFE Liquidity Value in the form of the Second Tranche SAFE Cash Amount and the Second Tranche SAFE Share Amount, as set forth on the Consideration Spreadsheet. The amounts described in this Section 2.8(b) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Second Tranche SAFEs.

(c) Further Acknowledgment. Notwithstanding anything contained herein to the contrary, the intent of the allocation of Merger Consideration to the holders of $25 Million First Tranche SAFEs and the $30 Million First Tranche SAFEs as set forth above in Section 2.8(a) makes certain assumptions as to the timing of when certain Merger Consideration would be owed to Company Securityholders and when it would become economically more favorable to holders of $25 Million First Tranche SAFEs and/or $30 Million First Tranche SAFEs, as applicable, to be treated on an “as-converted basis” with respect to such Merger Consideration (as opposed to its treatment of receiving its applicable Purchase Amount, as defined therein, with respect to such Merger Consideration) and if such timing assumptions are not correct based on certain Merger Consideration becoming owed to the Company Securityholders prior to other Merger Consideration which would result in a different Merger Consideration allocation than as set forth above in Section 2.8(a) to reflect the intent as set forth in this clause (c), then Section 2.8(a) (and any sections related thereto in this Agreement) shall be automatically deemed amended to reflect the intent set forth in this clause (c) to provide for the receipt of such applicable Merger Consideration that is earliest in time that becomes owed to the Company Securityholders under this Agreement which would provide for such economic treatment to the holders of $25 Million First Tranche SAFEs and/or the $30 Million First Tranche SAFEs, as applicable, as reflected in the intent as set forth in this clause (c).

Section 2.9 Fractional Shares. Notwithstanding anything to the contrary in this Agreement, no fractional shares of Acquiror Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued. Any Stockholder or holder of any SAFEs who would otherwise be entitled to receive a fraction of a share of Acquiror Common Stock (after aggregating all fractional shares of Acquiror Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a Letter of Transmittal in accordance with Section 2.10(b) and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Acquiror Upfront Stock Price.

Section 2.10 Payment/Issuance for Shares and SAFEs.

(a) Exchange Agent; Exchange Fund. At the First Effective Time, the Acquiror shall (i) instruct the Exchange Agent to issue book-entry shares representing the Acquiror Common Stock issuable pursuant to Section 2.5(a), Section 2.8(a), and Section 2.8(b), and (ii) deposit with the Exchange Agent immediately available funds in an amount sufficient to pay (x) the Upfront Cash Consideration payable to each Stockholder and holder of First Tranche SAFEs, (y) the Aggregate Second Tranche SAFEs Cash Amount, and (z) payments in lieu of fractional shares in accordance with Section 2.9. The cash amounts so deposited with the Exchange Agent are referred to as the “Exchange Fund.”

(b) Exchange Procedures. As promptly as practicable after entry into this Agreement, the Acquiror shall cause the Exchange Agent to mail to the Persons who were record holders of Shares (each, a “Stockholder”) that were converted into the right to receive the Merger Consideration, and the holders of SAFEs that were deemed converted into the right to receive the applicable Merger Consideration, (i) an applicable Letter of Transmittal and (ii) for Stockholders, instructions for use in effecting the transfer of the book-entry shares representing Shares (the “Book-Entry Shares”) in exchange for payment therefor. With respect to each Stockholder and holder of SAFEs, upon transfer of a Book-Entry Share to the Exchange Agent for exchange (for such Stockholder), together with such Letter of Transmittal duly executed, (A) such Stockholder or holder of SAFE, as applicable, shall be entitled to receive in exchange therefor (as promptly as practicable) the Closing Per Share Merger Consideration that such holder has the right to receive pursuant to the provisions of Section 2.6(b) or Section 2.8(a), as applicable (and cash in lieu of any fractional share of Acquiror Common Stock pursuant to the provisions of Section 2.9) and (B) such Book-Entry Share (for such Stockholder) shall, upon such surrender, be cancelled. Each such Stockholder and holder of SAFEs shall also be entitled to other Merger Consideration, at the time and subject to the contingencies specified herein. If payment/issuance in respect of any Book-Entry Share (or SAFE) is to be made to a Person other than the Person in whose name such Book-Entry Share (or SAFE) is registered, it shall be a condition of payment/issuance that the Book-Entry Share (if applicable) so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer, and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of the Acquiror that such Taxes have been paid or are not applicable. Until surrendered in accordance with the provisions of this Section 2.10(b), any Book-Entry Shares (other than Book-Entry Shares representing Cancelled Shares or Dissenting Shares) shall be deemed, at any time after the First Effective Time, to represent only the right to receive the portion of the Merger Consideration payable/issuable with respect thereto, without interest, as contemplated herein. The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 2.6 shall be deemed to have been in full satisfaction of all rights pertaining to Shares formerly represented by such Book-Entry Shares.

(c) Effect at First Effective Time. At the First Effective Time, (a) all holders of (i) Book-Entry Shares that were outstanding immediately prior to the First Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of any shares of capital stock thereafter on the records of the Company.

(d) Disbursement of Exchange Fund. At any time following the date that is six months after the First Effective Time, the Acquiror shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest or other income received with respect thereto) that had been made available to the Exchange Agent and that have not been disbursed to holders of Book-Entry Shares, or any documents relating to the Merger in its possession, and thereafter such holders shall be entitled to look to the Acquiror only as general creditors thereof with respect to any portion of the Merger Consideration payable upon due surrender of their Book-Entry Shares, without interest; provided, that any such portion of the Merger Consideration payable from the Indemnity Escrow Fund shall be held and distributed to the Person(s) entitled thereto in accordance with the terms of this Agreement and the Escrow Agreement, at the time and subject to the contingencies specified herein and therein. Notwithstanding anything to the contrary in this Section 2.10(d), to the fullest extent permitted by applicable Law, none of the Exchange Agent, the Acquiror or the Surviving Company shall be liable to any holder of Book-Entry Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Dividends and Distributions. No dividends or other distributions declared or made with respect to Acquiror Common Stock with a record date on or after the First Effective Time shall be paid to the holder of any unsurrendered Book-Entry Shares with respect to the shares of Acquiror Common Stock that such holder has the right to receive in the Merger until such holder transfers such Book-Entry Shares or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 2.10 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(f) Method of Payments. All payments of Merger Consideration in cash to be made under this Section 2.10 shall be made by wire transfer of immediately available funds to an account designated by the holder of Shares or SAFEs, as the case may be, except as otherwise agreed by the payor and payee.

Section 2.11 Other Closing Payments.

(a) Payments. As part of the Merger Consideration, concurrently with the First Effective Time, the Acquiror shall pay or deposit, or cause to be paid or deposited:

(i) with the Escrow Agent for deposit into the Indemnity Escrow Fund, the Indemnity Escrow Amount;

(ii) with the relevant counterparties on behalf of the Company, the amount payable to each counterparty or holder of Payoff Indebtedness in order to fully discharge such Payoff Indebtedness and terminate all applicable obligations and liabilities of the Company and any of its Affiliates related thereto, as specified in any applicable debt payoff letters and in accordance with this Agreement;

(iii) with the relevant counterparties on behalf of the Company, the amount payable to each counterparty in respect of the Estimated Transaction Expenses; and

(iv)   with the Securityholder Representative, the Expense Fund Amount.

(b) Method of Payments. All payments hereunder shall be made by wire transfer of immediately available funds in U.S. dollars to such account as may be designated to the payor by the payee at least two (2) Business Days prior to the applicable payment date.

Section 2.12 Closing Estimates. At least five Business Days prior to the anticipated Closing Date, the Company shall prepare, or cause to be prepared, and deliver to the Acquiror a written statement that shall include and set forth (i) a balance sheet of the Company as of 12:01 a.m. Pacific Time on the Closing Date (the “Preliminary Closing Balance Sheet”), (ii) a good-faith estimate of (A) Net Working Capital based on the Preliminary Closing Balance Sheet (the “Estimated Net Working Capital”), (B) Indebtedness (the “Estimated Indebtedness”), (C) Cash (the “Estimated Cash”) and (D) all Transaction Expenses that are accrued or due and remain unpaid (the “Estimated Transaction Expenses”) (with each of Estimated Net Working Capital, Estimated Cash, Estimated Indebtedness (other than Pre-Closing Taxes, which shall be calculated as of 12:01 a.m. Pacific Time on the Closing Date) and Estimated Transaction Expenses determined as of immediately prior to the Closing and, except for Estimated Transaction Expenses, without giving effect to the transactions contemplated herein) and (iii) on the basis of the foregoing, a calculation of the Upfront Cash Consideration. Estimated Net Working Capital, Estimated Indebtedness, Estimated Transaction Expenses, and Estimated Cash shall be calculated in accordance with (I) the accounting principles, policies and procedures as are set forth on Schedule 2.12 hereto, (II) to the extent not inconsistent with clause (I) and only to the extent consistent with GAAP, the accounting principles, policies, and procedures used in preparation of the balance sheet of the Company as of April 30, 2022 forming part of the Financial Statements, and (III) to the extent not addressed in clauses (I) or (II), GAAP (the accounting principles as described in this sentence, the “Applicable Accounting Principles”). In the event of conflict, clause (I) shall take precedence over clauses (II) and (III) and clause (II) shall take precedence over clause (III). All calculations of Estimated Net Working Capital, Estimated Indebtedness, Estimated Cash and Estimated Transaction Expenses shall be accompanied by a certificate of a duly authorized officer of the Company certifying that such estimates have been calculated in good faith in accordance with this Agreement.

Section 2.13 Post-Closing Adjustment of Merger Consideration.

(a) Final Closing Statement. Within 90 days after the Closing Date, the Surviving Company shall prepare and deliver to the Securityholder Representative (on behalf of the Company Securityholders) a written statement (the “Final Closing Statement”) that shall include and set forth (i) a balance sheet of the Company, as of 12:01 a.m. Pacific Time on the Closing Date (the “Closing Balance Sheet”) and (ii) a calculation of the actual (A) Net Working Capital (the “Closing Net Working Capital”), (B) Indebtedness (the “Closing Indebtedness”), (C) Cash (the “Closing Cash”), and (D) Transaction Expenses (the “Closing Transaction Expenses”) (with each of Closing Net Working Capital, Closing Indebtedness (other than Pre-Closing Taxes, which shall be calculated as of 12:01 a.m. Pacific Time on the Closing Date), Closing Cash and Closing Transaction Expenses determined as of immediately prior to the Closing and, except for Closing Transaction Expenses, without giving effect to the transactions contemplated herein). Closing Net Working Capital, Closing Indebtedness, Closing Transaction Expenses and Closing Cash shall be calculated in accordance with the Applicable Accounting Principles. All calculations of Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses shall be accompanied by a certificate of a duly authorized officer of the Surviving Company certifying that such amounts have been prepared in good faith in accordance with this Agreement.

(b) Notice of Disagreement. The Final Closing Statement shall become final and binding on the 30th day following delivery thereof, unless, prior to the end of such period, the Securityholder Representative delivers to the Acquiror written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses, as set forth in the Final Closing Statement. The Securityholder Representative shall be deemed to have agreed with all items and amounts of Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 2.13(c). Any Notice of Disagreement may reference only disagreements based on mathematical errors or based on amounts of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses as reflected on the Final Closing Statement not being calculated in accordance with this Section 2.13. For the avoidance of doubt, only one Notice of Disagreement may be delivered by the Securityholder Representative under this Section 2.13(b).

(c) Dispute Resolution Period. During the 15-day period following delivery of a Notice of Disagreement by the Securityholder Representative to the Acquiror, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to the computation of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and/or Closing Transaction Expenses as specified therein. Any disputed items resolved in writing between the Securityholder Representative and the Acquiror within such 15-day period shall be final and binding with respect to such items, and if the Securityholder Representative and the Acquiror agree in writing on the resolution of each disputed item specified by the Securityholder Representative in the Notice of Disagreement and the amount of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses, the amounts so determined shall be final and binding on the parties for all purposes hereunder and shall not be subject to appeal or further review. If the Securityholder Representative and the Acquiror have not resolved all such differences by the end of such 15-day period, the Securityholder Representative and the Acquiror shall submit, in writing, to an independent public accounting firm (the “Independent Accounting Firm”), their briefs detailing their views as to the correct nature and amount of each item remaining in dispute and the amounts of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses, and the Independent Accounting Firm shall make a written determination as to each such disputed item and the amount of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses, which determination shall be final and binding on the parties for all purposes hereunder. For the avoidance of doubt, the Independent Accounting Firm shall act as an expert and not as an arbitrator. The Independent Accounting Firm shall consider only those items and amounts in the Securityholder Representative’s and the Acquiror’s respective calculations of the Closing Net Working Capital, Closing Indebtedness, Closing Cash and Closing Transaction Expenses that are identified as being items and amounts to which the Securityholder Representative and the Acquiror have been unable to agree. In resolving any disputed item, the Independent Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Independent Accounting Firm shall be Plante Moran LLP or, if such firm is unable or unwilling to act, such other independent public accounting firm as shall be agreed in writing by the Securityholder Representative and the Acquiror. The Securityholder Representative and the Acquiror shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it as promptly as practicable, and in any event within 30 days following the submission thereof. Judgment may be entered upon the written determination of the Independent Accounting Firm in accordance with Section 10.10.

(d) Costs of Dispute Resolution. The costs of any dispute resolution pursuant to Section 2.13(c), including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the Securityholder Representative (on behalf of the Company Securityholders), on the one hand, and the Acquiror, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted. As an illustrative example only, if the Securityholder Representative disputes a total of $100 and the Independent Accounting Firm awards $60 in favor of the Securityholder Representative, Acquiror shall pay sixty percent (60%) of the fees of the Independent Accounting Firm and the Securityholder Representative shall pay forty percent (40%). The fees and disbursements of the Representatives of each party incurred in connection with the preparation or review of the Final Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.

(e) Access to Books and Records. The Company shall, during the period prior to the Closing Date, and the Acquiror, during the period from and after the date of delivery of the Final Closing Statement through the resolution of any adjustment to the Upfront Cash Consideration contemplated by this Section 2.13 shall cause the Surviving Company to, afford the Acquiror or the Securityholder Representative, as the case may be, and their respective Representatives reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, books and records of the Company or the Surviving Company, as the case may be, and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 2.13. Each party shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations of the Net Working Capital, Cash, Transaction Expenses and Indebtedness as specified in this Section 2.13; provided, that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.

(f) Post-Closing Adjustment Amount. The Upfront Cash Consideration shall be adjusted, upwards or downwards, as follows:

(i) For the purposes of this Agreement, the “Net Adjustment Amount” means an amount, which may be positive or negative, equal to (A) the Closing Net Working Capital, as finally determined pursuant to this Section 2.13, minus the Estimated Net Working Capital, plus (B) the Estimated Indebtedness minus the Closing Indebtedness, as finally determined pursuant to this Section 2.13, plus (C) the Closing Cash, as finally determined pursuant to this Section 2.13, minus the Estimated Cash, plus (D) the Estimated Transaction Expenses minus the Closing Transaction Expenses, as finally determined pursuant to this Section 2.13;

(ii) If the Net Adjustment Amount is positive, the Upfront Cash Consideration shall be adjusted upwards in an amount equal to the Net Adjustment Amount. In such event, the Acquiror shall pay the Net Adjustment Amount to the Exchange Agent for delivery to the Company Securityholders (other than holders of any Dissenting Shares). Payment of such amounts to the Company Securityholders shall be made pro rata in accordance with their respective Indemnification Pro Rata Portion; and

(iii) If the Net Adjustment Amount is negative (in which case the “Net Adjustment Amount” for purposes of this clause (iii) shall be deemed to be equal to the absolute value of such amount), the Upfront Cash Consideration shall be adjusted downwards in an amount equal to the Net Adjustment Amount. The Acquiror is expressly authorized, but shall not be obligated, to secure payment for any negative Net Adjustment Amount under this Section 2.13, to set off amounts owed to the Company Securityholders in respect of Milestone Consideration against such negative Net Adjustment Amount.

Section 2.14 Securityholder Representative Expense Fund Amount.

(a) On the Closing Date, the Acquiror shall pay an amount equal to the Expense Fund Amount, by wire transfer of immediately available funds, to the Securityholder Representative; provided, that the Securityholder Representative shall provide wire transfer instructions to the Acquiror at least three (3) Business Days prior to the Closing Date. No amount shall be accrued on the Preliminary Closing Balance Sheet or the Closing Balance Sheet with respect to the Expense Fund Amount. In no event shall the Acquiror or its Affiliates, including, following the Closing, the Company, be responsible for payment of any Securityholder Representative expenses. The sole obligation of the Acquiror and its Affiliates, including, following the Closing, the Company, with respect to any Expense Fund Amount shall be to make the payment required by Section 2.11(a)(iv).

(b) The Securityholder Representative will use the Expense Fund Amount for paying directly or reimbursing the Securityholder Representative for fees and expenses incurred by the Securityholder Representative. The Company Securityholders will not receive any interest or earnings on the Expense Fund Amount and irrevocably transfer and assign to the Securityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Securityholder Representative will hold these funds separate from its corporate funds and will not voluntarily make these funds available to its creditors in the event of bankruptcy. For tax purposes, the Expense Fund Amount will be treated as having been received and voluntarily set aside by the Company Securityholders at the time of Closing. The Expense Fund Amount shall be retained in whole or in part on behalf of the applicable Company Securityholders until such time as the Securityholder Representative shall determine in its sole discretion, at which time the Securityholder Representative shall promptly distribute the remaining Expense Fund Amount to the Exchange Agent for distribution to the applicable Company Securityholders in accordance with the terms hereunder. For the avoidance of doubt, the holders of Second Tranche SAFEs shall not be considered Company Securityholders for purposes of this Section 2.14.

Section 2.15 Withholding Rights. Each of the Acquiror, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable tax Law. To the extent that such amounts are so withheld and paid over to or deposited with the relevant Governmental Authority by the Acquiror, the Surviving Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made.

Section 2.16 Milestones.

(a) Milestone Consideration.

(i) General. Upon achievement of any milestone set forth in the Milestone Table (as defined below) (each, a “Milestone” and collectively, the “Milestones”), the Acquiror will notify in writing the Securityholder Representative of the achievement of such applicable Milestone in accordance with Section 2.16(c)(i). With respect to the amount of the consideration that is owed by the Acquiror to the Milestone Consideration Recipients upon the achievement of any Milestone as set forth in the Milestone Table (such consideration, the “Milestone Consideration”), the Acquiror shall have the right to satisfy such applicable Milestone Consideration in cash and/or shares of Acquiror Common Stock, with the mix of such cash consideration and shares of Acquiror Common Stock that is used to satisfy the applicable Milestone Consideration owed to the Milestone Consideration Recipients to be determined by the Acquiror in its sole discretion; provided, that, with respect to any such Milestone Consideration, (x) the amount of cash consideration paid to the Milestone Consideration Recipients shall not exceed sixty percent (60%) of the applicable amount of Milestone Consideration and (y) the value of the shares of Acquiror Common Stock issued to the Milestone Consideration Recipients shall not be less than forty percent (40%) of the applicable amount of Milestone Consideration (with the understanding that the intent of this proviso is that the satisfaction of any Milestone Consideration is done in a manner that is consistent with the Intended Tax Treatment).

(ii) Milestone Cash/Stock Mix Notice. Within thirty (30) calendar days of the Acquiror’s delivery of a Milestone Achievement Notice (as defined below) or receipt of a Milestone Achievement Claim (as defined below) (to the extent not disputed in accordance with Section 2.16(c)(iii)), as applicable, the Acquiror will provide written notification to the Securityholder Representative of the specific amount of cash and number of shares of Acquiror Common Stock that will be paid and issued, as applicable, in satisfaction of the Acquiror’s obligations in connection with any Milestone Consideration (each such written notification, a “Milestone Cash/Stock Mix Notice”).

(iii) Cash Payments to JPM. Notwithstanding anything contained in this Agreement to the contrary, with respect to the achievement of any Milestone, the gross amounts owed by the Surviving Company to JPM under the JPM Engagement Letter, in connection with the achievement of such Milestone (collectively, the “Milestone-Related Disbursements”) shall reduce the amount of such Milestone Consideration on a dollar-for-dollar basis. The Milestone-Related Disbursements shall be paid by the Surviving Company to JPM in cash at or around the same time as the associated Milestone Consideration is paid and/or issued to the Milestone Consideration Recipients.

(iv) Milestone Consideration. In no event shall the aggregate Milestone Consideration value owed by the Acquiror under this Agreement exceed $17,500,000 (which amount will be satisfied by the Acquiror in cash and/or shares of Acquiror Common Stock in accordance with the terms of this Section 2.16).

(v) Shares of Acquiror Common Stock as Milestone Consideration. For purposes of determining the specific number of shares of Acquiror Common Stock issued by the Acquiror in respect of the applicable Milestone Consideration owed in respect of any Milestone, such number of shares of Acquiror Common Stock will equal the value of such Milestone Consideration that would be satisfied in shares of Acquiror Common Stock in accordance with the terms and conditions of this Agreement, divided by the then-applicable Acquiror Milestone Stock Price.

(vi) Milestone Consideration Spreadsheet. With respect to the achievement of each Milestone, within [***********] following the Securityholder Representative’s receipt of the Milestone Cash/Stock Mix Notice for such Milestone, the Securityholder Representative will deliver a spreadsheet showing the specific cash consideration and number of shares of Acquiror Common Stock to which each Milestone Consideration Recipient shall be entitled to receive in respect of such Milestone Consideration (as well as the amount payable to JPM under the JPM Engagement Letter with respect to such applicable Milestone), which spreadsheet shall be prepared in accordance with the terms and conditions of this Agreement (each, a “Milestone Consideration Spreadsheet”).

(b) Acquiror Obligations.

(i) Commercially Reasonable Efforts. The Acquiror shall use, and shall cause its Affiliates (including the Surviving Company) to use, Commercially Reasonable Efforts to [***********]. Without limiting the generality of the foregoing, the Acquiror shall not, and shall not authorize or permit any of its Affiliates (including the Surviving Company) to, take any action, or omit to take any action, in bad faith with the intent of avoiding or materially delaying the achievement of any Milestone.

(ii) Reports. Commencing with respect to the 2022 calendar year period and for each calendar year period thereafter until the satisfaction of all Milestone Consideration in respect of the Milestones, the Acquiror shall provide the Securityholder Representative with an annual written report in substantially the form set forth on Exhibit H [***********](each such report, a “Milestone Update Report”). Each Milestone Update Report shall describe in reasonable detail the progress towards achievement of the Milestones that have not then been achieved.

(iii) Meetings. If, after delivery of a Milestone Update Report, the Securityholder Representative requests in writing a meeting with Representatives of the Acquiror to discuss such Milestone Update Report, the Acquiror shall make available in person or by phone for one (1) such meeting (for a period of time that is reasonably sufficient for a meeting of this type) appropriate representative(s) involved (including employees of the Acquiror or its Affiliates who are responsible for managing the business related to the Milestones and knowledgeable about its operations) with Representatives of the Securityholder Representative. Unless otherwise agreed by the Securityholder Representative, any such meeting shall occur within [***********] of the applicable request by Securityholder Representative.

(iv) Access to Books and Records. The Acquiror will allow the Securityholder Representative (and its Representatives) reasonable access [***********] used in, or who have information used in, the business related to the Milestones as the Securityholder Representative may reasonably request for the purpose of verifying whether a Milestone has been achieved and at the Securityholder Representative’s sole expense. The Acquiror shall permit the Securityholder Representative (and its Representatives) to examine such books and records at a reasonable time during reasonable business hours at the Acquiror’s or the Surviving Company’s principal place of business or at such other reasonable location as the Acquiror may reasonably specify.

(v) Milestone Abandonment Notice. If the Acquiror determines that a Milestone will not be achieved, the Acquiror shall promptly notify the Securityholder Representative in writing of such determination (a “Milestone Abandonment Notice”) and shall provide the Securityholder Representative with access (which may include electronic access) to any information, data, books, records, work papers or personnel that would be reasonably expected to assist in evaluating such determination. The Milestone Abandonment Notice shall specify in reasonable detail the reasons the applicable determination was made.

(c) Milestone Consideration Procedures.

(i) Milestone Achievement Notice. If a Milestone has been achieved, then the Acquiror shall submit a written notice (a “Milestone Achievement Notice”) to the Securityholder Representative informing the Securityholder Representative of such achievement within [***********] following the achievement of such Milestone.

(ii) Milestone Achievement Claim. If the Securityholder Representative believes in good faith that a Milestone has been achieved, then the Securityholder Representative shall submit a written notice (a “Milestone Achievement Claim”) to the Acquiror (A) informing the Acquiror of such belief and (B) setting forth evidence for its belief that such Milestone has been achieved. Within [***********] following the Acquiror’s receipt of a Milestone Achievement Claim, the Acquiror shall either (A) pay and/or issue (or cause to be paid and/or issued) the applicable Milestone Consideration to the Milestone Consideration Recipients in accordance with Section 2.16(c)(v) and the cash payment to JPM in accordance with Section 2.16(a)(iii) or (B) notify the Securityholder Representative in writing that it disagrees and disputes such Milestone Achievement Claim (such dispute, a “Milestone Dispute,” and such notice, a “Milestone Dispute Notice”).

(iii) Milestone Disputes.

(A) Negotiations. In the event that the Acquiror delivers a Milestone Dispute Notice, the parties shall first discuss and attempt to resolve the Milestone Dispute through negotiations between the Securityholder Representative (or a Representative thereof) and an executive officer of the Acquiror, who shall meet (x) at a mutually acceptable time and place within thirty (30) days after the date of the Securityholder Representative’s receipt of a Milestone Dispute Notice and (y) thereafter as often as they reasonably deem necessary to exchange relevant information and attempt to resolve the Milestone Dispute. The deadlines specified in this Section 2.16(c)(iii)(A) may be extended by the written agreement of the Securityholder Representative and the Acquiror (together, the “Milestone Dispute Parties”).

(B) JAMS Arbitration. If a Milestone Dispute has not been resolved through negotiation within sixty (60) days after the date of the Securityholder Representative’s receipt of a Milestone Dispute Notice, a Milestone Dispute Party may submit the Milestone Dispute to final and binding arbitration in the State of California. The arbitration shall be administered by the Judicial Arbitration and Mediation Services, Inc. (“JAMS”) pursuant to its Streamlined Arbitration Rules & Procedures effective June 1, 2021 (the “JAMS Rules”) and the modified rules and procedures provided below, or by an alternative as agreed upon by the Milestone Dispute Parties. The arbitration shall be held before one (1) mutually agreed neutral arbitrator; provided, that if the parties do not agree within fifteen (15) days of the end of the sixty (60)-day negotiation period, an arbitrator will be appointed in accordance with JAMS Rule 15. To the extent there is a conflict between the JAMS Rules and the modified rules and procedures provided below, the modified rules and procedures provided in this Agreement shall govern.

(1) JAMS Rule 28, specifying “final offer” arbitration, shall apply only by written agreement of the Milestone Dispute Parties;

(2) The Acquiror’s delivery of a Milestone Dispute Notice shall be considered a demand for arbitration for purposes of determining the commencement of an arbitration under JAMS Rule 5;

(3) JAMS Rule 18, which addresses motions for summary disposition, shall apply; and

(4) The exchange of information under JAMS Rule 13 shall commence immediately after notification and shall continue until fourteen (14) days after all pleadings or notices of claims have been filed and served.

(C) For any Milestone Dispute involving complex matters that require additional discovery, the arbitrators shall have the authority to extend the time for discovery upon a motion made by a Milestone Dispute Party with good cause shown.

(D) If an oral hearing is held, it shall be held within thirty (30) calendar days of the later of the completion of the exchange of information under JAMS Rule 13 or under Section 2.16(c)(iii)(B)(4). Unless otherwise agreed by the Milestone Dispute Parties, if no oral hearing is scheduled and held within thirty (30) calendar days, then the Milestone Dispute Parties hereby agree that such hearing is waived, and all written pre-hearing submissions under JAMS Rule 15 shall be made and a decision rendered as if the hearing were scheduled and held on the thirtieth (30th) day after the completion of the exchange of information.

(E) The arbitrator’s decision shall be based on this Agreement and the laws of the State of Delaware. Judgment on the award may be entered in any court having jurisdiction. This clause shall not preclude the Milestone Dispute Parties from seeking provisional remedies in aid of arbitration from a court of appropriate jurisdiction.

(iv)   Costs of Milestone Dispute Resolution. The JAMS fees and expenses shall be paid in accordance with JAMS Rule 31. All other fees and expenses shall be borne by the Milestone Dispute Party incurring such fees and expenses.

(v) Payment/Issuance of Milestone Consideration. Within forty-five (45) calendar days after the earliest of (i) delivery by the Acquiror of a Milestone Achievement Notice; (ii) receipt by the Acquiror of a Milestone Achievement Claim that is not disputed by the Acquiror or (iii) final resolution of a Milestone Dispute, the Acquiror shall (A) transfer via wire transfer of immediately available funds the cash consideration component of the Milestone Consideration to the Exchange Agent and the Surviving Company for payment to the Milestone Consideration Recipients in accordance with the terms of this Agreement, (B) transfer via wire transfer of the immediately available funds to the Surviving Company the cash consideration payable to JPM for payment to such person in accordance with the terms of this Agreement and (C) make a book entry in the name of the Milestone Consideration Recipients with the Acquiror’s transfer agent with respect to a number of shares of Acquiror Common Stock issued, in each case, in accordance with the Milestone Consideration Spreadsheet and the other applicable terms and provisions of this Agreement.

(vi) Achievement of Milestones. For the avoidance of doubt, a Milestone may only be achieved once and the corresponding Milestone Consideration shall only be owed once.

(d) Milestones. The following table shall be referred to in this Agreement as the “Milestone Table.”

	Definition of Milestone	Milestone Consideration	Milestone Completion Deadline
First Net Sales Milestone	An aggregate amount of Net Sales generated from commercial sales (non-beta) that exceeds either (A) $[********] in sales of instrumentation and consumables or (B) $[********] in sales of consumables alone.	$[********]	The five-year anniversary of the Closing Date
Second Net Sales Milestone	$[********] in cumulative Net Sales	$[********]	The five-year anniversary of the Closing Date
Third Net Sales Milestone	If, and only if, the Second Net Sales Milestone is achieved, then cumulative Net Sales in excess of $[********]	[********]% of all cumulative Net Sales in excess of $[********], up to a maximum amount of additional consideration of $[********]	The six-year anniversary of the Closing Date

(e) No Guarantee of Achievement of Milestones. Subject to the obligations of the Acquiror in this Section 2.16, the applicable Company Securityholders agree that: (i) nothing herein shall constitute a guarantee by the Acquiror of the achievement of any Milestone or all of the Milestones; and (ii) (A) the Acquiror shall have the sole decision-making authority over the conduct of the business, including, but not limited to, the developing of all technologies and products, all regulatory efforts, and all other business conducted in order to achieve any Milestone or develop any product, (B) the Acquiror is entitled to conduct the business in a manner that is solely in the best interests of the Acquiror and its Stockholders (without taking into account its obligations to the applicable Company Securityholders under this Section 2.16), and shall have the absolute right and sole and absolute discretion to operate and otherwise make decisions with respect to the conduct of the business with respect to the development of any product or the achievement of any Milestone and to take or refrain from taking any action with respect to the development of any product or the achievement of any Milestone, and (C) the Acquiror or an Affiliate of the Acquiror currently or may in the future offer or develop other products that compete, either directly or indirectly, with any product and may make decisions with respect to such products that may adversely affect the development of a product or the achievement of a Milestone.

(f) Transfers. The applicable Company Securityholders may not transfer the right to receive any Milestone Consideration without the express written consent of the Acquiror; provided, however, upon the death of an individual that is a Company Securityholder, the right to receive any Milestone Consideration may pass in accordance with such Company Securityholder’s will or trust, or, if such Person dies intestate, in accordance with laws of intestacy governing the distribution of such Company Securityholder’s estate, without such consent.

(g) Founders’ Milestone Consideration.

(i) Eligibility to Receive Milestone Consideration. With respect to any Founder, such Founder will only be entitled to receive such Founder’s applicable portion of the Milestone Consideration owed upon the achievement of a Milestone if, on the date such Milestone is achieved, (A) such Founder is a full-time employee of the Acquiror (and/or any Subsidiary thereof, including the Surviving Company) or (B) such Founder’s Upfront Stock Consideration that was subject to vesting had fully vested prior to the termination of his employment. Notwithstanding the foregoing, with respect to any Founder, if such Founder’s employment is terminated without Cause (as defined below) or such Founder resigns for Good Reason (as defined below) or as the result of his Disability (as defined below) or death, then such Founder (or his estate, if applicable) shall remain eligible to receive his applicable portion of such Milestone Consideration owed upon achievement of any and all subsequent Milestones.

(ii) Results of Ineligibility to Receive Milestone Consideration. If any Founder is ineligible to receive his applicable portion of Milestone Consideration owed upon the achievement of a Milestone in accordance with subsection (i), the aggregate amount of such Milestone Consideration owed by the Acquiror with respect to such Milestone shall remain unchanged and such Milestone Consideration shall then be owed to the Milestone Consideration Recipients (other than such ineligible Founder) and JPM in accordance with the terms of this Agreement (and the calculation of each such Person’s proportionate share of such Milestone Consideration shall exclude the Shares held by such ineligible Founder in the calculation thereof).

(iii) Definitions. For purposes of this Section 2.16(g), with respect to any Founder:

(A) “Cause” shall mean, with respect to any Founder, any one or more of the following:

(1) such Founder’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony, involves fraud, material dishonesty, or moral turpitude (excluding any misdemeanor and/or any motoring offense for which a noncustodial sentence is received);

(2) the occurrence of any of the following acts on the part of such Founder:

(x) fraud, willful or gross misconduct, or gross negligence, other than by reason of such Founder’s Disability or taken by the direction of the Acquiror, the Surviving Company, or any of their respective Subsidiaries, in connection with the business of the Acquiror or the Surviving Company;

(y) embezzlement or misappropriation of any funds or property of the Acquiror or the Surviving Company, other than where taken at the direction of the Acquiror, the Surviving Company, or any of their respective Subsidiaries;

(z) alcohol abuse or substance abuse that has impaired or could reasonably be expected to impair the ability of such Founder to perform such Founder’s duties to the Acquiror or the Surviving Company;

(aa) failure to materially comply with any of the Acquiror’s or the Surviving Company’s written policies, practices, procedures, or directives, that are applicable to similarly-situated senior executives, including those regarding harassment or discrimination in employment, that if capable of being cured, is not cured within ten (10) Business Days after such Founder has received written notice from the Acquiror or the Surviving Company of such breach;

(bb) material dishonesty or a material breach of such Founder’s fiduciary duty that has adversely affected or could reasonably be expected to adversely affect the Acquiror or the Surviving Company;

(cc) such Founder’s willful and material breach of any written agreement between such Founder and the Acquiror, the Surviving Company or any of their respective Subsidiaries or Affiliates, other than by reason of the Founder’s Disability or where taken at the direction of the Acquiror, the Surviving Company, or any of their respective Subsidiaries, that if capable of being cured, is not cured within ten (10) Business Days after such Founder has received written notice from the Acquiror or the Surviving Company of such breach; or

(dd) such Founder’s excessive absenteeism, other than by reason of the Founder’s Disability or a federal, state, or local governmental body declaring a state of emergency, or unreasonable neglect or willful abandonment of his duties.

(B) “Disability” shall mean such Founder is unable to perform the essential functions of Founder’s position (after accounting for reasonable accommodation, if applicable and required by applicable law) due to physical or mental impairment that continues, or can reasonably be expected to continue, for a period in excess of one hundred-twenty (120) consecutive days or one hundred-eighty (180) days, whether or not consecutive (or for any longer period as may be required by applicable law), in any consecutive twelve (12)-month period, as determined by such Founder’s selected treating physician.

(C) “Good Reason” shall mean the occurrence of any of the following, in each case during any Founder’s employment with the Acquiror (or the Surviving Company) and without the Founder’s written consent:

(1) [***********];

(2) [***********];

(3) a relocation of such Founder’s principal place of employment by more than [***********];

(4) a material, adverse change in such Founder’s title, authority, duties or responsibilities;

(5) the Acquiror, the Surviving Company, or any of their respective Subsidiaries or Affiliates [***********];

(6) the Acquiror, the Surviving Company, or any of their respective Subsidiaries or Affiliates not allowing the Founder to continue to work remotely in accordance with the Founder’s regular and customary manner of working during his prior employment with/providing services to Palamedrix, Inc., which is the equivalent of working three (3) days in the office per workweek and working other days remotely; provided, that the foregoing shall not constitute “Good Reason” for this subsection (5) in the event that the Acquiror, the Surviving Company, or any of their respective Subsidiaries or Affiliates institute a general requirement for all similarly-situated employees and requires such employees to work in the office every Business Day (it being agreed, for the avoidance of doubt, that any exceptions to this general requirement offered to other similarly-situated employees will likewise be offered to such Founders in order not to qualify as “Good Reason” under this subsection (5)); or

(7) the Acquiror’s, the Surviving Company’s or any of their respective Subsidiaries’ or Affiliates’ material breach of any written agreement between any of them and such Founder.

(h) Tax Treatment. The parties hereto intend that (i) any payment made under this Section 2.16 to the applicable Company Securityholders be treated for income Tax purposes as an adjustment to the Upfront Consideration, and (ii) no amounts payable to the Founders be treated as compensation for income Tax purposes. The parties hereto shall not take any Tax position inconsistent therewith unless required by a Governmental Authority in connection with an ongoing audit.

(i) Other.

(i) [***********]

(ii) Neither the Acquiror nor any of its Subsidiaries (including the Surviving Company) may transfer, sell, assign or exclusively license, to any Person who is not a Subsidiary of the Acquiror, a material portion or greater of the assets or equity of the Surviving Company (in any case, expressly excluding an Acquiror Change of Control), unless the transferee, purchaser, assignee, or licensee, as applicable, of such transfer, sale, assignment or license (1) agrees to be bound in writing by the obligations of the Acquiror under this Section 2.16 (except with respect to any Milestone Consideration that has already been satisfied and except with respect to the obligations to issue any Milestone Consideration which shall remain with the Acquiror), which agreement to be bound shall be executed by such transferee, purchaser, assignee or licensee at the closing of such transfer, sale, assignment or license, as applicable, and a copy of such agreement shall be provided to the Securityholder Representative at such closing and (2) has the capability to achieve the Milestones in a manner that is no less favorable to the Milestone Consideration Recipients than the capabilities of the Acquiror and its Subsidiaries have to achieve the Milestones as of the Closing (with the understanding that this clause (2) shall be deemed satisfied if the transferee, purchaser, assignee, or licensee, as applicable, of such transfer, sale, assignment or license constitutes, as measured as of immediately prior to such transfer, sale, assignment or exclusive license, either (A) a company whose stock is publicly traded on the New York Stock Exchange or Nasdaq with a market capitalization of at least $1 billion or (B) a company with annual revenues of at least $100 million).

Section 2.17 Securityholder Representative.

(a) Appointment. By the approval of this Agreement pursuant to the DGCL, the Stockholder Written Consent and the Letters of Transmittal, and by receiving the benefits hereof and thereof, including any consideration payable hereunder, each Company Securityholder irrevocably appoints and constitutes Shareholder Representative Services LLC as its representative, agent, proxy and attorney-in-fact, with full power of substitution, to act on behalf such Company Securityholder as of the Closing for all purposes in connection with this Agreement and any related agreements (the “Securityholder Representative”), including the full power and authority to act on the Company Securityholders’ behalf as provided in Section 2.17(b). The Company Securityholders, by approving this Agreement, further agree that such agency, proxy and attorney-in-fact are coupled with an interest, are therefore irrevocable without the consent of the Securityholder Representative, except as provided in Section 2.17(c), and shall be binding upon the successors, heirs, executors, administers and legal Representatives of each Company Securityholder and shall not be affected by, and shall survive, the death, incapacity, bankruptcy, dissolution or liquidation of any Company Securityholder. All decisions, actions, consents and instructions by the Securityholder Representative shall be binding upon all of the Company Securityholders, and no Company Securityholder shall have the right to object to, dissent from, protest or otherwise contest any such decision, action, consent or instruction. The Acquiror and the Merger Subs shall be entitled to rely on any decision, action, consent or instruction of the Securityholder Representative as being the decision, action, consent or instruction of the Stockholders, and the Acquiror and the Merger Subs are hereby relieved from any liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction.

(b) Powers and Authority. Without limiting the foregoing, the Securityholder Representative shall, as of the Closing, have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement, including the full power, authority and discretion to (i) consummate the transactions contemplated under this Agreement and the Ancillary Agreements (including pursuant to Section 2.13 hereof); (ii) negotiate disputes arising under, or relating to, this Agreement and the Ancillary Agreements (including pursuant to Section 2.13 and Article VIII hereof); (iii) authorize the satisfaction of any and all obligations or liabilities incurred by the Stockholders or the Securityholder Representative (including pursuant to Section 2.13, Section 2.14 and Article VIII hereof); (iv) execute and deliver any amendment or waiver to this Agreement and the Ancillary Agreements (without the prior approval of the Company Securityholders); and (v) take all other actions to be taken by or on behalf of the Company Securityholders in connection with this Agreement (including pursuant to Section 2.13 and Article VIII hereof) and the Ancillary Agreements. The Securityholder Representative shall have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement.

(c) Replacement. The Securityholder Representative may resign at any time. The Securityholder Representative may be removed for any reason or no reason by the vote or written consent of the Company Securityholders holding a majority of the aggregate Expense Fund Fully Diluted Share Number as of the Agreement Date (the “Majority Holders”), with the prior consent of the Acquiror, not to be unreasonably withheld, conditioned or delayed. In the event of the death, incapacity, resignation or removal of the Securityholder Representative, a new Securityholder Representative shall be appointed by the vote or written consent of the Majority Holders, with the prior consent of the Acquiror, not to be unreasonably withheld, conditioned or delayed. Notice of such vote or a copy of the written consent appointing such new Securityholder Representative shall be sent to the Acquiror and, after the First Effective Time, to the Surviving Company, such appointment to be effective upon the later of the date indicated in such consent or the date such consent is received by the Acquiror and, after the First Effective Time, the Surviving Company; provided, that until such notice is received, the Acquiror, the Merger Subs and the Surviving Company, as applicable, shall be entitled to rely on the decisions, actions, consents and instructions of the prior Securityholder Representative as described in Section 2.17(a).

(d) Exculpation and Indemnification. The Securityholder Representative will incur no liability in connection with its services pursuant to this Agreement and any related agreements except to the extent resulting from its gross negligence or willful misconduct. The Securityholder Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Company Securityholders shall indemnify the Securityholder Representative against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Securityholder Representative, the Securityholder Representative will reimburse the Company Securityholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Representative Losses may be recovered by the Securityholder Representative from (i) the Expense Fund Amount and (ii) any other funds that become payable to the Company Securityholders under this Agreement at such time as such amounts would otherwise be distributable to the Company Securityholders; provided, that while the Securityholder Representative may be paid from the aforementioned sources of funds, this does not relieve the Company Securityholders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Securityholder Representative be required to advance its own funds on behalf of the Company Securityholders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Securityholders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholder Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholder Representative or the termination of this Agreement.

Section 2.18 Volume Trading Limitations. The following terms and conditions shall only apply to those Company Securityholders who are issued 100,000 or more shares of Acquiror Common Stock issued as Upfront Stock Consideration (and, for the avoidance of doubt, the following terms and conditions do not apply to those Company Securityholders who are issued less than 100,000 shares of Acquiror Common Stock issued as Upfront Stock Consideration (as adjusted for any stock splits, stock combinations or similar transactions involving the shares of Acquiror Common Stock following the First Effective Time)).

(a) Upfront Stock Consideration. One hundred percent (100%) of the shares of Acquiror Common Stock issued as Upfront Stock Consideration shall be subject to a daily trading limit of no greater than the greater of (i) twenty percent (20%) of the total number of shares of Acquiror Common Stock received by a Company Securityholder as Upfront Stock Consideration pursuant to this Agreement or (ii) 80,000 shares of Acquiror Common Stock (as adjusted for any stock splits, stock combinations or similar transactions involving the shares of Acquiror Common Stock following the First Effective Time).

(b) Milestone Consideration. One hundred percent (100%) of the shares of Acquiror Common Stock issued as Milestone Consideration, if any, shall be subject to a daily trading limit of no greater than the greater of (i) twenty percent (20%) of the total number of shares of Acquiror Common Stock received by a Company Securityholder as Milestone Consideration pursuant to this Agreement or (ii) 80,000 shares of Acquiror Common Stock (as adjusted for any stock splits, stock combinations or similar transactions involving the shares of Acquiror Common Stock following the First Effective Time).

(c) Company Legend. The following legend will be affixed to the shares of Acquiror Common Stock issued pursuant to this Agreement to Company Securityholders who are issued 100,000 or more shares of Acquiror Common Stock as Upfront Stock Consideration: “THE SHARES ARE SUBJECT TO A DAILY TRADING LIMIT EQUAL TO THE GREATER OF (I) TWENTY PERCENT (20%) OF THE HOLDER’S SHARES (ISSUED TO THE HOLDER AS MERGER CONSIDERATION) AND (II) 80,000 SHARES (AS ADJUSTED FOR ANY STOCK SPLITS, STOCK COMBINATIONS OR SIMILAR TRANSACTIONS INVOLVING THE SHARES OF ACQUIROR COMMON STOCK FOLLOWING THE FIRST EFFECTIVE TIME).” (the “Trading Volume Legend”). The Acquiror agrees, at its sole expense, to cause its legal counsel to provide a legal opinion to the Acquiror’s transfer agent that is in form and substance sufficient for such transfer agent to remove the Trading Volume Legend in connection with, and to otherwise facilitate, the sale of all shares of Acquiror Common Stock in compliance with this Section 2.18.

Section 2.19 Impact of Forfeiture of Upfront Stock Consideration of Founders. Notwithstanding anything contained herein or in any Founder Side Letter to the contrary, if any portion of a Founder’s Upfront Stock Consideration is forfeited pursuant to his Founder Side Letter, the Acquiror shall, promptly thereafter, issue or grant an aggregate number of shares of Acquiror Common Stock that is equivalent to such number of shares of Acquiror Common Stock that is so forfeited (by such Founder pursuant to his Founder Side Letter) to Soma San Diego Inventors (with the specific individuals who will receive such equity awards and the number of such equity awards to be determined by the Acquiror in its discretion, so long as such individuals constitute Soma San Diego Inventors and the aggregate number of shares of Acquiror Common Stock so issued or granted complies with the foregoing) and such issuances or grants by the Acquiror will be made in a tax efficient manner to such Soma San Diego Inventors.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules attached hereto (collectively, the “Disclosure Schedules”) (each of which shall qualify only the specifically identified sections or subsections hereof to which such Disclosure Schedule relates and shall not qualify any other provision of this Agreement or any Ancillary Agreement), the Company hereby represents and warrants to the Acquiror and the Merger Subs as follows:

Section 3.1 Organization and Qualification.

(a) The Company is (i) a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and (ii) duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has heretofore furnished to the Acquiror a complete and correct copy of the certificate of incorporation and bylaws or equivalent organizational documents, each as amended to date, of the Company. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents. The minute books of the Company that have been made available for inspection by the Acquiror prior to the date hereof are true and correct in all material respects.

Section 3.2 Authority.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party and, subject to the approval and adoption of this Agreement by the Majority Holders (which the Company acknowledges is to occur by execution of the Stockholder Written Consent as promptly as practicable following the execution and delivery of this Agreement), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of the Company. Except for the approval and adoption of this Agreement by the Stockholders pursuant to the Stockholder Written Consent, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby and thereby. The Stockholder Written Consent provides that it will be irrevocable upon delivery. The affirmative vote of Stockholders representing a majority of the outstanding Shares is the only vote of the holders of any securities of the Company necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby, and the execution of the Stockholder Written Consent by Stockholders representing a majority of the outstanding Shares will constitute such approval. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Company will be a party will have been, duly executed and delivered by the Company and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Company will be a party will constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to (x) Laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (y) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity (the “Enforceability Limitations”).

(b) The board of directors of the Company has duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company’s Stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the Stockholders of the Company for adoption and approval by written consent and (iv) resolving to recommend that the Company’s Stockholders vote in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified, or withdrawn.

Section 3.3 No Conflict; Required Filings.

(a) The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of the Company;

(ii) conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or affected; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, termination, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of the Company under, or result in the creation of any Encumbrance on any property, asset or right of the Company pursuant to, any Contract to which the Company is a party or by which the Company or any of its properties, assets or rights are bound or affected;

(iv)   except in the case of clauses (ii) and (iii) where such conflicts, violations, breaches, defaults, terminations, accelerations or cancellations would not reasonably be expected to be material and adverse to the Company.

(b) The Company is not required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be a party or the consummation of the transactions contemplated hereby or thereby or in order to prevent the termination of any right, privilege, license or qualification of the Company, except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware and (ii) such filings as may be required by any applicable federal or state securities or “blue sky” laws.

(c) No “fair price,” “interested shareholder,” “business combination” or similar provision of any state takeover Law is, or at the First Effective Time will be, applicable to the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of 10,000,000 shares of common stock, of which 8,481,091 shares are issued and outstanding. Schedule 3.4(a) of the Disclosure Schedules sets forth a complete and accurate list of all record and beneficial holders of the issued and outstanding capital stock of the Company, indicating the respective number of Shares held.

(b) Schedule 3.4(b) of the Disclosure Schedules sets forth the names and addresses of record of all Persons holding SAFEs in the Company, together with the deemed Conversion Amount, as applicable, that would be due to the holder of each SAFE upon the Closing.

(c) Except for the Shares and except as set forth on Schedule 3.4(a) or Schedule 3.4(b) of the Disclosure Schedules, the Company has not issued or agreed to issue any: (a) share of capital stock or other equity or ownership interest; (b) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares of capital stock or other equity or ownership interests; (c) stock appreciation right, phantom stock, interest in the ownership or earnings of the Company or other equity equivalent or equity-based award or right; or (d) bond, debenture or other Indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote. Each outstanding share of capital stock or other equity or ownership interest of the Company is duly authorized, validly issued, fully paid and nonassessable. All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by the Company in compliance with all applicable federal and state securities laws. Except as set forth on Schedule 3.4(b) and Schedule 3.4(c) of the Disclosure Schedules and except for rights granted to the Acquiror and the Merger Subs under this Agreement, there are no outstanding obligations of the Company to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of the Company. No shares of capital stock or other equity or ownership interests of the Company have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of the Company or any Contract to which the Company is a party or by which the Company is bound.

Section 3.5 Equity Interests. The Company does not directly or indirectly own any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, and is not under any current or prospective obligation to form, make any capital contribution or other investment in, or assume any Liabilities of, any Person.

Section 3.6 Financial Statements; No Undisclosed Liabilities.

(a) Schedule 3.6(a) of the Disclosure Schedules contains a true and complete copy of (i) the unaudited balance sheet of the Company as of April 30, 2022 (the “Balance Sheet”), (ii) the income statement of the Company for the four (4) months ended April 30, 2022 (iii) the unaudited balance sheet of the Company as of December 31, 2021, and (iv) the income statement of the Company for the twelve (12) months ended December 31, 2021 (collectively, the “Financial Statements”). The Financial Statements (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position and results of operations of the Company as at the periods related thereto.

(b) The Company does not have any Liabilities of any nature (including as a result of COVID-19 or any COVID-19 Measures), whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a balance sheet of the Company or disclosed in the notes thereto, except for liabilities and obligations, (i) incurred in the Ordinary Course of Business since the date of the Balance Sheet, that are not, individually or in the aggregate, material to the Company, (ii) adequately accrued or adequately reserved against in the Balance Sheet, or (iii) taken into account in the calculation of the Merger Consideration.

(c) The books of account and financial records of the Company are true and correct in all material respects and have been prepared and are maintained in accordance with sound accounting practice.

Section 3.7 Absence of Certain Changes or Events. Since the date of the Balance Sheet: (a) the Company has conducted its business in the Ordinary Course of Business; (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect; (c) the Company has not suffered any loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; (d) the Company has not experienced any business interruptions arising out of, resulting from or related to COVID-19 or COVID-19 Measures, whether directly or indirectly; and (e) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.

Section 3.8 Compliance with Law; Permits.

(a) The Company is and has been in compliance in all material respects with all Laws applicable to it (including applicable COVID-19 Measures). None of the Company or any of its executive officers has received any notice, order, complaint or other communication from any Governmental Authority or any other Person that the Company is not in compliance in any material respect with any Law applicable to it.

(b) Schedule 3.8 of the Disclosure Schedules sets forth a true and complete list of all permits, licenses, franchises, approvals, certificates, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for the Company to own, lease and operate its properties and to carry on its business in all material respects as currently conducted (the “Permits”). The Company is and has been in compliance in all material respects with all such Permits. No suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or, to the knowledge of the Company, threatened. The Company will continue to have the use and benefit of all material Permits following consummation of the transactions contemplated hereby. No material Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of the Company.

Section 3.9 Litigation. Except as set forth on Schedule 3.9 of the Disclosure Schedules, there is no Action pending or, to the knowledge of the Company, threatened against the Company, or any material property or asset of the Company, or any of the officers of the Company (in their capacities as such). There is no outstanding order, writ, judgment, injunction, decree, determination or award of, or pending or, to the knowledge of the Company, threatened investigation by, any Governmental Authority relating to the Company, any of its properties or assets, or any of its officers or directors (in their capacities as such). There is no Action by the Company pending, or which the Company has commenced preparations to initiate, against any other Person.

Section 3.10 Employee Benefit Plans.

(a) Schedule 3.10(a) of the Disclosure Schedules sets forth a true and complete list of all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), bonus, equity option, equity purchase, restricted equity, phantom equity, equity-based compensation, incentive, deferred compensation, material fringe benefit, vacation, paid time off, welfare, retiree medical, disability or life insurance, profit sharing, retirement, supplemental retirement, severance, change in control, transaction, gross-up, retention or any other benefit plans, policies, programs or arrangements, whether or not subject to ERISA, and all employment, termination, change in control, severance or other similar Contracts or agreements (1) to which the Company is a party, (2) with respect to which the Company has or could have any obligation or liability (contingent or otherwise) or (3) which are maintained, contributed to or sponsored by the Company for the benefit of any current or former employee, officer or director of the Company or any dependent or beneficiary thereof (collectively, the “Plans”).

(b) The Company has furnished to the Acquiror a true and complete copy of each such Plan (or a written description of the material terms of any Plan that is not in writing) and has delivered to the Acquiror a true and complete copy of each material document, if any, prepared in connection with each such Plan, including, as applicable, (i) a copy of each trust or other funding arrangement, (ii) the current summary plan description and any summaries of material modifications, (iii) the two most-recently filed Internal Revenue Service (“IRS”) Forms 5500 with applicable schedules and attachments, (iv) the most-recently received IRS determination or opinion letter for each such Plan, (v) the most-recently prepared actuarial report and financial statement in connection with each such Plan and (vi) all material, non-routine notices or correspondence from or with any Governmental Authority within the past two years. Except as contemplated by the terms of the Agreement, the Company does not have any commitment to (A) create, incur liability with respect to or cause to exist any other employee benefit plan, program or arrangement, (B) enter into any Contract to provide compensation or benefits to any individual or (C) modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA, the Code or applicable Laws.

(c) Neither the Company nor any ERISA Affiliate has ever maintained, sponsored, contributed to, had any obligation to contribute to, or incurred any liability (contingent or otherwise) with respect to any (i) defined benefit plan within the meaning of Section 3(35) of ERISA or any other plan that is or was subject to the funding requirements of Section 412 or 430 of the Code or Section 302 or Title IV of ERISA, (ii) multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA, (iii) single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company could incur liability under Section 4063 or 4064 of ERISA or (iv) a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. None of such Plans provides for or promises retiree medical, disability, life insurance or similar benefits to any current or former employee, officer or director of the Company after their employment with the Company is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state law). Each of the Plans is maintained in the United States and is subject only to the Laws of the United States or a political subdivision thereof.

(d) Except as set forth on Schedule 3.10(d) of the Disclosure Schedules, none of the Plans: (i) provides for the payment of separation, severance, termination or similar-type benefits to any person; (ii) obligates the Company to pay separation, severance, termination or similar-type benefits solely or partially as a result of the transactions contemplated by this Agreement or the Ancillary Agreements; or (iii) obligates the Company to accelerate the vesting of, fund or make any payment or provide any benefit as a result of the transactions contemplated by this Agreement or the Ancillary Agreements.

(e) Each Plan is now and always has been operated, funded, maintained and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. The Company has performed all obligations required to be performed by it and is not in any respect in default under or in violation of any Plan, nor does the Company have any knowledge of any such default or violation by any other party to any Plan. No Action is pending or, to the knowledge of the Company, threatened in writing with respect to any Plan, other than claims for benefits in the ordinary course, and no fact or event exists that would give rise to any such Action.

(f) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a timely favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination. Each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt. No fact or event has occurred since the date of such determination letter or letters from the IRS that could adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(g) There has not been any non-exempt prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Plan.

(h) All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income tax purposes. No such deduction has been challenged or disallowed by any Governmental Authority and no fact or event exists that would give rise to any such challenge or disallowance. As of the Closing Date, no Plan that is subject to Title IV of ERISA will have an “unfunded benefit liability” within the meaning of Section 4001(a)(18) of ERISA.

(i) There are no Actions or claims (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened in writing, anticipated or expected to be asserted with respect to any Plan or any related trust or other funding medium thereunder or with respect to the Company or any ERISA Affiliate as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof, and no fact or event exists that would give rise to any such Action.

(j) No Plan or any related trust or other funding medium thereunder or any fiduciary thereof is, to the knowledge of the Company, the subject of an audit, investigation or examination by any Governmental Authority.

(k) No “reportable event,” as such term is used in Section 4043 of ERISA, “accumulated funding deficiency,” as such term is used in Section 412 or 4971 of the Code or Section 302 of ERISA, or application for or receipt of a waiver from the IRS of any minimum funding requirement under Section 412 of the Code has occurred with respect to any Plan.

(l) The Company and its ERISA Affiliates do not maintain any Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code, that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA, Section 4980B(b) of the Code, the applicable provisions of the Health Insurance Portability and Accountability Act of 1986 and the Patient Protection and Affordable CARES Act, each as amended. The Company is not subject to any material liability, including additional contributions, assessable payments, fines, penalties or loss of tax deduction as a result of such administration and operation.

(m)   Any Plan that is subject to Section 409A of the Code has complied in all material respects in form and operations with the requirements thereof. The Company does not have any obligation to indemnify any current or former employee, officer, director or individual service provider of the Company for any Taxes or penalties imposed by Section 409A or 4999 of the Code.

(n) The Company is not obligated to make any payments, including under any Plan, that reasonably could be expected to be “excess parachute payments” pursuant to Section 280G of the Code.

Section 3.11 Labor and Employment Matters.

(a) The Company is not a party to, bound by or otherwise subject to any labor or collective bargaining agreement, obligation, Contract or understanding with any union that pertains to employees of the Company. Since the Company’s inception there have been no organizing activities or collective bargaining arrangements that could affect the Company pending or under discussion with any labor organization or group of employees of the Company. Since the Company’s inception there has been no labor dispute, strike, controversy, slowdown, work stoppage, picketing, concerted refusals to work or lockout pending or, to the knowledge of the Company, threatened against or affecting the Company (including as a result of COVID-19 or COVID-19 Measures). The Company has not breached or otherwise failed to comply with the provisions of any collective bargaining or union Contract. There are no pending or, to the knowledge of the Company, threatened union grievances, unfair labor practice charges, or union representation questions involving employees of the Company.

(b) Since the Company’s inception, it has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, including discrimination or harassment in employment, terms and conditions of employment, compensation, termination of employment, wages, overtime classification, hours, occupational safety and health, employee whistle-blowing, immigration, employment practices and classification of employees, consultants and independent contractors and other agents engaged by the Company. The Company is not engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable Laws. No labor- or employment-related charge, complaint or investigation is pending or, to the knowledge of the Company, threatened with respect to the Company before the U.S. Department of Labor, National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority.

(c) The Company has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Company and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any applicable Laws relating to the employment of labor. The Company has paid in full to all its employees or adequately accrued in accordance with GAAP for all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees.

(d) The Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. None of the Company or any of its executive officers have received any notice of intent by any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company and, to the knowledge of the Company, no such investigation is in progress.

(e) There has not been, and the Company does not anticipate or have any reason to believe there will be, any material adverse change in relations with employees as a result of the announcement of the transactions contemplated by this Agreement. To the knowledge of the Company, no current employee or officer of the Company intends, or is expected, to terminate his or her employment relationship with the Company following the consummation of the transactions contemplated hereby.

(f) (i) There have been no allegations of workplace sexual harassment or workplace discrimination made, initiated, or filed (in each case in writing) by any current or former employee of the Company, or, to the knowledge of the Company, threatened by any current or former employee of the Company, in each case, against the Company or any of its current or former directors, officers, employees, or individual service providers in their capacities as such, (ii) to the knowledge of the Company, no incidents of any such workplace sexual harassment or workplace discrimination have occurred, and (iii) the Company has not entered into any settlement agreement related to allegations by any current or former employee of the Company of workplace sexual harassment or workplace discrimination by any of the Company’s current or former directors or officers in their capacities as such.

(g) Except as set forth on Schedule 3.11(g) of the Disclosure Schedules, since January 1, 2020, as related to COVID-19, the Company has not (i) implemented workforce reductions, furloughs or reductions to compensation, benefits or working schedules, (ii) applied for or received loans or payments under the CARES Act or any other COVID-19 Measures, or claimed any tax credits or deferred any Taxes thereunder or (iii) experienced any employment-related liability.

(h) The Company is in material compliance with all COVID-19 Measures applicable to any location in which the Company operates. To the extent the Company is requiring employees to perform in-person work in any locations subject to a health and safety order, the Company’s requirements for in-person services materially meet the standards set forth in the current order. The Company has also documented any work-related injury and illness to the extent required by OSHA.

(i) The Company has not received any complaints or concerns (i) from employees regarding leaves of absence, paid sick time, or similar matters related to COVID-19, (ii) regarding the Company’s reporting, or failure to report, to employees, contractors, customers, vendors or the public, the presence of employees or contractors who have tested positive for, or exhibited symptoms of, COVID-19 or (iii) alleging the Company failed to provide a safe working environment, appropriate equipment or accommodation in relation to COVID-19.

(j) Each of the Company’s individual (non-entity) consultants or employees that are currently employed by academic institutions are in compliance with the policies and terms of such consultant’s or employee’s employment agreement with such academic institution. None of such consultants or employees have received any notice, order, complaint or other communication from such academic institution that the consultant or employee is not in compliance in any material respect with such consultant’s or employee’s employment agreement.

(k) Schedule 3.11(k) of the Disclosure Schedules sets forth, as of the date hereof, all current employees and current individual (non-entity) independent contractors of the Company with (i) the state in which the employee or contractor normally works, (ii) the job title, date of hire, current annual rate of compensation (or with respect to employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), any bonus or commission eligibility, and accrued but unused vacation and paid time off of each such Person, and (iii) for employees, the exempt or non-exempt classification of such Person under the Fair Labor Standards Act and any applicable state wage and hour Laws. Schedule 3.11(k) of the Disclosure Schedules separately identifies any employee on a leave of absence, the nature of such leave and any anticipated return to work date.

Section 3.12 Title to, Sufficiency and Condition of Assets.

(a) The Company has good and valid title to or a valid leasehold interest in all of its assets, including all of the assets reflected on the Balance Sheet or acquired in the Ordinary Course of Business since the date of the Balance Sheet, except those sold or otherwise disposed of for fair value since the date of the Balance Sheet in the Ordinary Course of Business. The assets owned or leased by the Company constitute all of the assets necessary for the Company to carry on its business as currently conducted. None of the assets owned or leased by the Company is subject to any Encumbrance, other than (i) statutory liens for current Taxes not yet delinquent and for which adequate reserves have been established in accordance with GAAP, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens arising in the Ordinary Course of Business of the Company, (iii) statutory or common law liens or Encumbrances to secure landlords, lessors or renters under leases or rental agreements, (iv) liens or Encumbrances imposed on the underlying fee interest in real property subject to a Company Lease (as defined below) and (v) any such matters of record, Encumbrances and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company as currently conducted (collectively, “Permitted Encumbrances”).

(b) All tangible assets owned or leased by the Company have been maintained in all material respects in accordance with generally accepted industry practice, are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.

This Section 3.12 does not relate to (i) real property or interests in real property, such items being the subject of Section 3.13, (ii) Intellectual Property, such items being the subject of Section 3.14, or (iii) Personal Information (as defined below) or other data or information, such items being the subject of Section 3.20.

Section 3.13 Real Property.

(a) The Company does not own any real property. Schedule 3.13(a) of the Disclosure Schedules sets forth a true and complete list of all Leased Real Property. The Company has good and marketable leasehold title to all Leased Real Property, free and clear of all Encumbrances except Permitted Encumbrances. No parcel of Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed. All leases of Leased Real Property and all amendments and modifications thereto (the “Company Leases”) are in full force and effect, and there exists no material default under any such lease by the Company or any other party thereto, nor any event which, with notice or lapse of time or both, would constitute a material default thereunder by the Company or, to the Company’s knowledge, any other party thereto.

(b) There are no material latent defects or material adverse physical conditions affecting the Leased Real Property. The Leased Real Property is in good operating condition in all material respects, normal wear and tear excepted.

Section 3.14 Intellectual Property.

(a) Schedule 3.14 of the Disclosure Schedules sets forth a true and complete list of all registered and material unregistered Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by or exclusively licensed to the Company, identifying for each whether it is owned by or exclusively licensed to the Company.

(b) No registered Mark identified on Schedule 3.14 of the Disclosure Schedules has been or is now involved in any opposition or cancellation proceeding and, to the knowledge of the Company, no such proceeding is or has been threatened with respect to any of such Marks. No Patent identified on Schedule 3.14 of the Disclosure Schedules has been or is now involved in any litigation, interference, reissue or reexamination, inter partes review, or any other proceeding and, to the knowledge of the Company, no such proceeding is or has been threatened with respect thereto.

(c) The Company exclusively owns, free and clear of any and all Encumbrances, including any right or obligation to any Educational Institution, all Intellectual Property identified on Schedule 3.14 of the Disclosure Schedules and all other Intellectual Property used in the Company’s business other than Intellectual Property that is licensed to the Company by a Third Party licensor pursuant to a written license agreement that remains in effect. The Company has not received any notice or claim challenging the Company’s ownership of any of the Intellectual Property owned (in whole or in part) by the Company, nor is there a reasonable basis for any claim that the Company does not so own any of such Intellectual Property.

(d) The Company has taken all reasonable steps in accordance with standard industry practices to protect its rights in its Intellectual Property and at all times has maintained the confidentiality of all information that constitutes or constituted a Trade Secret of the Company. All current and former employees, consultants and contractors of the Company have executed and delivered proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms.

(e) All registered Marks, issued Patents and registered Copyrights identified on Schedule 3.14 of the Disclosure Schedules (“Company Registered IP”) are valid and subsisting and, to the knowledge of the Company, enforceable, and the Company has not received any notice or claim challenging the validity or enforceability of any Company Registered IP or alleging any misuse of such Company Registered IP. The Company has not taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Company Registered IP (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, annuities and the like and the failure to disclose any known material prior art in connection with the prosecution of patent applications).

(f) The development, manufacture, sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of the Company, and all of the other activities or operations, existing or contemplated (including the pursuit and achievement of the Milestones), of the Company, have not infringed upon, misappropriated, violated, diluted or constituted the unauthorized use of, and are not reasonably expected to infringe upon, misappropriate, violate, dilute or constitute the unauthorized use of, any Intellectual Property of any Third Party, and the Company has not received any notice or claim asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, nor to the knowledge of the Company, is there a reasonable basis therefor. No Intellectual Property owned by or licensed to the Company is subject to any outstanding order, judgment, decree, stipulation or agreement restricting the use or licensing thereof by the Company. To the knowledge of the Company, no Third Party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or exclusively licensed to the Company in a material manner.

(g) The Company has not transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property. Upon the consummation of the Closing, the Acquiror shall succeed to all of the Intellectual Property rights necessary for the conduct of the Company’s business as it is currently and proposed to be conducted, and all of such rights shall be exercisable by the Acquiror to the same extent as by the Company prior to the Closing. No loss or expiration of any of the material Intellectual Property used by the Company in the conduct of its business is threatened, pending or reasonably foreseeable.

(h) The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements, and the consummation of the transactions contemplated hereby, will not give rise to any right of any Third Party to terminate or re-price or otherwise modify any of the Company’s rights or obligations under any agreement under which any right or license of or under Intellectual Property is granted to or by the Company.

Section 3.15 Taxes.

(a) The Company has filed or caused to be filed on a timely basis all income and other material Returns that are or were required to be filed by or with respect to it pursuant to applicable Law with the appropriate Governmental Authority. All such Returns and reports filed by or with respect to the Company are true, correct and complete in all material respects.

(b) The Company has paid all income and other material Taxes that have become due or payable by or with respect to it (whether or not shown on any Return).

(c) The unpaid Taxes of the Company for periods (or portions thereof) ending on or prior to the date of the Balance Sheet have been adequately reserved on the Balance Sheet and established in accordance with GAAP (not to include any reserve for deferred Taxes established to reflect timing differences between book and Tax income), and no unpaid Taxes of the Company have been incurred since the date of the Balance Sheet other than in the Ordinary Course of Business of the Company, consistent with amounts previously paid with respect to such Taxes for similar periods in prior years, adjusted for changes in Ordinary Course of Business operating results.

(d) All deficiencies asserted or assessments for a material amount of Taxes made or proposed in writing by any Governmental Authority with respect to the Company have been timely and fully paid or finally settled.

(e) No written claim has ever been made or is expected to be made by any Governmental Authority in a jurisdiction where the Company does not file Returns that it is or may be subject to taxation by (or required to file Returns in) that jurisdiction.

(f) There are no Encumbrances on any of the assets of, or equity interests in, the Company that arose in connection with any failure (or alleged failure) to pay any Tax (other than Encumbrances described in clause (i) of the definition of “Permitted Encumbrances”).

(g) The Company is not (nor has it been) the subject of, or otherwise involved with, any audit, litigation, examination or other proceeding (a “Tax Proceeding”) conducted by any Governmental Authority with respect to any Taxes or Returns of the Company, and the Company has not received any written notice from any Governmental Authority that it intends to conduct (or otherwise proposing or threatening) any such audit, litigation, examination or other proceeding, and there are no matters under discussion with any Governmental Authority with respect to the liability of the Company with respect to Taxes.

(h) The Company (i) is not currently the beneficiary of any extension of time within which to file any Return, other than automatic extensions of due dates for filing such Returns, or (ii) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, and no request for any waiver or extension is currently pending.

(i) All Taxes that the Company is or was required by applicable Law to withhold, deduct or collect have been duly withheld, deducted and collected and have been paid to the proper Governmental Authority or other Person.

(j) The Company is not, nor has it ever been, a party to or bound by a tax sharing agreement, tax allocation agreement, tax indemnity obligation or similar written or unwritten agreement, arrangement, understanding or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other arrangement relating to Taxes, but excluding any Customary Agreements).

(k) The Company (i) has not ever been a member of an affiliated group filing a combined, consolidated or unitary Return except where the Company is the common parent of the group; (ii) is not subject to any “closing agreement” described in Section 7121 of the Code (or any comparable provision of state, local or non-U.S. Tax law), gain recognition agreement, offer in compromise or any other agreement with, or has requested or received any Tax ruling from, any Governmental Authority in respect of Taxes; (iii) has not engaged in any reportable, listed or substantially similar transaction as defined in Treasury Regulations promulgated under Section 6011 of the Code; (iv) is not a party to any agreement with any Governmental Authority that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement; and (v) does not have any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract or otherwise, other than customary commercial Contracts with customers, vendors, lenders, lessors or the like, in each case, entered into in the Ordinary Course of Business and that do not primarily relate to Taxes (“Customary Agreement”).

(l) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in, or use of improper, method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount, advance payment, deferred revenue received or accrued on or prior to the Closing Date.

(m) The Company (i) has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction purported or intended to be governed in whole or in part by Section 355 or 361 of the Code, (ii) has never had any Subsidiaries that have been organized in a jurisdiction outside of the United States and (iii) is not subject to Tax in any country other than its country of organization by virtue of having a permanent establishment or place of business in such country.

(n) None of the assets of the Company is co-owned in a joint venture or partnership within the meaning of Section 761(a) of the Code.

(o) The Company has complied with all requirements for, and retained all information, forms and filings required to substantiate, any benefits or other relief claimed under any COVID-19 Measure, and has not (i) made any claim for tax credits in respect of the same wages pursuant to different COVID-19 Measures or (ii) applied for or received any loan or other funds pursuant to any COVID-19 Measures.

(p) Notwithstanding anything to the contrary in this Agreement, for purposes of this Section 3.15, knowledge of the Company shall include knowledge of any manager, supervisor or executive in the tax department of the Company. For purposes of this Section 3.15, where the context permits, each reference to the Company shall include a reference to any other Person for whose Taxes the Company is liable under any applicable Law.

Section 3.16 Environmental Matters.

(a) The Company is and has been since the date of its incorporation in all material respects in compliance with all applicable Environmental Laws. None of the Company or any of its executive officers has received any notice, request for information, communication or complaint from a Governmental Authority or other Person alleging that the Company has any material liability under any Environmental Law or is not in material compliance with any Environmental Law, the subject matter of which remains unresolved.

(b) Except as would not reasonably be likely to result in a material liability to the Company, no Hazardous Substances are present, and there is and has been no Release or threatened Release of Hazardous Substances nor any Remediation or corrective action of any kind relating thereto, on, in, at or under any properties (including any buildings, structures, improvements, soils or subsurface strata, surface water bodies or drainage ways, and ground waters thereof) (i) currently or formerly owned, leased or operated by or for the Company or any predecessor company; or (ii) to which the Company has sent any Hazardous Substances. No underground treatment or storage tank or water, gas or oil well, is or has been located on any property currently or formerly owned, leased or operated by or for the Company. The Company has no material liability for any Release of, threatened Release of or contamination by Hazardous Substances under any Environmental Law.

(c) There is no pending or, to the knowledge of the Company, threatened investigation by any Governmental Authority, nor any pending or, to the knowledge of the Company, threatened Action with respect to the Company relating to Hazardous Substances or otherwise under any Environmental Law.

(d) The Company holds all material Environmental Permits, and is and has been in compliance in all material respects therewith. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will require any notice to or consent of any Governmental Authority or other Person pursuant to any applicable Environmental Law or Environmental Permit.

(e) The Company has provided to the Acquiror copies of all material Permits, audits and other material environmental reports pertaining to compliance with Environmental Law and all “Phase I” and “Phase II” environmental reports in its possession, or to which it has reasonable access, addressing every location ever owned, operated or leased by the Company or at which the Company actually may have material liability under any Environmental Law.

(f) For purposes of this Agreement:

(i) “Environmental Laws” means: any Laws of any Governmental Authority relating to (A) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) pollution or protection of the environment, protection of health and safety (as relates to exposure to Hazardous Substances) or natural resources.

(ii) “Environmental Permits” means: all Permits required under any Environmental Law for the operation of the business as currently conducted.

(iii) “Hazardous Substances” means: (A) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; (D) lead, polychlorinated biphenyls, asbestos and radon; and (E) any other pollutant or contaminant, and substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

(iv) “Release” has the meaning set forth in Section 101(22) of CERCLA (42 U.S.C. § 9601(22)), but not subject to the exceptions in Subsections (A) and (D) of 42 U.S.C. § 9601(22).

(v) “Remediation” means (A) any remedial action, remedy, response or removal action as those terms are defined in 42 U.S.C. § 9601, (B) any corrective action as that term has been construed pursuant to 42 U.S.C. § 6924, and (C) any measures or actions required or undertaken to investigate, assess, evaluate, monitor, or otherwise delineate the presence or Release of any Hazardous Substance in or into the environment or to prevent, clean up or minimize a Release or threatened Release of Hazardous Substances.

Section 3.17  Material Contracts.

(a) Except as set forth on Schedule 3.17(a) of the Disclosure Schedules, the Company is not a party to or bound by any Contract of the following nature (such Contracts as are required to be set forth on Schedule 3.17(a) of the Disclosure Schedules being “Material Contracts”):

(i) any broker, distributor, dealer, manufacturer’s Representative, franchise, agency, continuing sales or purchase, or sales promotion Contract;

(ii) any Contract relating to or evidencing Indebtedness;

(iii) any Contract pursuant to which the Company has provided funds to or made any loan, capital contribution or other investment in, or assumed any Liability of, any Person, including take-or-pay Contracts or keepwell agreements;

(iv) any Contract with any Governmental Authority;

(v) any Contract with any Related Party of the Company;

(vi) any employment or consulting Contract that includes severance, change of control, or retention obligations that would become payable by reason of this Agreement or the transactions contemplated hereunder (except as contemplated by the provisions of this Agreement);

(vii)  any Contract that limits, or purports to limit, the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of the Company to sell to or purchase from any Person or to hire any Person, or that grants the other party or any Third Party “most favored nation” status or any type of special discount rights;

(viii) any Contract (other than the Plan) that requires a consent to or otherwise contains a provision relating to a “change of control,” or that would prohibit or delay the consummation of the transactions contemplated by this Agreement or the Ancillary Agreements;

(ix)   with the exception of Contracts and agreements with employees and individual independent contractors of the Company entered into in the Ordinary Course of Business which may permit such individuals to use the Company’s premises for work-related purposes, any Contract pursuant to which the Company is the lessee or lessor of, or holds, uses, or makes available for use to any Person (A) any real property or (B) any tangible personal property and, in the case of clause (B), that involves an aggregate future or potential liability or receivable, as the case may be, in excess of $50,000;

(x) any Contract for the sale or purchase of any real property, or for the sale or purchase of any tangible personal property in an amount in excess of $150,000;

(xi) any Contract, other than an Ordinary Course Inbound License, relating in whole or in part to any Intellectual Property, including the in-licensing or out-licensing thereof;

(xii) any joint venture or partnership, merger, asset or stock purchase or divestiture Contract relating to the Company;

(xiii) any Contract for the purchase of any debt or equity security or other ownership interest of any Person, or for the issuance of any debt or equity security or other ownership interest, or the conversion of any obligation, instrument or security into debt or equity securities or other ownership interests of, the Company;

(xiv) any hedging, futures, options or other derivative Contract;

(xv) any Contract relating to settlement of any administrative or judicial proceedings;

(xvi) any Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $150,000 pursuant to its express terms and not cancelable without penalty;

(xvii) any Contract that results in any Person holding a power of attorney from the Company; and

(xviii) any other Contract (other than the Plans or any mutual non-disclosure agreements) whether or not made in the Ordinary Course of Business that (A) involves a future liability or receivable, as the case may be, in excess of $150,000 on an annual basis or in excess of $150,000 over the current Contract term (excluding any independent contractor or consulting agreements terminable without penalty on thirty (30) days’ or less notice), or (B) is material to the business, operations, assets, financial condition, results of operations or prospects of the Company.

(b) Each Material Contract is a legal, valid, binding and enforceable agreement and is in full force and effect and, except as set forth on Schedule 3.17(b) of the Disclosure Schedules, will continue to be in full force and effect on identical terms immediately following the Closing Date. The Company is not and, to the knowledge of the Company, no other party is in material breach or material violation of, or (with or without notice or lapse of time or both) material default under, any Material Contract, nor has the Company received any claim of any such material breach, material violation or material default; provided, that the foregoing is without limitation to the provisions of subsection (c) of this Section 3.17. The Company has delivered or made available to the Acquiror true and complete copies of all Material Contracts, including any amendments thereto.

(c) The Company has not received any notices seeking (i) to excuse a Third Party’s non-performance, or delay a Third Party’s performance, under existing Material Contracts due to interruptions caused by COVID-19 (through invocation of force majeure or similar provisions, or otherwise) or (ii) to modify any existing contractual relationships due to COVID-19.

Section 3.18   Affiliate Interests and Transactions.

(a) No Related Party of the Company: (i) owns, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of the Company or its business (other than ownership or beneficial ownership of publicly traded equity securities of an issuer constituting less than five percent (5%) of the outstanding shares of such issuer); (ii) owns, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that the Company uses or has used in or pertaining to the business of the Company; (iii) has or has had any business dealings or a financial interest in any transaction with the Company or involving any assets or property of the Company, other than business dealings or transactions conducted in the Ordinary Course of Business at prevailing market prices and on prevailing market terms; or (iv) is or has been employed by the Company.

(b) Except for this Agreement and as set forth on Schedule 3.18(b) of the Disclosure Schedules, there are no Contracts by and between the Company, on the one hand, and any Related Party of the Company, on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from the Company (including Contracts relating to billing, financial, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters). Subsequent to the Closing, the Company will own or have a valid license to all assets, properties and rights currently used in the conduct or operation of its business.

(c) There are no outstanding notes payable to, accounts receivable from or advances by the Company to, and the Company is not otherwise a debtor or creditor of, and does not have any liability or other obligation of any nature to, any Related Party of the Company. Since the date of the Balance Sheet, the Company has not incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party of the Company, other than the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 3.19 Insurance. Schedule 3.19 of the Disclosure Schedules sets forth a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of insurance policies maintained with respect to the Company, together with the carriers and liability limits for each such policy. All such policies are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. The Company has not received notice of, nor to the knowledge of the Company is there threatened, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy. No claim currently is pending under any such policy involving an amount in excess of $50,000. All material insurable risks in respect of the business and assets of the Company are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which the Company is engaged. The activities and operations of the Company have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies. The consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not cause a cancellation or reduction in the coverage of such policies. The Company has not made any claims on existing insurance policies, including business interruption insurance, as a result of COVID-19.

Section 3.20  Privacy and Security.

(a) Except as would not reasonably be expected to be material to the Company, the Company complies with (i) all applicable U.S., state, foreign and multinational Laws (including, as applicable, Regulation (EU) 2016/679 of the European Parliament and Council of 27 April 2016 (General Data Protection Regulation), the Computer Fraud and Abuse Act (and all equivalent state and foreign Laws), the Children’s Online Privacy Protection Act and California Civil Code section 1798.81.5), (ii) reputable industry practices and standards, and self-governing rules and policies, in each case, with which the Company has represented compliance, and (iii) its own published, posted policies and internal agreements and policies, in each case of (i)–(iii), relating to privacy or data security (all of the foregoing collectively, “Privacy Laws”) with respect to “personally identifiable information” as defined under applicable Privacy Laws (including name, address, telephone number, electronic mail address, social security number, bank account number or credit card number) or “sensitive personal information” and “special categories of personal information” as defined under Privacy Laws (“Personal Information”). “Websites” means all Internet websites controlled and operated by the Company. “Systems” means servers, hardware systems, databases, circuits, networks and other computer and telecommunications assets and equipment under the Company’s control and used by the Company to process Personal Information.

(b) The Company takes commercially reasonable steps to protect the operation, confidentiality, integrity and security of its Systems and Websites and all information and transactions stored or contained therein or transmitted thereby against unauthorized use, access, transmittal, interruption, modification, or corruption.

Section 3.21 Brokers. Except for JPM, the fees and expenses of which will constitute Transaction Expenses (payable in accordance with the terms of the JPM Engagement Letter and as set forth in the definition of “Transaction Expenses” and in accordance with this Agreement), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company. The Company has furnished to the Acquiror and the Securityholder Representative the JPM Engagement Letter, which is a complete and correct copy of all agreements between the Company and JPM pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby.

Section 3.22 Air-Gapped Data Backups.

(a) As of the date of this Agreement, the Company has reasonably cooperated with the Acquiror to capture “air-gapped” data backups of each of the following Systems and/or datasets (the “Air-Gapped Data Backups”):

(i) All Google Workspaces, including any legacy Google Workspaces;

(ii) Benchling ELN (including any “off-cloud” backups that have been exported from the Benchling environment and stored in separate infrastructure under the Company’s control);

(iii) All data stored in DropBox (including any “off-cloud” backups that have been exported from the DropBox environment and stored in separate infrastructure under the Company’s control), except for redundant data backups stored in DropBox; and

(iv)  All employee Macbooks.

(b) The Air-Gapped Data Backups are encrypted by the Company and stored in a manner prescribed by the Acquiror; provided, that such back-ups shall remain under the Company’s sole control and in its sole possession until the Closing. As of the date hereof, the Company has provided proof of existence and recoverability of the foregoing Systems and/or datasets to the Acquiror, and the Acquiror has determined what constitutes acceptable proof in this regard, in its sole discretion. At the Closing, encryption keys and physical control of the foregoing Air-Gapped Data Backups shall be transferred to the Acquiror’s IT staff.

Article IV
REPRESENTATIONS AND WARRANTIES OF
THE ACQUIROR AND MERGER SUBS

The Acquiror and the Merger Subs hereby represent and warrant to the Company as follows:

Section 4.1 Organization. Acquiror is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the Merger Subs is a limited liability company directly and wholly-owned by the Acquiror, duly organized, validly existing and in good standing under the laws of Delaware and has full limited liability company power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

Section 4.2 Authority. Each of the Acquiror and the Merger Subs has full corporate or limited liability company power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Acquiror and the Merger Subs of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by the Acquiror and the Merger Subs of the transactions contemplated hereby and thereby have been duly and validly authorized by the boards of directors or managing members, as applicable, of the Acquiror and the Merger Subs and by the Acquiror as the sole member of the Merger Subs. No other corporate proceedings on the part of the Acquiror or the Merger Subs are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Acquiror or the Merger Subs will be a party will have been, duly executed and delivered by the Acquiror and the Merger Subs, as applicable, and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Acquiror or the Merger Subs will be a party will constitute, the legal, valid and binding obligations of the Acquiror and the Merger Subs, as applicable, enforceable against the Acquiror and the Merger Subs, as applicable, in accordance with their respective terms, subject to the Enforceability Limitations.

Section 4.3 No Conflict; Required Filings.

(a) The execution, delivery and performance by each of the Acquiror and the Merger Subs of this Agreement and each of the Ancillary Agreements to which it will be a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not:

(i) conflict with or violate the certificate of incorporation or bylaws of the Acquiror or certificates of formation or operating agreements of the Merger Subs;

(ii) conflict with or violate any Law applicable to the Acquiror or the Merger Subs; or

(iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or termination, acceleration or cancellation of, any note, bond, mortgage, indenture, agreement, lease, license, Permit, franchise, instrument, obligation or other Contract to which the Acquiror or the Merger Subs are a party; except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults, terminations, accelerations or cancellations that do not, individually or in the aggregate, materially impair the ability of the Acquiror or the Merger Subs to consummate, or prevent or materially delay, the Merger or any of the other transactions contemplated by this Agreement or the Ancillary Agreements or would reasonably be expected to do so.

(b) Neither the Acquiror nor the Merger Subs are required to file, seek or obtain any notice, authorization, approval, order, Permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Acquiror and the Merger Subs of this Agreement and each of the Ancillary Agreements to which it will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware and (ii) such filings as may be required by any applicable federal or state securities or “blue sky” laws.

Section 4.4 Litigation. There is no material Action pending or, to the knowledge of the Acquiror, threatened against the Acquiror or the Merger Subs that seeks to restrain or enjoin the consummation of the transactions contemplated by this Agreement or which would reasonably be expected to have a material adverse effect on Acquiror’s or any Merger Sub’s ability to consummate the Merger or any of the other transactions contemplated hereby.

Section 4.5 Merger Consideration.

(a) The Acquiror has sufficient cash and cash equivalents to pay the Upfront Cash Consideration and all of the cash portion of other Merger Consideration.

(b) At the Closing, (i) the Acquiror will have an adequate amount of authorized shares of Acquiror Common Stock to effect the issuance to the applicable Company Securityholders of the shares of Acquiror Common Stock in accordance with this Agreement and (ii) all of the Acquiror Common Stock (A) will be duly authorized, validly issued, fully paid and nonassessable, (B) will be issued in compliance with applicable securities Laws or exemptions therefrom, (C) will not be subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right or any similar right, and (D) will be free of all liens, other than restrictions imposed under applicable securities Laws.

Section 4.6 Brokers. Except for Cowen and Company, LLC, the fees of which will be paid by the Acquiror, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Acquiror or the Merger Subs.

Section 4.7 Acquiror SEC Filings. The Acquiror has filed all forms, reports, statements and documents (including all exhibits, schedules and annexes thereto) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since the date that is twelve (12) months prior to the Closing Date, including any amendments or supplements thereto (collectively, the “Acquiror SEC Reports”). As of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) none of the Acquiror SEC Reports contained at the time of filing, and prior to the Closing Date (and, if amended or superseded by a filing prior to the Closing Date, then on the date of such filing) will contain, any untrue statement of a material fact or omitted (or will have omitted) to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and all of the Acquiror SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be. Since the date of the last Acquiror SEC Report, there has not been the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which resulted in, or would reasonably be likely to result in, a material adverse effect with respect to the Acquiror. The financial statements (including any related notes) contained in Acquiror SEC Reports (collectively, the “Acquiror Financial Statements”) (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto and (ii) were prepared in accordance with GAAP, consistently applied, and present fairly in all material respects the consolidated financial position and results of operations of the Acquiror and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to the absence of footnote disclosures and other presentation items and changes resulting from normal year-end adjustments. To the Acquiror’s knowledge, none of the Acquiror SEC Reports is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquiror or any of its Subsidiaries.

Section 4.8 Exchange Act and Other Compliance. The Acquiror Common Stock is registered pursuant to Section 12(b) of the Exchange Act and listed on Nasdaq. The issuance of the shares of Acquiror Common Stock under this Agreement does not require stockholder approval or consent of the Acquiror, including, without limitation, pursuant to the rules and regulations of Nasdaq (including, for the avoidance of doubt, Nasdaq Listing Rule 5635).

Section 4.9 R&W Insurance Policy. The Acquiror has entered into the R&W Insurance Policy, a true, correct and complete copy of which is attached hereto as Exhibit I.

Section 4.10 Tax Matters.

(a) Merger Sub I is treated as a corporation for U.S. federal income tax purposes and will be so treated through the Closing Date. Merger Sub II is treated as a disregarded entity for U.S. federal income tax purposes and will be so treated through the Closing Date.

(b) Merger Sub I and Merger Sub II were formed solely for the purpose of engaging in the transactions contemplated by this Agreement, have engaged in no other business activities and have conducted their operations only as contemplated by this Agreement.

(c) Neither the Acquiror, Merger Sub I, nor Merger Sub II has taken or agreed to take any action, or has knowledge of any fact or circumstances, that would reasonably be expected to prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

Article V
COVENANTS

Section 5.1 Conduct of Business Prior to the Closing. Between the date of this Agreement and the Closing Date, except as set forth on Schedule 5.1 hereto or unless the Acquiror shall otherwise consent in advance in writing, the business of the Company shall be conducted only in the Ordinary Course of Business; and the Company shall (i) preserve substantially intact the business organization and assets of the Company; (ii) keep available the services of the current officers, employees and consultants of the Company; (iii) preserve the current relationships of the Company with customers, suppliers and other persons with which the Company has significant business relations; and (iv) keep and maintain the assets and properties of the Company in good repair and normal operating condition, wear and tear excepted. By way of amplification and not limitation, between the date of this Agreement and the Closing Date, the Company shall not do, or propose to do, directly or indirectly, any of the following without the prior written consent of the Acquiror:

(a) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (i) any shares of capital stock of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other ownership interest in the Company or (ii) any properties or assets of the Company, other than sales or transfers of inventory in the Ordinary Course of Business;

(c) declare, set aside, make or pay any non-cash dividend or other distribution on or with respect to any of its capital stock or other equity or ownership interest;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity or ownership interest or make any other change with respect to its capital structure;

(e) acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar Contract or arrangement;

(f)   except for the Mergers, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company, or otherwise alter the Company’s corporate structure;

(g) incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances (other than advances to directors, officers or employees for routine business expenses in accordance with Company policies), except in the Ordinary Course of Business; provided, that in no event shall the Company (i) incur, assume or guarantee any long-term Indebtedness for borrowed money or (ii) make any optional repayment of any Indebtedness for borrowed money;

(h) other than in the Ordinary Course of Business (or with respect to the Company amending or terminating those Material Contracts so required to be amended or terminated as a closing condition as set forth in Section 7.3), amend, waive, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company’s rights thereunder or enter into any Contract that would be a Material Contract;

(i) authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $50,000 or capital expenditures that are, in the aggregate, in excess of $150,000 for the Company taken as a whole;

(j) enter into any lease of real or personal property or any renewals thereof involving a term of more than one year or rental obligation exceeding $100,000 per year in any single case;

(k) (A) make any change in the compensation or benefits payable to any of its current or former directors, officers, employees or other individual service providers, other than as required by the terms of this Agreement or any Plan existing on the date hereof that is listed on Schedule 3.10 of the Disclosure Schedules, (B) hire any new employees or engage any new individual (non-entity) independent contractors, (C) except as required pursuant to this Agreement, enter into or adopt any new, or increase compensation or benefits under or renew, amend or terminate any existing Plan (or any arrangement that would be a Plan if in effect on the date hereof) or any collective bargaining agreement, (D) take any action to cause to accelerate the payment, funding, right to payment or vesting of any compensation or benefits (except as required pursuant to this Agreement), (E)  terminate the employment or services of any employee or individual independent contractor of the Company with an annual compensation of more than $100,000, or (F) grant or announce any equity-based incentive awards;

(l) enter into any Material Contract with any Related Party of the Company other than such Contract contemplated by this Agreement or in the Ordinary Course of Business;

(m)  make any change in any method of accounting or accounting practice or policy, except as required by GAAP;

(n) (i) make (other than in the Ordinary Course of Business consistent with past practice), revoke or modify any material Tax election, settle or compromise any material Tax liability or file any income or other material Return other than on a basis consistent with past practice, (ii) adopt or change any Tax accounting methods or practices, except as required by a concurrent change in applicable Law, (iii) settle or compromise any Tax liability, (iv) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than any automatic extension of the due date of a Return), (v) file any amended Return, (vi) surrender any right to claim a refund, offset or other reduction in Tax liability, (vii) file or cause to be filed any U.S. federal, state or non-U.S. income Return or any other material Return other than in the Ordinary Course of Business consistent with past practice or unless otherwise required by applicable Law, (viii) grant any power of attorney with respect to Taxes, (ix) settle or compromise any claims, audits or proceedings relating to Taxes, (x) enter into any Tax allocation, Tax sharing, Tax receivable, or Tax indemnity agreement, or any closing or other agreement relating to Taxes (other than a Customary Agreement) or (xi) fail to pay income or other material Taxes when due;

(o) pay, discharge or satisfy any claim, Liability, other than the payment, discharge or satisfaction, in the Ordinary Course of Business, of liabilities reflected or reserved against on the Balance Sheet or subsequently incurred in the Ordinary Course of Business;

(p) permit the lapse of any existing policy of insurance relating to the business or assets of the Company;

(q) permit the lapse of any material right relating to Intellectual Property or any other intangible asset used in the business of the Company;

(r) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the Ordinary Course of Business;

(s)  commence or settle any material Action;

(t) take any action, or intentionally fail to take any action, that would cause any representation or warranty made by the Company in this Agreement or any Ancillary Agreement to be materially untrue or result in a material breach of any covenant made by the Company in this Agreement or any Ancillary Agreement, or that has or would reasonably be expected to have a Material Adverse Effect; or

(u) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing (except as required pursuant to this Agreement).

Section 5.2 Access to Information. From the date hereof through the Closing Date, the Company shall afford the Acquiror and its Representatives complete access (including for inspection and copying) at all reasonable times to the Representatives, properties, offices, plants and other facilities, books and records of the Company, and shall furnish the Acquiror with such financial, operating and other data and information as the Acquiror may reasonably request. Any access to any Company properties or facilities shall be subject to the Company’s reasonable security measures and the applicable requirements of the Company Leases and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments.

Section 5.3 Exclusivity. The Company agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the Company shall not, and shall take all action necessary to ensure that none of its Affiliates and Representatives shall, directly or indirectly (a) solicit, initiate, consider, encourage or accept any proposal or offer that constitutes an Acquisition Proposal or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage the submission of, any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Company shall notify the Acquiror promptly, but in any event within 24 hours, orally and in writing if any such Acquisition Proposal, or any inquiry or other contact with any Person with respect thereto, is made. Any such notice to the Acquiror shall indicate in reasonable detail the identity of the Person making such Acquisition Proposal, inquiry or other contact and the terms and conditions of such Acquisition Proposal, inquiry or other contact. The Company shall not release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party, without the prior written consent of the Acquiror. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the Merger): (i) any direct or indirect acquisition or purchase of all or any portion of the capital stock or other equity or ownership interest of the Company or assets of the Company (other than inventory to be sold in the Ordinary Course of Business), (ii) any merger, consolidation or other business combination relating to the Company or (iii) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Company.

Section 5.4 Stockholder Written Consent. Within 24 hours after the execution of this Agreement, the Company shall deliver to the Acquiror the Stockholder Written Consent, executed by the holders of not less than eighty-two percent (82%) of the Shares outstanding as of the date of this Agreement.

Section 5.5 Takeover Statutes. If any state takeover statute or similar Law shall become applicable to the transactions contemplated by this Agreement or the Ancillary Agreements, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby or thereby may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise act to eliminate the effects of such statute or regulation on the transactions contemplated hereby or thereby.

Section 5.6 Equity Plan. Prior to the First Effective Time, the Company shall take all actions reasonably necessary to ensure that (a) the Equity Plan or any other equity-based plans of the Company shall terminate as of the First Effective Time, contingent upon the effectiveness of the Merger, (b) after the First Effective Time, the Company is not bound by any Option or other equity-based right that would entitle any Person, other than the Acquiror or its Affiliates, to beneficially own, or receive any payments other than as contemplated by Section 2.10 in respect of, any capital stock of the Company, the Surviving Company or any of their Subsidiaries.

Section 5.7 Confidentiality. Each of the parties (other than the Securityholder Representative) shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of any other party to this Agreement in connection with the transactions contemplated hereby pursuant to the terms of that certain Non-Disclosure Agreement, dated as of January 26, 2021, by and between the Acquiror and the Company (as amended, the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. The Securityholder Representative hereby agrees to hold, and to cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of any other party to this Agreement in connection with the transactions contemplated hereby (including, for the avoidance of doubt, any information provided to the Securityholder Representative pursuant to Section 2.16). Notwithstanding the foregoing, (i) the Securityholder Representative shall expressly have the right to disclose and use any such documents and/or information referenced in the first sentence of this Section 5.7 to enforce the rights of the Company Securityholders under this Agreement and (ii) following the Closing, the Securityholder Representative shall be permitted to disclose information as required by Law or to its Representatives and to the Company Securityholders, in each case who need to know such information, provided that such Persons are subject to confidentiality obligations with respect thereto.

Section 5.8 Commercially Reasonable Efforts; Further Assurances.

(a) Each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements as promptly as practicable, including to (i) obtain from Governmental Authorities and other Persons all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, (ii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under any applicable Law and (iii) have vacated, lifted, reversed or overturned any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) that is in effect and that enjoins, restrains, conditions, makes illegal or otherwise restricts or prohibits the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements. In furtherance and not in limitation of the foregoing, the Company shall permit the Acquiror reasonably to participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement, the Merger or the other transactions contemplated hereby, and the Company shall not settle or compromise any such claim, suit or cause of action without the Acquiror’s written consent, not to be unreasonably withheld, conditioned or delayed.

(b) The Company shall give promptly such notice to Third Parties and obtain consents as required by the Required Consents (as defined below). The Acquiror shall cooperate with and assist the Company in giving such notices and obtaining such consents; provided, however, that (i) the Acquiror shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or consent to any change in the terms of any agreement or arrangement that the Acquiror in its sole discretion may deem adverse to the interests of the Acquiror or the Company and (ii) such cooperation shall not include any requirement of the Company, the Company Securityholders or any of its or their Affiliates to expend money, to induce a Third Party to grant a consent, to commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third Person.

(c) Prior to the Closing, the Company shall cooperate with Acquiror, upon the request of Acquiror, in any reasonable manner in connection with Acquiror obtaining any such consents and waivers; provided, that such cooperation shall not include any requirement of the Company or any of its Affiliates to expend money, to induce a Third Party to grant a consent, to commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third Person.

(d) Notwithstanding anything herein to the contrary, the Acquiror shall not be required by this Section 5.8 to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (i) require the divestiture of any assets of the Acquiror, the Company or any of their respective Affiliates or (ii) limit the Acquiror’s freedom of action with respect to, or its ability to consolidate and control, the Company or any of its assets or businesses or any of the Acquiror’s or its Affiliates’ other assets or businesses.

Section 5.9 Termination of Indebtedness. The Company shall negotiate debt payoff letters for all Payoff Indebtedness. The Company shall deliver all notices and take all other actions reasonably requested by the Acquiror to facilitate the termination of all Contracts relating to Payoff Indebtedness and all interest rate swap or other hedging agreements, the termination of the commitments provided thereunder, the repayment in full of all obligations then outstanding thereunder (using funds provided by the Acquiror) and the release of all Encumbrances in connection therewith on the Closing Date; provided, however, that in no event shall this Section 5.9 require the Company to cause the termination of any Contracts relating to Payoff Indebtedness or any interest rate swap or other hedging agreements other than as part of the Closing.

Section 5.10 Public Announcements. On and after the date hereof and through the Closing Date, the parties (and with respect to the Securityholder Representative, only after the Closing) shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and none of the parties shall issue any press release or make any public statement prior to obtaining the other parties’ written approval, which approval shall not be unreasonably withheld, conditioned or delayed, except that no such approval shall be necessary to the extent disclosure may be required by applicable securities Law or Nasdaq. Notwithstanding anything to the contrary stated herein, following the Closing and after the public announcement of the Merger, the Securityholder Representative shall be permitted to announce that it has been engaged to serve as the Securityholder Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof.

Section 5.11  Indemnification of Directors and Officers of the Company.

(a) For six (6) years after the Closing, the Acquiror will fulfill and honor, and will cause the Surviving Company to fulfill and honor, in all respects, the obligations of the Company, as in effect on the Agreement Date, pursuant to the indemnification and advancement provisions of the Company’s certificate of incorporation and bylaws in effect as of the Agreement Date and the obligations of the Company pursuant to any indemnification agreements among the Company and the current and former directors and officers of the Company (the “D&O Indemnified Persons”) that are in effect as of the Agreement Date (and such provisions shall be set forth in the limited liability company agreement of the Surviving Company), with respect to claims arising out of matters existing or occurring at or prior to the Closing and which are asserted after the Closing. Any claims for indemnification made under this Section 5.11 on or prior to the sixth (6th) anniversary of the Closing shall survive such anniversary until the resolution thereof.

(b) In connection with the Closing, the Company shall, at its own expense, purchase a six (6)-year directors’ and officers’ “tail” insurance policy, in the coverage and amounts, and on the terms and conditions, of the current policies of directors’ and officers’ liability (and fiduciary) insurance maintained by or on behalf of the Company as of the Agreement Date (the “D&O Tail”), that provides coverage for acts or omissions of the D&O Indemnified Persons occurring at or prior to the Closing. The premium for the D&O Tail shall be paid at the Closing. From and after the Closing, the Acquiror shall (and shall cause the Surviving Company and any other Subsidiaries to) not cancel (or permit to be cancelled) or take (or cause to be taken) any action or omission that would reasonably be expected to result in the cancellation of the D&O Tail.

(c) This Section 5.11 is intended to be for the benefit of, and shall be enforceable by, the D&O Indemnified Persons and their heirs and personal Representatives and shall be binding on the Acquiror and the Surviving Company and their successors and assigns.

(d) If the Acquiror, the Surviving Company or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Acquiror or the Surviving Company, as the case may be, shall assume the obligations (in writing and in connection with the closing of such applicable transaction) set forth in this Section 5.11. Without limiting the foregoing, by virtue of the execution of this Agreement, the Surviving Company expressly assumes, and agrees to be bound by the terms of, all indemnification agreements among the Company and the current and former directors and officers of the Company that are in effect as of the Agreement Date.

Section 5.12  Termination of 401(k) Plan. The Company shall (or shall cause the applicable plan sponsor to), at least one (1) Business Day prior to the Closing Date, (i) adopt written resolutions (or take other reasonably necessary or appropriate action(s)) to terminate, the Palamedrix, Inc. 401(k) Plan and any other Plan that is intended to qualify under Section 401(a) of the Code with a cash or deferred arrangement described in Section 401(k) of the Code (collectively, the “401(k) Plans”) in compliance with its terms and the requirements of applicable Law and (ii) one hundred percent (100%) vest all participants under the 401(k) Plans, such termination, contribution and vesting to be effective no later than the Business Day preceding the Closing Date.

Section 5.13  Registration of Acquiror Common Stock.

(a) The Acquiror shall prepare, and, as soon as practicable, but in no event later than sixty (60) days after the Closing Date, file with the SEC a registration statement under the Securities Act in the appropriate form (the “Registration Statement”) covering the resale of (i) the Upfront Stock Consideration and (ii) the Milestone Consideration in the form of shares of Acquiror Common Stock, with the number of such shares of Acquiror Common Stock in respect of the Milestone Consideration being registered for resale under the Registration Statement to be reasonably estimated, and agreed to, by the Company and the Securityholder Representative (the “Estimated Milestone Shares”).

(b) The Company shall use its reasonable best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the date which shall be either: (i) in the event that the SEC does not review the Registration Statement, ninety (90) days after the Closing Date, or (ii) in the event that the SEC reviews the Registration Statement, one hundred and twenty (120) days after the Closing Date (but in any event, no later than five Business Days following the date that the SEC indicates that it has no further comments on the Registration Statement).

(c) After the Registration Statement has been declared effective by the SEC, the Acquiror shall use its reasonable best efforts to keep the Registration Statement continuously effective until the date that all shares of Acquiror Common Stock covered by the Registration Statement are sold or are able to be sold by the holders thereof by relying on Rule 144 under the Securities Act without any restriction. Without limiting the foregoing, the Acquiror shall (i) prepare and file with the SEC such amendments to the Registration Statement and amendments or supplements to the prospectus used in connection therewith as may be reasonably necessary to comply with the provisions of the Securities Act with respect to the sale or other disposition of all shares of Acquiror Common Stock covered by the Registration Statement and (ii) register or qualify all shares of Acquiror Common Stock covered by the Registration Statement under the applicable state securities or blue sky laws. Without limiting the foregoing, if the actual number of shares of Acquiror Common Stock issued or issuable in respect of Milestone Consideration is greater than the Estimated Milestone Shares, then the Acquiror shall file a post-effective amendment to the Registration Statement to cover such additional shares of Acquiror Common Stock and use its reasonable best efforts to have such post-effective amendment declared effective as soon as practicable.

(d) The Acquiror will pay all expenses associated with the Registration Statement and any amendments or supplements thereto, and any actions or filings necessary to maintain the effectiveness of the Registration Statement, including filing and printing fees, the fees and expenses of the Acquiror’s counsel and accounting fees and expenses, costs associated with clearing the shares of Acquiror Common Stock covered by the Registration Statement for sale under applicable state securities laws and listing fees, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals with respect to the shares of Acquiror Common Stock being sold.

(e) The Acquiror covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act in accordance with the requirements of the Securities Act and the Exchange Act and any similar rule or regulation hereafter adopted by the SEC. After the Registration Statement is declared effective, the Acquiror agrees, at its sole expense, to cause its legal counsel to provide a legal opinion to the Acquiror’s transfer agent that is in form and substance sufficient for such transfer agent to remove all applicable legends in connection with, and to otherwise facilitate, the sale of all shares of Acquiror Common Stock issued as Merger Consideration.

(f)   The Acquiror shall indemnify and hold harmless the Securityholder Indemnified Parties from and against any Losses to which any Securityholder Indemnified Party may become subject (under the Securities Act or otherwise) to the extent such Losses arise out of, directly or indirectly, any untrue statement of a material fact contained in the Registration Statement or any other document filed in accordance with this Section 5.13, or any omission to state therein a fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Acquiror will not be liable in any such case to the extent that any such Losses arise out of, directly or indirectly, any untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Acquiror by or on behalf of any Company Securityholder specifically for use in the preparation of the Registration Statement. The procedures set forth in Article VIII shall apply to any claim for indemnification made pursuant to this Section, mutatis mutandis.

(g) The Company Securityholders shall be express and intended third party beneficiaries of this Section 5.13 and shall have the express and intended right to enforce their rights under this Section 5.13.

Section 5.14 Listing of Additional Shares Application. At or prior to the Closing, the Acquiror will provide to the Company a copy of the filed Listing of Additional Shares application for the listing of the Upfront Stock Consideration on Nasdaq. In addition, in connection with the issuance of all shares of Acquiror Common Stock in respect of any Milestone Consideration, the Acquiror will, promptly following the achievement of such applicable Milestone, file a Listing of Additional Shares application with Nasdaq to cover the listing of such shares of Acquiror Common Stock on Nasdaq and will provide the Securityholder Representative with a copy of such filing promptly following such filing.

Section 5.15 Continuing Employees.

(a) Effective from and after the Closing Date and for a period of one (1) year thereafter, the Acquiror will, or will cause the Surviving Company to, with respect to employees of the Company and its Affiliates who remain employed by the Acquiror, the Surviving Company or its Affiliates as of immediately following the Closing Date (the “Continuing Employees”) (i) maintain base salary levels for the Continuing Employees at levels at least equal to the base salary levels in place immediately prior to the Closing; (ii) provide target annual cash incentive compensation opportunities and commission opportunities for the Continuing Employees that are no less favorable in the aggregate than the target annual cash incentive compensation opportunities and commission opportunities in place immediately prior to the Closing; and (iii) provide the Continuing Employees (and their eligible dependents, as applicable) with eligibility for benefits (other than severance and equity-based benefits) that are no less favorable in the aggregate to the benefits (excluding severance and equity-based benefits) in effect at the Company or its Affiliates as of immediately prior to the Closing; provided, however, that nothing in the preceding or any other provision of this Agreement will obligate Acquiror to continue the employment of any employee after the Closing for any period of time or to continue any specific Plan.

(b) To the extent that a Plan or a comparable employee benefit plan of the Acquiror or an Affiliate of the Acquiror (the “Comparable Plan”) is made available to any Continuing Employee at or after the Closing, the Acquiror will (and the Acquiror will cause the Surviving Company to) use commercially reasonable efforts to cause to be granted to such Continuing Employee credit for all service with the Company or any Affiliate (and their respective predecessors) prior to the Closing for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual, but excluding for purposes of any defined benefit pension plan or vesting of any equity or incentive compensation), except that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, the Acquiror shall, or shall cause the Surviving Company to, use commercially reasonable efforts to: (i) waive for each Continuing Employee any waiting period or other restriction that would prevent immediate participation in any and all employee benefit plans sponsored by the Acquiror or the Affiliate employing the Continuing Employee, as applicable (other than the Plans) (such plans, the “New Plans”) to the extent that coverage pursuant to any New Plan replaces coverage pursuant to a Comparable Plan in which such Continuing Employee participates or is eligible to participate as of immediately before the Closing (such plans, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability or other welfare benefits to any Continuing Employee, waive all waiting periods, pre-existing conditions or limitations, physical examination requirements, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date that such Continuing Employee’s participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, co-payments, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off that a Continuing Employee has accrued on account of the period as of the Closing Date but has not used as of immediately prior to the Closing will be credited to such Continuing Employee following the Closing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, neither this Section 5.15(c) nor any provisions of this Agreement relating to Plans will be deemed to (i) guarantee employment for any period of time for, or preclude the ability of the Acquiror, the Company or any of their respective Affiliates to terminate, any Continuing Employee for any reason; (ii) require the Acquiror, the Company or any of their respective Affiliates to continue any Plan or prevent the amendment, modification or termination thereof after the Closing; (iii) create any third party beneficiary rights in any Person; or (iv) be construed as an amendment or other modification of a Plan or any other employee benefit plan.

Section 5.16 R&W Insurance Policy. From and after the Closing, the Acquiror shall use commercially reasonable efforts to maintain in full force and effect the R&W Insurance Policy.

Section 5.17 280G Cooperation. Prior to the Closing Date, the Company shall (i) solicit and obtain from each “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) who has the right to receive any payments or benefits that could reasonably be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A) of the Code and the regulations thereunder) (the “Section 280G Payments”) a waiver of such disqualified individual’s rights to some or all of such payments or benefits so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) and (ii) submit to the Stockholders for approval, in a manner consistent with the requirements of Section 280G(b)(5)(B) of the Code, the receipt by such disqualified individuals of some or all of such Section 280G Payments so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder) (subsection (i) and (ii) collectively, the “Section 280G Vote”). At least two (2) Business Days before taking such actions, the Company shall deliver to Acquiror for review and comment (which the Company will consider in good faith) copies of any documents or agreements necessary to effect the Section 280G Vote, including, but not limited to, customary parachute payment calculations prepared by the Company’s legal counsel, accountants or tax advisors, any shareholder consent form, disclosure statement, or waiver, and the Company shall consider in good faith all comments received from Acquiror on such documents or agreements. Prior to the Closing Date, the Company shall provide proof reasonably satisfactory to Acquiror that (a) shareholder approval was obtained, and the Section 280G Payments may be paid or provided, as applicable, or (b) shareholder approval was not obtained, and the Section 280G Payments will not be paid or provided, as applicable.

Section 5.18   Bring-Down of Air-Gapped Data Backups. The Company shall reasonably cooperate with the Acquiror to update the Air-Gapped Data Backups to a date that is no earlier than six (6) days prior to the Closing Date.

Article VI

 TAX MATTERS

Section 6.1 Returns.

(a) Pre-Closing Tax Periods. The Acquiror shall prepare, or cause to be prepared, all Returns (including amended Returns) of the Company for all taxable periods ending on or prior to the Closing Date (each, a “Pre-Closing Tax Period”) that have not been filed as of the Closing Date. Any such Returns prepared for any taxable period ending on or prior to the Closing Date shall be prepared in a manner consistent with past practices of the Company (except as required by applicable Law) and, for the avoidance of doubt, the Acquiror shall cause the Company to claim any available Section 41 Credit to the extent permitted by applicable Law (at a “more likely than not” or higher level of comfort). No later than thirty (30) days in the case of income Returns, and fifteen (15) days in the case of non-income Returns prior to the due date, including extensions, for any such Return, the Acquiror shall provide to the Securityholder Representative a copy of such Returns for its review, but only to the extent that the Stockholders are liable for Taxes reflected on such Return pursuant to this Agreement; provided, that if any such income Return is due less than thirty (30) days (or less than fifteen (15) days in the case of a non-income Return) after the Closing Date, then the Acquiror shall deliver a draft of such Return as soon as practicable after the Closing Date. The Securityholder Representative shall have the right to review and provide reasonable comments on such Returns during the twenty (20) days (or ten (10) days in the case of non-income tax Returns) following the receipt of such Returns (or a shorter period taking into account the due date for filing such Returns) and the Acquiror shall incorporate therein such changes, if any, as the Acquiror reasonably determines are required by applicable Law. The Acquiror shall file or cause to be filed such Returns on or before the due date for filing (or as soon as reasonably practicable thereafter in the case of such Returns that are past due for filing) and, not later than two (2) Business Days prior to the due date for filing such Returns, the Acquiror and the Securityholder Representative shall deliver joint written instructions to the Escrow Agent to release an amount equal to any Pre-Closing Taxes shown as due and payable with respect to such Returns for which the Acquiror would be entitled to indemnification pursuant to Section 8.2(e) from the Indemnity Escrow Fund.

(b) Straddle Periods. In the case of any Straddle Period, the Acquiror shall, at its own expense, prepare and file, or cause to be prepared and filed, all Returns (including amended Returns) of the Company with respect to such periods. Such Returns (including any amended Returns) shall be prepared in a manner consistent with past practices of the Company (except as required by Law). Not less than thirty (30) days in the case of income Returns, to the extent reasonably practicable, and fifteen (15) days for other Returns, prior to the due date for any such Return, the Acquiror will provide to the Securityholder Representative a copy of such Returns. No later than two (2) Business Days prior to the due date for filing such Returns, the Acquiror and the Securityholder Representative shall deliver joint written instructions to the Escrow Agent to release an amount equal to any Pre-Closing Taxes shown as due and payable with respect to such Returns for which the Acquiror would be entitled to indemnification pursuant to Section 8.2(e) from the Indemnity Escrow Fund.

(c) Liability for Taxes in Straddle Periods. For purposes of apportioning liability for Taxes in connection with any Straddle Period: (i) in the case of Taxes other than those set forth in Section 6.1(c)(ii), the amount of any such Taxes allocable to the portion of the taxable period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date and for such purpose the Tax period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time; provided, however, that exemptions, allowances and deductions relating to the foregoing items that are calculated on an annual basis will be allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period beginning after the Closing Date in proportion to the number of days in each such portion of the Straddle Period and (ii) in the case of any Taxes imposed on a periodic basis (e.g., any real property, personal property or similar ad valorem Taxes), the amount of such Taxes allocable to the portion of the taxable period ending on the Closing Date shall be the product of (A) the amount of such Taxes for the entire period and (B) a fraction, the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period, other than for property placed in service after the Closing Date.

(d) Disputes. The Securityholder Representative and the Acquiror shall consult with each other and attempt in good faith to resolve any issues arising as a result of any Returns described in this Section 6.1 and, if they are unable to do so, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Returns) by the Independent Accounting Firm. Upon resolution of all such items, the relevant Return shall be timely filed on that basis. The costs, fees and expenses of the Independent Accounting Firm shall be borne equally by the Acquiror, on the one hand, and the Securityholder Representative, on the other hand (on behalf of the Company Securityholders (except the holders of Second Tranche SAFEs)). If any dispute with respect to a Return is not resolved prior to the due date of such Return, such Return shall be filed in the manner which the party responsible for preparing such Return deems correct, without prejudice to the other party’s rights and obligations under this Section 6.1(d).

Section 6.2 Conduct and Notice of Audits.

(a) Notice. If an audit is commenced, an adjustment is proposed or any other claim is made by any Governmental Authority with respect to a Tax liability for any tax period ending on or before the Closing Date or for any Straddle Period for which Company Securityholders (except the holders of Second Tranche SAFEs) are liable or responsible under this Agreement (a “Tax Contest”), then the Acquiror or the Company shall promptly notify the Securityholder Representative of such Tax Contest; provided, however, that failure to give such notice shall not affect the Company Securityholders’ (except the holders of Second Tranche SAFEs) indemnification obligations unless (and solely to the extent) the Company Securityholders (except the holders of Second Tranche SAFEs) are actually and materially prejudiced thereby.

(b) Conduct. The Acquiror shall have control over the conduct of such Tax Contests and any related proceeding with respect to such adjustment or claim; provided, however, that in any such Tax Contest or other proceeding regarding any such adjustment, claim or dispute: (i) the Acquiror shall keep the Securityholder Representative informed and consult in good faith with the Acquiror and its tax advisors with respect to any material issue relating to such Tax Contest (and the Securityholder Representative will be permitted to attend meetings with tax authorities); (ii) the Acquiror shall timely provide the Securityholder Representative with copies of all material correspondence, notices and other written materials received from any taxing authorities; and (iii) there shall be no settlement, resolution, or closing or other agreement with respect thereto without the consent of the Securityholder Representative, which consent will not be unreasonably withheld, conditioned or delayed.

Section 6.3 Refunds. The Acquiror shall cause the Company to pay to the Exchange Agent (on behalf of the Company Securityholders (except the holders of Second Tranche SAFEs)) any and all refunds (in the form of a cash refund or in the form of a credit against Taxes actually payable) of Taxes (including interest thereon) received after the Closing Date with respect to, or attributable to, periods ending on or before the Closing Date, except to the extent such refund (i) arises as the result of a carryback of a loss or other Tax benefit from a period beginning after the Closing Date or (ii) is included as an asset in the calculation of the Net Working Capital. The Acquiror shall pay over to the Exchange Agent (for further distribution to the Company Securityholders (except the holders of Second Tranche SAFEs)) any such Tax refund or Section 41 Benefit (as defined below) (net of (x) any Taxes of the Acquiror or the Company attributable to such refund or credit, (y) any expenses incurred in obtaining such amounts or (z) Losses actually determined to be owed by the Company Securityholders to the Acquiror pursuant to Article VIII) within thirty (30) days after receipt of such refund in cash or entitlement to such credit. Without limiting the generality of the foregoing, the Company Securityholders (except the holders of Second Tranche SAFEs) shall be entitled to receive an amount equal to the cash Tax savings realized by the Acquiror or its Affiliates (including the Surviving Company) (the “Section 41 Benefit”) as a result of the Qualified Small Business Payroll Tax Credit for Increasing Research Activities (“Section 41 Credit”) generated in any Pre-Closing Tax Period (whether or not such Section 41 Credit is applied prior to the Closing Date) after the Closing Date, calculated on a “with and without” basis (i.e., by treating any Section 41 Credits as the last deductions or credits taken on any Return). Schedule 6.3 hereto sets forth the amount of the Section 41 Credit applied for and pending as of the date of this Agreement. If any amount paid to the Company Securityholders (except the holders of Second Tranche SAFEs) pursuant to this Section 6.3 is subsequently challenged successfully by any Governmental Authority, the Company Securityholders (except the holders of Second Tranche SAFEs) shall repay to Acquiror such amount (together with any interest and penalties assessed by such Governmental Authority in respect of such amount). Such repayment obligation shall survive until the date that is ninety (90) days after the expiration of the applicable statute of limitations with respect to the collection by the applicable Governmental Authority or other Person of the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof).

Section 6.4 Transfer Taxes. The Acquiror on the one hand, and the Company Securityholders (except the holders of Second Tranche SAFEs) on the other hand, will each pay, or cause to be paid, fifty percent (50%) of any stamp tax, real property transfer tax, stock transfer tax, or other similar Tax imposed on the Company as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”). For the avoidance of doubt, Transfer Taxes shall not include any Taxes based on income or any withholding Taxes. The party customarily responsible under applicable Law shall file all necessary Returns with respect to Transfer Taxes and the non-preparing party shall cooperate in the filing of any such Returns, including promptly supplying any information in its possession that is reasonably necessary to complete such Returns, duly and properly preparing, executing, and filing any certificates or other documents required to be filed in connection with such Transfer Taxes and paying amounts due under this Section 6.4.

Section 6.5 Tax Treatment.

(a) Intended Tax Treatment. For U.S. federal income Tax purposes, (i) the parties intend that the First Merger and the Second Merger, taken together, qualify for the Intended Tax Treatment, and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which the Acquiror, Merger Subs and the Company are parties under Section 368(b) of the Code. The parties shall treat and shall not take any tax reporting position (including during the course of any audit, litigation or other proceeding with respect to Taxes) inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b) Reasonable Best Efforts. The parties shall (and shall cause their Affiliates to) use their respective reasonable best efforts to cause the transactions contemplated by this Agreement to qualify, and will not take any action or cause any action to be taken, or fail to take or cause to be taken, any action, which action or failure to act would reasonably be expected to prevent such transactions from qualifying for the Intended Tax Treatment.

(c) 83(b) Elections. Each of the Founders shall (i) file an election under Section 83(b) of the Code with respect to the Upfront Stock Consideration received with the IRS within thirty (30) days of the Closing Date and (ii) provide the Acquiror a copy of such election within three (3) days after the filing thereof.

Section 6.6 Cooperation on Tax Matters. Each of the Acquiror, its Affiliates and the Securityholder Representative agree (A) to retain all books and records of the Company in its possession with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods and (B) to give the other party reasonable written notice before transferring, destroying or discarding any books and records and, if the other party so requests, allow such other party to take possession of the books and records.

Section 6.7 Post-Closing Actions. From and after the Closing, the Acquiror and its Affiliates shall not, and shall not cause or permit the Company to (i) amend or re-file any Return of the Company with respect to any Pre-Closing Tax Period (except as expressly contemplated by this Article VI) or initiate any voluntary disclosure agreement, engage in any voluntary compliance procedures or make any other similar voluntary contact with any Governmental Authority with respect to any Taxes or Returns of the Company for any Pre-Closing Tax Period, (ii) make any Tax election with respect to the Company that has retroactive effect for any Pre-Closing Tax Period, including any election under Section 338 of the Code or any corresponding or similar provisions of the Code or any state, local or non-U.S. Tax Law, or (iii) waive or extend the period applicable to any claim or assessment of Taxes or Returns of the Company for any Pre-Closing Tax Period (other than any automatic extension of the due date of a Return), in each case without the prior written consent of the Securityholder Representative, which consent will not be unreasonably withheld, conditioned or delayed, if any such action would reasonably be expected to give rise to an indemnity payment pursuant to this Agreement.

Article VII

CONDITIONS TO CLOSING

Section 7.1 General Conditions. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):

(a) No Injunction or Prohibition. No Action shall have been taken, or any statute, rule, regulation or order shall have been enacted or deemed applicable to the transactions contemplated by this Agreement or the Ancillary Agreements, and no temporary or permanent restraining order or preliminary or permanent injunction or other order shall have been issued by, any Governmental Authority, that would prohibit the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement.

(b) Certain Ancillary Agreements(c). The Founder Offer Letters, Founder Side Letters, and Restrictive Covenant Agreements, executed by each of the Founders concurrently with this Agreement shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto.

Section 7.2 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:

(a) Representations, Warranties and Covenants. All representations and warranties of the Acquiror and the Merger Subs (other than the Fundamental Representations made by the Acquiror and the Merger Subs) contained in this Agreement, the Ancillary Agreements to which the Acquiror and/or the Merger Subs is a party and any schedule, certificate or other instrument delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) at and as of the Closing Date as though made at and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) as of such specified date. The Fundamental Representations made by the Acquiror and the Merger Subs shall be true and correct both when made and as of the Closing Date, or in the case of Fundamental Representations made by the Acquiror and the Merger Subs that are made as of a specified date, such Fundamental Representations made by the Acquiror and the Merger Subs shall be true and correct as of such specified date. The Acquiror and the Merger Subs shall have in all material respects performed all obligations and agreements and complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by them prior to or at the Closing. The Company shall have received from each of the Acquiror and the Merger Subs a certificate to the effect set forth in this Section 7.2(a), signed by a duly authorized officer of each of the Acquiror and the Merger Subs.

(b) Certain Ancillary Agreements. The Company shall have received an executed counterpart of the Escrow Agreement signed by each party other than the Company.

Section 7.3 Conditions to Obligations of the Acquiror and the Merger Subs. The obligations of the Acquiror and the Merger Subs to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Acquiror in its sole discretion:

(a) Representations, Warranties and Covenants. All representations and warranties of the Company (other than the Fundamental Representations made by the Company) contained in this Agreement, the Ancillary Agreements to which the Company is a party and any schedule, certificate or other instrument delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Closing Date as though made at and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct as of such specified date. The Fundamental Representations made by the Company shall be true and correct both when made and as of the Closing Date, or in the case of Fundamental Representations made by the Company that are made as of a specified date, such Fundamental Representations made by the Company shall be true and correct as of such specified date, except that, with respect to the Fundamental Representation made by the Company in Section 3.4, such representations and warranties shall be true and correct as of the Closing Date (or as of a specified date, as applicable), subject to de minimis exceptions for such representations and warranties. The Company shall have in all material respects performed all obligations and agreements and in all material respects complied with all covenants and conditions required by this Agreement or any Ancillary Agreement to be performed or complied with by it prior to or at the Closing. The Acquiror shall have received from the Company a certificate to the effect set forth in this Section 7.3(a), signed by a duly authorized officer thereof.

(b) Consents and Approvals. All authorizations, consents, orders and approvals of all Governmental Authorities and officials and all Third Party consents set forth on Schedule 7.3(b) hereto shall have been received and shall be satisfactory in form and substance to the Acquiror in its sole reasonable discretion (“Required Consents”).

(c) No Litigation. No Action shall have been commenced or threatened by or before any Governmental Authority that, in the reasonable, good faith determination of the Acquiror, is reasonably likely to (i) require divestiture of any assets of the Acquiror as a result of the transactions contemplated by this Agreement or the divestiture of any assets of the Company, (ii) prohibit or impose limitations on the Acquiror’s ownership or operation of all or a material portion of its or the Company’s business or assets (or those of any of its Affiliates) or (iii) impose limitations on the ability of the Acquiror or its Affiliates, or render the Acquiror or its Affiliates unable, effectively, to control the business, assets or operations of the Company in any material respect.

(d) Certain Ancillary Agreements. The Acquiror shall have received an executed counterpart of the Stockholder Written Consent, which shall be executed by Stockholders holding not less than eighty-two percent (82%) of the Shares outstanding as of the date of this Agreement. In addition, the Acquiror shall have received an executed counterpart with respect to the Escrow Agreement signed by each party other than the Acquiror or the Merger Subs.

(e) Corporate Documents. The Acquiror shall have received a certificate of the Company, dated as of the Closing Date, certifying as to (i) the full force and effect of the certificate of incorporation and bylaws (or equivalent governing documents) of the Company attached to such certificates as exhibits, (ii) the accuracy and full force and effect of the Stockholder Written Consent, and (iii) the resolutions adopted by the board of directors of the Company regarding this Agreement and the transactions contemplated hereby and attached as one or more exhibits to such certificate.

(f)   Resignations. The Acquiror shall have received letters of resignation from the officers and directors of the Company.

(g) Tax Certificate. The Company shall have delivered to the Acquiror a certificate of the Company certifying that the Company is not, and has not been, a U.S. real property holding corporation, within the meaning of Section 897 of the Code, during the applicable period specified in Section 897(c)(1)(a)(ii) of the Code, which certificate complies with the requirements of Section 1445 of the Code, provided, Acquiror’s sole recourse for the Company’s failure to deliver such certificate should be to withhold in accordance with applicable Law.

(h) No Material Adverse Effect. Following the Agreement Date, there shall not have occurred any change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect.

(i) Caltech Patent Rights Disclaimers. The Company shall have delivered to the Acquiror patent rights disclaimers substantially in the forms attached hereto as Exhibit J-1 and Exhibit J-2 executed by Caltech.

(j) Employees. The closing condition set forth on Schedule 7.3(j) hereto shall have been satisfied.

(k) 401(k) Termination. The Company shall deliver evidence of the termination of the 401(k) Plans in accordance with Section 5.12.

(l) Caltech License Agreements. (i) Each Caltech License Agreement shall have been amended to expand the definition of “Affiliate” thereunder to include Merger Sub II and its Affiliates, including the Acquiror, (ii) Merger Sub II shall have executed a written agreement to be bound by the Caltech License Agreements, and (iii) Caltech License No. 2 shall have been amended to terminate Caltech’s right under Section 5.16 thereof to have a non-voting observer present at all meetings of the Company’s board of directors and all meetings of the executive committees of the Company’s board of directors.

(m)   Metaplanet Information Rights Agreement. The Metaplanet Information Rights Agreement shall have been terminated in accordance with its terms.

(n) Formic Ventures Board Observer Right Letter. The Formic Ventures Board Observer Right Letter shall have been terminated in accordance with its terms.

Article VIII

INDEMNIFICATION

Section 8.1 Survival.

(a) Survival Period of Representations and Warranties. The representations and warranties of the Company, the Acquiror and the Merger Subs contained in this Agreement and the Ancillary Agreements and any schedule, certificate or other document delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby shall survive the Closing for a period of twelve (12) months after the Closing Date; provided, however, that:

(i) the representations and warranties set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority), Section 3.4 (Capitalization), Section 3.5 (Equity Interests), Section 3.18 (Affiliate Interests and Transactions), Section 3.21 (Brokers), Section 4.1 (Organization), Section 4.2 (Authority), Section 4.5 (Merger Consideration), and Section 4.6 (Brokers) (collectively referred to herein as the “Fundamental Representations”) shall survive for a period of five (5) years after the Closing Date;

(ii)    any representations in the case of fraud shall survive indefinitely;

(iii) the representations and warranties set forth in Section 3.15 (Taxes) (the “Tax Representations”) shall survive until the close of business on the 60th day following the expiration of the applicable statute of limitations with respect to the Tax liabilities in question (giving effect to any waiver, mitigation or extension thereof); and

(iv)   the representations and warranties set forth in Section 3.14 (Intellectual Property) (the “IP Representations”) shall survive for a period of three (3) years after the Closing Date.

(b) Survival Period of Covenants. The respective covenants and agreements of the Company, the Acquiror and the Merger Subs contained in this Agreement shall survive the Closing until performed or expired by their terms.

(c) Notice. None of the Company Securityholders, the Acquiror or the Merger Subs shall have any liability with respect to any representations, warranties, covenants or agreements unless notice of an actual or threatened claim, or of discovery of any facts or circumstances that the Acquiror or the Securityholder Representative, as the case may be, reasonably believes may result in a claim hereunder, is given to the other party prior to the expiration of the survival period, if any, for such representation, warranty, covenant or agreement, in which case such representation, warranty, covenant or agreement shall survive as to such claim until such claim has been finally resolved, without the requirement of commencing any Action in order to extend such survival period or preserve such claim.

Section 8.2 Indemnification by the Company Securityholders. Subject to the terms, conditions and limitations of this Article VIII, following the Closing, the Company Securityholders, severally and not jointly (based on their relative Indemnification Pro Rata Portion), shall defend, indemnify and hold harmless the Acquiror, the Merger Subs, the Surviving Company and their Affiliates, and the respective Representatives, successors and assigns of each of the foregoing (collectively, the “Acquiror Indemnified Parties” and each, an “Acquiror Indemnified Party”) from and against, and shall compensate and reimburse each of foregoing for, any and all losses, damages, enhanced damages, liabilities, deficiencies, claims, diminution of value, interest, awards, judgments, penalties, Taxes, costs and expenses (including reasonable and documented, out-of-pocket attorneys’ fees, costs and other reasonable and documented out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”), asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by the Company contained in this Agreement or any Ancillary Agreement or any schedule, or certificate delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby (without giving effect to any limitations or qualifications thereto, including materiality, Material Adverse Effect, knowledge or subsequent supplements or updates to the Disclosure Schedules);

(b) any breach of any covenant or agreement by the Company (but expressly excluding, for purposes of clarity, the Surviving Company) contained in this Agreement or any Ancillary Agreement or any schedule or certificate delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby;

(c) any Transaction Expenses that did not otherwise reduce the Upfront Cash Consideration;

(d) any amounts required to be paid to Company Securityholders due to errors in the Consideration Spreadsheet; and

(e) any unpaid Pre-Closing Taxes.

Section 8.3 Indemnification by the Acquiror. Subject to the terms, conditions and limitations of this Article VIII, following the Closing, the Acquiror shall defend, indemnify and hold harmless the Company Securityholders and their Affiliates and their respective Representatives, successors and assigns of each of the foregoing (collectively, the “Securityholder Indemnified Parties” and each, a “Securityholder Indemnified Party”) from and against, and shall compensate and reimburse each of the foregoing for, any and all Losses asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by the Acquiror or the Merger Subs contained in this Agreement or any Ancillary Agreement or any schedule or certificate delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby (without giving effect to any limitations or qualifications as to materiality, Material Adverse Effect, knowledge or other exception set forth therein); and

(b) any breach of any covenant or agreement by the Acquiror or the Merger Subs (or, following the Closing, the Surviving Company) and contained in this Agreement or any Ancillary Agreement or any schedule or certificate delivered pursuant hereto or thereto or in connection with the transactions contemplated hereby or thereby.

Section 8.4 Procedures. Except with respect to Tax Contests, which will be governed exclusively by Section 6.2:

(a) Third Party Claim Notice. The Acquiror Indemnified Party or Securityholder Indemnified Party, as applicable (the “Indemnified Party”), in respect of, arising out of or involving a Loss or a claim or demand made by any person against the Indemnified Party (a “Third Party Claim”) shall deliver a written notice (a “Claim Notice”) in respect thereof to the Securityholder Representative, on behalf of the Company Securityholders, or to the Acquiror, as applicable (the “Indemnifying Party”) with reasonable promptness after receipt by such Indemnified Party of notice of the Third Party Claim, and shall provide the Indemnifying Party with such information in writing with respect thereto as the Indemnifying Party may reasonably request. The failure to deliver a Claim Notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b) Assumption of Defense. The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within ten (10) Business Days of receipt of a Claim Notice from the Indemnified Party in respect of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party (which expenses shall not be applied against any indemnity limitation herein) with counsel selected by the Indemnifying Party and satisfactory to the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim for equitable or injunctive relief or any claim that would impose criminal liability or damages, and the Indemnified Party shall have the right to defend, at the expense of the Indemnifying Party, any such Third Party Claim. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof. If the Indemnifying Party does not expressly elect to assume the defense of such Third Party Claim within the time period and otherwise in accordance with the first sentence of this Section 8.4(b), the Indemnified Party shall have the sole right to assume the defense of and to settle such Third Party Claim. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel reasonably acceptable to the Indemnifying Party and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless the named parties to the Third Party Claim (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party reasonably determines that representation by counsel to the Indemnifying Party of both the Indemnifying Party and such Indemnified Party may present such counsel with a conflict of interest, it being understood that the Indemnifying Party shall control such defense. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall reasonably cooperate with the Indemnifying Party in such defense and retain and (upon the Indemnifying Party’s request) provide to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Whether or not the Indemnifying Party shall have assumed the defense of a Third Party Claim, (i) the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent, (ii) the Indemnifying Party shall not enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (A) involves a finding or admission of wrongdoing by the Acquiror or its Affiliates (including after the Closing, the Company) or (B) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder. If the Indemnified Party shall have assumed the defense of a Third Party Claim in accordance with this Agreement, the Indemnified Party (if the Indemnified Party is the Acquiror) shall not enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim without the express prior written consent of the Securityholder Representative (which consent will not be unreasonably withheld, conditioned or delayed).

(c) Direct Claim Notice. An Indemnified Party seeking indemnification in respect of, arising out of or involving a Loss or a claim or demand hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party (a “Direct Claim”) shall deliver a Claim Notice in respect thereof to the Indemnifying Party with reasonable promptness after becoming aware of facts supporting such Direct Claim, and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request. The failure to deliver a Claim Notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party or otherwise than pursuant to this Article VIII. The Securityholder Representative (if the Indemnifying Parties are the Company Securityholders pursuant to Section 8.2) or the Acquiror (if the Indemnifying Parties are the Acquiror pursuant to Section 8.3) may in good faith, at any time on or before the tenth (10th) Business Day following its receipt of a Claim Notice (the “Claim Objection Period”), object to the claim made in such Claim Notice by delivering written notice to the Indemnified Party (the “Claim Objection”). If the Indemnifying Party does not notify the Indemnified Party within the Claim Objection Period in respect of a Direct Claim that the Indemnifying Party disputes its liability to the Indemnified Party hereunder, such Direct Claim specified by the Indemnified Party in such Claim Notice shall be conclusively deemed a liability of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand. If the Indemnifying Party agrees that it has an indemnification obligation but asserts that it is obligated to pay a lesser amount than that claimed by the Indemnified Party, the Indemnifying Party shall pay such lesser amount promptly to the Indemnified Party, without prejudice to or waiver of the Indemnified Party’s claim for the difference. If the Securityholder Representative (if the Indemnifying Parties are the Company Securityholders pursuant to Section 8.2) or the Acquiror (if the Indemnifying Parties are the Acquiror pursuant to Section 8.3), timely delivers a Claim Objection, the Acquiror and the Securityholder Representative, as applicable, shall attempt in good faith to agree upon the rights of the respective parties with respect to the disputed items of Losses, and if the parties are not able to fully resolve all such differences within thirty (30) days from the applicable party’s receipt of a Claim Objection, the Acquiror or the Securityholder Representative, as applicable, shall have the right to pursue such remedies or legal recourse as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d) No Requirement of Claim or Action Against Third Party. The Indemnifying Party shall not be entitled to require that any Action be made or brought against any other Person before Action is brought or claim is made against it hereunder by the Indemnified Party.

Section 8.5 Limits on Indemnification. Notwithstanding anything contained in this Agreement to the contrary:

(a) Minimum Amount of Losses. An Indemnifying Party(ies) shall not be liable for any claim for indemnification pursuant to Section 8.2(a) or Section 8.3(a), as the case may be, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Indemnifying Party(ies) equals or exceeds $200,000 (the “Basket”), in which case the Indemnifying Party(ies) shall only be liable for the amount of such Losses in excess of the Basket; provided, that the foregoing indemnification limitations shall not apply to Losses arising out of or relating to the inaccuracy or breach of any Fundamental Representation, the IP Representations, or the Tax Representations, or to any representation or warranty in the event of fraud, willful misconduct or intentional misrepresentation.

(b) Maximum Amount Recoverable for Breaches of Representations and Warranties. The maximum aggregate amount of indemnifiable Losses which may be recovered from the Company Securityholders arising out of any claim made under Section 8.2(a) (other than Losses arising out of or relating to the inaccuracy or breach of any Fundamental Representation, the Tax Representations or fraud, willful misconduct or intentional misrepresentation) shall be the Indemnity Escrow Fund and the Acquiror, on behalf of itself and the other Acquiror Indemnified Parties, agrees not to seek, and shall not be entitled to recover, any Losses in excess of such Indemnity Escrow Fund (and the Indemnity Escrow Fund and the R&W Insurance Policy shall be the sole source of recourse for the Acquiror Indemnified Parties).

(c) Limits on Maximum Amount Recoverable. The maximum aggregate amount of indemnifiable Losses which may be recovered from any Company Securityholder shall not exceed the Merger Consideration actually received by such Company Securityholder under this Agreement and the Acquiror, on behalf of itself and the other Acquiror Indemnified Parties, agrees not to seek, and shall not be entitled to recover, any Losses or other payments pursuant to claims made by Acquiror Indemnified Parties under this Agreement in excess of such amount, subject to the other terms, conditions and limitations set forth herein. Notwithstanding the foregoing in this clause (c), the limitation in this clause (c) shall not apply to Losses arising out of or relating to fraud, willful misconduct or intentional misrepresentation made by any Company Securityholder in respect of any representations and warranties under any Ancillary Agreement to which such Company Securityholder is a party (and such exclusion shall only apply to such Company Securityholder who committed such fraud, willful misconduct or intentional misrepresentation and the Acquiror shall have the right to seek recourse against only such Company Securityholder, and not any other Company Securityholder, in connection therewith).

(d) Net Amount Recoverable. The amount of any Loss for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the Indemnified Party from any Third Party or from any insurance policy, including, with respect to Acquiror Indemnified Parties, under the R&W Insurance Policy as a result of the facts or circumstances giving rise to the Losses.

(e) Mitigation. Each Indemnified Party shall use its commercially reasonable efforts to mitigate any Losses for which such Indemnified Party is entitled to indemnification under this Article VIII (other than with respect to Taxes), which shall include using commercially reasonable efforts to pursue recovering any proceeds reasonably available under insurance policies (including, with respect to the Acquiror Indemnified Parties, under the R&W Insurance Policy).

(f)   Indemnification For Taxes. Nothing in Section 3.15 or otherwise in this Agreement shall be construed as a representation or warranty with respect to the amount or availability of any net operating loss, capital loss, deductions, Tax credits, Tax basis or other Tax asset or attribute of the Company in any taxable period (or portion thereof) beginning after the Closing Date, except for the representations and warranties set forth in Section 3.15(j), Section 3.15(k), Section 3.15(l), Section 3.15(m) and Section 3.15(n). The Acquiror, the Merger Subs, the Surviving Company, and/or their Affiliates shall not be entitled to indemnification pursuant to this Article VIII for any (i) Taxes to the extent such Taxes have been reflected in the calculation of Closing Net Working Capital, Indebtedness, Transaction Expenses or otherwise have directly reduced the Upfront Cash Consideration pursuant to Section 2.13(f) (in each case as finally determined hereunder), (ii) Taxes arising from the amount or availability in any taxable period (or portion thereof) beginning after the Closing Date of any net operating loss, net operating loss carryforward, capital loss or Tax credit carryforward of the Company; provided, that for the avoidance of doubt, this clause (ii) shall not apply to any Taxes paid or payable by or with respect to the Company for any Pre-Closing Tax Period; (iii) Taxes arising from a breach of the representations and warranties in Section 3.15 for a Tax period (or portion of a Tax period) beginning after the Closing Date, other than Section 3.15(j) Section 3.15(k), Section 3.15(l), Section 3.15(m) or Section 3.15(n), (iv) Transfer Taxes allocated to the Acquiror pursuant to Section 6.4 or (v) Taxes arising from any transactions entered into on the Closing Date after the Closing outside of the Ordinary Course of Business (except as expressly contemplated by this Agreement). Any calculation of Losses for purposes of the indemnity provisions in this Article VIII shall be reduced to take account of any net cash Tax benefit actually realized in the year of such Loss by the party indemnified pursuant to this Article VIII as a result of any such Losses, calculated on a “with and without” basis (i.e., by treating any deductions or credits resulting from such Losses as the last deductions or credits taken on any Return).

Section 8.6 Remedies Not Affected by Investigation, Disclosure or Knowledge. If the transactions contemplated hereby are consummated, the Acquiror expressly reserves the right to seek indemnity or other remedy for any Losses arising out of or relating to any breach of any representation, warranty or covenant contained herein, notwithstanding any investigation by, disclosure to, knowledge or imputed knowledge of the Acquiror or any of its Representatives in respect of any fact or circumstance that reveals the occurrence of any such breach, whether before or after the execution and delivery hereof. In furtherance of the foregoing, the Company Securityholders agree that as knowledge or lack of reliance shall not be a defense in law or equity to any claim of breach of representation, warrant or covenant by the Company herein, the Company Securityholders shall not in any proceeding concerning a breach or alleged breach of any representation, warranty or covenant herein, or any indemnity thereof, seek information concerning knowledge or reliance of the Acquiror or any of its Representatives, through deposition, discovery, or otherwise, or seek to introduce evidence or argument in any proceeding regarding the knowledge or lack of reliance of the Acquiror or any of its Representatives prior to the Closing or with respect to any such representations, warranties or covenants. Notwithstanding the foregoing in this Section 8.6, this Section 8.6 does not, and is not intended to, impact or impair any of the disclosures made by the Company in the Disclosure Schedules, which disclosures shall qualify the representations and warranties made by the Company in this Agreement.

Section 8.7 Indemnity Order of Recourse; Other. Notwithstanding anything contained herein to the contrary:

(a) With respect to Losses arising pursuant to Section 8.2(a) that may be recovered by the Acquiror Indemnified Parties, such Losses shall be satisfied as follows in the following order: (i) first, from the Indemnity Escrow Fund, to the extent of the amount then held in the Indemnity Escrow Fund, (ii) second, from the R&W Insurance Policy (to the extent applicable), (iii) third, solely in the case of a breach or inaccuracy of any Fundamental Representation made by the Company in this Agreement or fraud, willful misconduct or intentional misrepresentation of the Company, pursuant to the Acquiror Set-Off Rights (as defined below) and (iv) fourth, solely in the case of a breach or inaccuracy of any Fundamental Representation or Tax Representation, directly against the Company Securityholders, severally and not jointly (based on their relative Indemnification Pro Rata Portion), in each case, subject to the terms, conditions and limitations contained in this Agreement.

(b) With respect to Losses arising pursuant to Section 8.2 that may be recovered by the Acquiror Indemnified Parties directly against the Company Securityholders severally and not jointly (based on their relative Indemnification Pro Rata Portion), such recovery shall be sought in cash and shares of Acquiror Common Stock in the same proportion of cash and shares of Acquiror Common Stock then received by the Company Securityholders (with the understanding that if any such Company Securityholder does not then hold the requisite number of shares of Acquiror Common Stock to satisfy such indemnification obligation, then such recovery will be satisfied in cash by such Company Securityholder with the amount of cash in respect of such amounts that would have otherwise been satisfied by such Acquiror Common Stock based on the Acquiror Upfront Stock Price or the Acquiror Milestone Stock Price, as applicable, based on which shares would otherwise have been the source of such recovery).

(c) For purposes of calculating the value of the shares of Acquiror Common Stock in respect of any indemnification obligations of the Company Securityholders, the value of the Upfront Stock Consideration shall be determined based on the Acquiror Upfront Stock Price (with respect to the Upfront Stock Consideration) and the value of the shares of Acquiror Common Stock issued in respect of any Milestone Consideration shall be determined based on the applicable Acquiror Milestone Stock Price.

Section 8.8 Tax Matters. Any payment made (or deemed made with respect to forfeiture of any payment) pursuant to this Article VIII shall, to the extent permitted by applicable Law, be treated for all income Tax purposes as adjustments to the Merger Consideration.

Section 8.9 Recovery under the R&W Insurance Policy. Notwithstanding anything to the contrary contained herein, no limitations (including any survival limitations and other limitations set forth in this Article VIII), qualifications or procedures in this Agreement shall be deemed to limit or modify the ability of the Acquiror to make claims under, or recover under, the R&W Insurance Policy; it being understood that any matter for which there is coverage available under the R&W Insurance Policy shall be subject to the terms, conditions and limitations, if any, set forth in the R&W Insurance Policy.

Section 8.10  Right of Set Off. The Acquiror is expressly authorized, but shall not be obligated, to secure payment for any Losses as a result of, arising out of or relating to (i) any breach or inaccuracy of any Fundamental Representation made by the Company in this Agreement or (ii) fraud, willful misconduct or intentional misrepresentation of the Company at or prior to the Closing under this Agreement in accordance with the following sentence. If at the time any Milestone Consideration is owed pursuant to Section 2.16 and there shall be any outstanding Claim Notice made by the Acquiror under this Agreement, then the Acquiror shall be entitled, but shall not be required, to withhold from any such Milestone Consideration the amount of Losses claimed in the Claim Notice (the “Offset Amount”). The foregoing in this Section 8.10 is subject to the terms and conditions as set forth in Section 8.7(a). If the final amount of Losses for such Claim Notice is determined under this Agreement to be less than the Offset Amount withheld from such Milestone Consideration, then the Acquiror shall promptly, and in any event within ten (10) Business Days following the final determination of the actual amount of such Losses, pay (or issue, as applicable) the Milestone Consideration to the applicable Company Securityholders. The Acquiror’s rights under this Section 8.10 shall be known herein as the “Acquiror Set-Off Rights.”

Section 8.11 Further Acknowledgements by the Acquiror.

(a) Independent Investigation. The Acquiror has conducted its own independent review and analysis of the Evaluation Materials, the Company, the Company’s business and the assets, liabilities, results of operations and financial condition of the Company. The Acquiror has undertaken such investigation as it has deemed necessary in connection with the execution, delivery and performance of this Agreement and the other Ancillary Agreements and the consummation of the transactions.

(b) Diligence Items and Forecasts. Without limiting the generality of the foregoing, no Acquiror Indemnified Party shall have any claim or right to recovery pursuant to this Agreement or otherwise, with respect to (i) any information, documents or materials furnished, delivered or made available by the Company Securityholders, the Company or its Affiliates, officers, directors, employees, agents or advisors to the Acquiror and/or its Affiliates or Representatives in certain “data rooms,” management presentations or any other form in contemplation of the transactions or (ii) any projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or the future business, operations or affairs of the Company heretofore or hereafter delivered to or made available to the Acquiror and/or its Affiliates or Representatives.

(c) Sole Representations and Warranties. The Acquiror acknowledges, on behalf of itself and the other Acquiror Indemnified Parties, that the only representations and warranties made by the Company or any Company Securityholder or any of their respective Affiliates or Representatives are expressly set forth in Article IV herein (as modified by the Disclosure Schedules) or any other Ancillary Agreement to which the Company or any Company Securityholder is a party or in any certificate or instrument to be delivered to the Acquiror pursuant to this Agreement or any such other Ancillary Agreement at or prior to the Closing.

Section 8.12  Exclusive Remedy. Except for the indemnity given for the benefit of the Securityholder Representative under this Agreement and any non-monetary equitable relief to which any party hereto may be entitled from and after the Closing, the indemnification provisions contained in this Article VIII are intended to provide the sole and exclusive remedy following the Closing as to all Losses any Person may incur arising from or relating to the Agreement and the transactions contemplated hereby, and each Person hereby waives, to the full extent they may do so, any other rights or remedies against the other parties to this Agreement that may arise under any applicable statute, rule or regulation.

Article IX
TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Acquiror and the Company;

(b) by the Acquiror, if the Company fails to deliver the Stockholder Written Consent to the Acquiror as described in Section 5.4 within 24 hours after the execution of this Agreement;

(c)

(i) by the Company, if the Company is not then in material breach of its obligations under this Agreement and the Acquiror or the Merger Subs breach or fail to perform in any respect any of their representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Company, or

(ii)    by the Acquiror, if the Acquiror or the Merger Subs are not then in material breach of their respective obligations under this Agreement and the Company breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3, (B) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Acquiror;

(d) by either the Company or the Acquiror if the Merger shall not have been consummated by August 31, 2022 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 9.1(d) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Merger to be consummated on or prior to the Termination Date; or

(e) by either the Company or the Acquiror in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other Action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other Action shall have become final and nonappealable; provided, that the Acquiror and the Merger Subs (if the Acquiror is so requesting termination) or the Company (if it is so requesting termination), as the case may be, shall have used their commercially reasonable efforts, in accordance with Section 5.8, to have such order, decree, ruling or other Action vacated.

The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other party.

Section 9.2 Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (i) for Section 2.17(d), Section 5.7, Section 5.10, Article X (other than Section 10.12 relating to enforcement) and this Section 9.2, and (ii) that no such termination shall relieve either party from any liability or damages arising (A) out of fraud or (B) under the Additional Side Letter.

(b) The parties acknowledge that the agreements contained in this Section 9.2 (and under the Additional Side Letter) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, none of the parties would have entered into this Agreement.

Article X
GENERAL PROVISIONS

Section 10.1 Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated; provided, that if the transactions contemplated hereby are consummated, Transaction Expenses shall be borne by the Company and paid as provided in this Agreement.

Section 10.2 Amendment and Modification. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective boards of directors at any time prior to the Closing Date (notwithstanding any stockholder approval); provided, however, that after approval of the transactions contemplated hereby by the Stockholders of the Company, no amendment shall be made which pursuant to applicable Law requires further approval by such Stockholders without such further approval. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 10.3 Extension. At any time prior to the First Effective Time, the parties (other than the Securityholder Representative), by action taken or authorized by their respective boards of directors, may, to the extent permitted by applicable Law, extend the time for the performance of any of the obligations or other acts of the parties. Any agreement on the part of a party to any such extension shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

Section 10.4 Waiver; Remedies Cumulative. At any time prior to the First Effective Time, the parties (other than the Securityholder Representative) may, by action taken or authorized by their respective boards of directors, to the extent permitted by applicable Law, (a) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or any document delivered pursuant hereto or (b) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 10.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to the Acquiror, the Merger Subs or the Surviving Company, to:

SomaLogic, Inc.

2945 Wilderness Place

Boulder, CO 80301

Attention: General Counsel

E-mail: somalegal@somalogic.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
555 Mission Street
San Francisco, CA 94105-0921
Attention: Ryan A. Murr and Branden C. Berns
E-mail: rmurr@gibsondunn.com; bberns@gibsondunn.com

(ii) if to the Securityholder Representative, to:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Telephone: (303) 648-4085

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Chris F. Fennell and Jason Skolnik

Email: cfennell@wsgr.com; jskolnik@wsgr.com

Section 10.6 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

Section 10.7 Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.

Section 10.8 No Third-Party Beneficiaries. Except as provided in Article VIII and except for the D&O Indemnified Persons and the rights of the Company Securityholders under Section 5.11 (Registration of Acquiror Common Stock), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

Section 10.9 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 10.10 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal Action or proceeding arising out of or relating to this Agreement brought by any party or its successors or assigns against any other party shall be brought and determined in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal Action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any Action, suit or proceeding relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, Action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, Action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, the parties agree that (i) disputes with respect to the matters referenced in Section 2.13 shall be resolved by the Independent Accounting Firm as provided therein and (ii) disputes with respect to the matters referenced in Section 2.16 shall be resolved by the JAMS arbitrator as provided therein.

Section 10.11 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the Acquiror (in the case of an assignment by the Company) or the Company (in the case of an assignment by the Acquiror or the Merger Subs), and any such assignment without such prior written consent shall be null and void; provided, however, that (a) the Acquiror may assign this Agreement to any Subsidiary of the Acquiror without the prior consent of the Company; provided, that the Acquiror shall continue to remain responsible for its liabilities and obligations under this Agreement and (b) the Acquiror may assign this Agreement without such prior written consent in connection with the acquisition (whether by merger, consolidation, sale or otherwise) of the Acquiror of that part of the Acquiror’s business to which this Agreement relates, as long as the assignee thereof agrees in writing (in connection with such acquisition) to assume and be bound as the Acquiror and such assignment otherwise complies with the terms and conditions of Section 2.16(h). Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.12 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any Action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 10.13 Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to U.S. dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.

Section 10.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 10.15 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.16 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 10.17 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 10.18 Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

Section 10.19 No Presumption Against Drafting Party. Each of the Acquiror, the Merger Subs and the Company acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 10.20 Waiver of Conflicts Regarding Representation.

(a) Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”) has acted as counsel for the Company in connection with the sale of the Company, including the process by which the Company solicited, discussed and negotiated strategic alternatives prior to the date hereof, this Agreement and the other agreements referenced herein or therein and the transactions contemplated hereby and thereby (the “Merger Engagement”) and, in that connection, not as counsel for any other Person, including Acquiror or any of its Affiliates. Only the Company shall be considered a client of WSGR in the Merger Engagement. Notwithstanding anything contained herein to the contrary, if the Securityholder Representative or any Company Securityholder so desires, WSGR shall be permitted, without the need for any future waiver or consent, to represent any of the Securityholder Representative and/or any Company Securityholder (each, a “Company Party”) after the Closing in connection with any matter related to the matters contemplated by this Agreement or any other agreements referenced herein or therein or any disagreement or dispute relating thereto and may in connection therewith represent the agents or Affiliates of any Company Party, in any of the foregoing cases including in any dispute, litigation or other adversary proceeding against, with or involving Acquiror, or any of its agents or Affiliates.

(b) To the extent that communications between any Company Party, on the one hand, and WSGR, on the other hand, relate solely to the Merger Engagement, such communication shall be deemed to be attorney-client confidences that belong solely to the Securityholder Representative, for and on behalf of the Company Parties. Neither Acquiror, nor any of its Affiliates, shall have access to any such communications or the files or work product of WSGR, to the extent that they relate solely to the Merger Engagement, whether or not the Closing occurs. Without limiting the generality of the foregoing, Acquiror acknowledges and agrees, for itself and on behalf of its Affiliates, upon and after the Closing: (i) the Securityholder Representative, for and on behalf of the Company Parties, and WSGR shall be the sole holders of the attorney-client privilege with respect to information that relates solely to the Merger Engagement, and neither Acquiror nor any of its Affiliates shall be a holder thereof; (ii) to the extent that files or work product of WSGR that relate solely to the Merger Engagement constitute property of the client, only the Securityholder Representative, for and on behalf of the other Company Parties, shall hold such property rights and have the right to waive or modify such property rights; and (iii) WSGR shall have no duty whatsoever to reveal or disclose any such attorney-client communications, files or work product to Acquiror or any of its Affiliates, by reason of any attorney-client relationship between WSGR and the Company to the extent relating solely to the Merger Engagement; provided, that, to the extent any communication is both related and unrelated to the Merger Engagement, the Securityholder Representative, for and on behalf of the other Company Parties, shall, upon request from Acquiror, instruct WSGR to provide copies of such communications, files or work product to Acquiror or its Affiliates (with only that information that solely relates to the Merger Engagement redacted).

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SOMALOGIC, INC.

By:	/s/ Roy Smythe
Name: Roy Smythe
Title: Chief Executive Officer

PANTHER MERGER SUBSIDIARY I, LLC

By:	/s/ Ruben Gutierrez
Name: Ruben Gutierrez
Title: President

PANTHER MERGER SUBSIDIARY II, LLC

By:	/s/ Ruben Gutierrez
Name: Ruben Gutierrez
Title: President

PALAMEDRIX, INC.

By:	/s/ Michael Shane Bowen
Name: Michael Shane Bowen
Title: President and Chief Executive Officer

SHAREHOLDER REPRESENTATIVE SERVICES LLC, as the Securityholder Representative

By:	/s/ Corey Quinlan
Name: Corey Quinlan
Title: Director